MID PENN BANCORP. INC.

2025 ANNUAL REPORT
TO SHAREHOLDERS



A LETTER TO OUR
SHAREHOLDERS



DEAR FELLOW SHAREHOLDERS,

Looking back, 2025 was quite a turbulent year, with conflicts raging in the Middle East, Africa, Asia and Eastern Europe, social unrest and ongoing inflation in the United States, and widespread confusion and concern over the trade policies of the new administration in Washington roiling markets almost daily.

For Mid Penn, however, 2025 was another successful year. In addition to completing two acquisitions and announcing two others, it was a strong year of operating performance, a strong year in shareholder return and another year of executing on all aspects of our mission statement, "TO REWARD ALL OF OUR SHAREHOLDERS, CRITICALLY SERVE AND SUPPORT ALL OF OUR CUSTOMERS AND COMMUNITIES, AND CHERISH ALL OF OUR EMPLOYEES".

Operating Results

The real lifeblood of this company continues to be its net interest margin, which is resultant from our loan and deposit activity. Throughout 2025, we expanded the margin by 45 basis points, from 3.11% at the start of the year to 3.56% at the end of the year. We accomplished this expansion with pricing discipline on both sides of the balance sheet.

In addition to the improvement in net interest margin and revenues, we also improved noninterest revenues. Noninterest revenues are derived from fee-based services provided by the following groups:

- Trust and Wealth Management
- Residential Mortgage
- Credit Card and Merchant Services
- Insurance Agency

We had solid performance across the board in those activities.

Notwithstanding the $11.5 million in merger and acquisition expenses we had in 2025, we also delivered strong noninterest expense discipline. Revenue growth and disciplined expense management combined to generate positive operating leverage of 7.8%. Positive operating leverage is critical to the long-term sustainability of our earnings.

Rewarding All of Our Shareholders

Based upon the appreciation in our stock price and dividends declared in 2025, our Total Shareholder Return for the year was 10.7%.

Over the last 5 years, TSR has been 65.6% (13.12% average), over the last 10 years, 161.1% (16.1% average), and over last 15 years, 535.8% (35.7% average). During each of those time periods, Mid Penn has compared favorably to its peer groups.

We have built this company over the last 17 years through a combination of strong organic growth and intelligent M&A. While those M&A transactions have periodically diluted the tangible book value of the company, they have also helped build a much stronger earnings engine that has fueled TSR results.

With the closing of the 1st Colonial Bancorp, Inc. acquisition that we announced in September 2025—our seventh whole bank acquisition in the last 11 years—we now plan to shift our focus to our organic growth engine that we feel will fuel continued strong TSR over the next few years.

> "...it was a strong year of operating performance, a strong year in shareholder return and another year of executing on all aspects of our mission statement..."

Critically Serving Our Customers

Mid Penn provides commercial loans, residential mortgages, and consumer loans across Pennsylvania and central and southern New Jersey. 2025 saw the following in loan activity for a total of $1.2 billion of new loans:

- 42 commercial lenders—$973 million commercial loans
- 11 residential mortgage lenders—$133 million residential mortgages
- 59 Financial Centers—$41 million consumer loans

This represents the fourth-highest combined loan origination total in the 17-year tenure of the current executive management team. Our lenders are active across all markets we serve, providing financing that supports homeownership, business growth, real estate investment, and education. Each loan strengthens not only the borrower, but also the financial health of the overall community.

We entered 2025 with 45 financial center locations. We opened a new financial center in Camden, NJ, in January and one in Wayne, PA, in April. We also gained 12 new financial centers when we closed on the William Penn Bank acquisition in April. With that growth, we ended the year with 59 financial centers which house over $5 billion of customer deposits. We now hold over 140,000 deposit accounts, providing valuable oversight and protection to individuals, businesses, nonprofit organizations, and municipalities throughout Pennsylvania and New Jersey.

Mid Penn also provides Trust and Wealth Management services with $1 billion in assets under management (AUM). Those custodial, brokerage, and advisory relationships help individuals, businesses, and municipalities protect and manage their assets so that they are available to them when needed.

Finally, since 2021, Mid Penn has also provided insurance services, including property and casualty, employee benefit and life insurance to businesses and individuals primarily in its legacy markets. We currently have 803 commercial clients, 1,285 personal clients, and 89 employee benefit clients.

Through the effective delivery of these products and services, we meet essential customer needs every day.

Critically Supporting Our Communities

The regulatory definition of a community bank is a bank up to $10 billion in asset size. Mid Penn falls squarely within that range. We believe that the definition and true test of a community bank is rooted in the relationships it builds. Beyond delivering revenue-generating services that benefit both the financial institution and its customers, a true community bank invests time and resources to strengthen the communities it serves. Community engagement is not merely philanthropic—it directly supports long-term success by fostering stronger, more resilient local economies.

2025 marked the 10th year for both of our annual signature fundraising campaigns.

Mid Penn Bank Celebrity Golf Classic

In July, we once again held our Celebrity Golf Classic, which raises money for three spectacular organizations aiding in the fight against breast cancer.

- The Pennsylvania Breast Cancer Coalition
- The Basser Center for BRCA at Penn Medicine
- The Cooper Foundation at Cooper Health

A breast cancer diagnosis and subsequent battle is devastating for families. Over the last 10 years, with the help of our many celebrity friends and generous sponsors, we have raised and contributed over $1.4 million to this cause with the intention of helping to find a cure so our daughters do not have to.

NoShaveNovember

In November, we held our 10th annual NoShaveNovember fundraiser with Dr. Jay Raman's Department of Urology at Penn State Health to benefit prostate cancer research and screenings. This year, we added the successful "Dash for the Stache" 5K event to the campaign. With $355,000 raised and contributed in 2025, our ten-year total now stands at $1.67 million, which Dr. Raman and his team use in the fight against prostate cancer.

Cherishing Our Employees

At Mid Penn, we understand that strong shareholder returns are driven by strong earnings, and strong earnings are driven by a high performing workforce. That performance begins with a culture that empowers our employees to excel while supporting their professional growth and personal aspirations.

15 years ago, we established the framework for accomplishing that culture in creating Mid Penn University and it remains a cornerstone of our talent development strategy. In 2025, the University held 433 class sessions with 600 of our employees taking at least one of those classes. The classes are not exclusively work related. Some classes focus on parenting, financial planning, health initiatives, professional etiquette or community involvement. The happier the individual is in their daily life, the more productive they are in their professional life.

Over time, we added employee development and performance coaching teams. Those teams strive to establish an Individual Development Plan (IDP) for each and every employee as a career roadmap built between the employee and their supervisor. We ended 2025 with a 97% penetration rate in IDPs. Each IDP has long-term career objectives and short-term educational objectives, which are fulfilled through classes provided by Mid Penn University. We also established programs that promote strong pipelines for new employees through our Professional Development Associate (PDA) Program, our College Intern Program, and our College Through Work Program.



Preparing For The Future

In late 2024, we launched an infrastructure development strategic plan in which we aim to build the company's infrastructure by the end of 2027 to support growth to and beyond $10 billion. While we do not foresee reaching $10 billion by the end of 2027, we want to be prepared by then for the additional regulatory oversight that crossing that threshold requires. Aided by Deloitte & Touche LLP, we developed a gap analysis and a subsequent action plan to ensure that we are prepared to handle the scrutiny of a $10 billion company. We began to execute the plan in 2025 and will continue in order to reach the desired infrastructure level by the end of 2027. These investments are critical to the long-term sustainability of this company.

Outlook For 2026

We enter 2026 confident in our strategy, confident in the diversity of our markets, and confident in our people. By the time this letter goes to the masses, we will have finalized the two acquisitions we announced late in 2025. We will also be a quarter into our renewed focus on the organic growth that has defined our performance for much of the past 17 years. The economic environment is ripe for strong performance in all aspects of our business. We will, as always, remain focused on preserving asset quality, growing our net interest revenues and margin, growing noninterest revenues, controlling operating expenses, and bolstering operating leverage—all while continuing to build a sustainable engine to meet any challenge.

> **We view our employees as our most important asset, and our investment in their development is foundational to maintaining a strong culture and sustaining performance and long-term success.**

We also launched an artificial intelligence (AI) task force in late 2024 that began to build the plan for how we implement and control the usage of AI. With the advent of generative AI comes the thought by some that AI could be used to replace employees. Our view at Mid Penn is that we would like to use AI in a controlled manner to make all employees more efficient at their jobs. If we are successful, then we should be able to drive up our efficiency and drive down our efficiency ratio while continuing to grow the company at a much faster pace than our peers.

Seventeen years ago when the current management team started, we had 180 full-time employees, $572 million in assets ($3 million per employee), $22 million in total revenues ($122,000 per employee), and an efficiency ratio of 73%. At the end of 2025, we had 725 employees, approximately $6.1 billion in assets ($8.5 million per employee), $226 million in revenues ($312,000 per employee), and an efficiency ratio of less than 60%. Smart use of AI will allow us to continue that progress without sacrificing our real advantage, which is building face-to-face relationships.

Postscript

We also want to use the occasion of this letter to pay tribute to former Chair, President and Chief Executive Officer of Mid Penn, Gene Shaffer. Gene passed away at 90 years old on February 4, 2026. Gene came to Mid Penn (then the Millersburg Trust Company) in 1969 and served as Mid Penn's top executive for almost 20 years and as a board member for over 30 years before fully retiring in 2006. During his time, Mid Penn went from a bank with less than $100 million in assets, located exclusively in Upper Dauphin County, to one with several hundred million in assets and with a presence throughout Dauphin County, including the greater Harrisburg area, and with locations in Schuylkill and Northumberland Counties. If not for his tenure, we never would have had the foundation for what we have built today. All current stakeholders of Mid Penn owe Gene a debt of gratitude for his time here.

Rest In Peace, Gene.

Rory G. Ritrievi
Chair, President and Chief Executive Officer

BUILT ON STABILITY.
POSITIONED FOR GROWTH.



2025 was another strong year of performance for Mid Penn as we continued executing on our strategic plan and advancing our growth strategy. We look forward to building on this momentum in the year ahead.



10.8%
Organic Deposit Growth



$0.82 PER SHARE
Cash Dividends Paid



14
Financial Centers Added



6.91%
Tangible Book Value Growth

Cost of Funds: decreased to 2.83% in 2025 from 3.25% in 2024 through paydown of Sub-debt/ borrowings, and disciplined deposit pricing.

Yield on Earnings Assets: increased to 5.76% in 2025 from 5.65% in 2024 due to the strategic deployment of capital into attractive investments, mortgage pools, natural repricing in the loan portfolio, and disciplined pricing on new loans.



Total Deposits ($000s)

Year	Value
2023	4,346,236
2024	4,689,927
2025	5,214,663



Total Loans ($000s)

Year	Value
2023	4,252,792
2024	4,443,070
2025	4,862,838



Total Revenue ($000s)

Year	Value
2023	166,981
2024	179,164
2025	225,937



Efficiency Ratio (%)

Year	Value
2023	71.00
2024	65.60
2025	59.14



Return on Average Assets (%)

Year	Value
2023	0.77
2024	0.91
2025	0.93



Return on Average Tangible Common Equity (%)

Year	Value
2023	10.37
2024	11.60
2025	10.01

MID PENN BANCORP.INC.

MERGERS AND ACQUISITIONS

MID PENN continued to execute on its strategic plan in 2025, expanding both its geographic presence and the scope of its financial services through a series of targeted acquisitions. Each transaction supported our long-term objective to strengthen our institution and financial position while maintaining the personalized service that defines our brand.



William Penn Bancorporation

Completed in April 2025, the acquisition of William Penn Bancorporation added 12 financial centers and expanded Mid Penn's presence in the greater Philadelphia metropolitan area and southern New Jersey. At closing, the combined company totaled approximately $6.3 billion in assets, bringing together two institutions rooted in community banking and strengthening our ability to deliver unwavering service in growing markets.



1st Colonial Bancorp, Inc.

In September 2025, Mid Penn announced its agreement to acquire 1st Colonial Bancorp, Inc., expanding our presence across the greater Philadelphia metropolitan area and southern New Jersey. Subsequent to year-end, the transaction was completed on February 27, 2026, and Mid Penn has approximately $7 billion in assets, reflecting the continued execution of our strategic growth plan.



CHARIS Insurance Group

Completed in July 2025, the addition of Charis Insurance Group through MPB Insurance and Risk Management broadened our insurance offerings and expanded our ability to serve businesses and individuals with enhanced risk management and insurance solutions.



Cumberland Advisors

In September 2025, Mid Penn announced its acquisition of Cumberland Advisors, Inc., a Sarasota, Florida-based investment advisory firm with approximately $3.2 billion in assets under management at the time of acquisition. The transaction was completed on January 1, 2026, subsequent to year-end, further strengthening the capabilities of MPB Financial and enhancing our ability to serve institutional and high-net-worth clients with specialized investment management expertise.

Collectively, these actions build on Mid Penn's strong foundation as a full-service financial institution and reflect the continued expansion and strengthening of the organization for the benefit of shareholders, customers and employees.

CURRENT FOOTPRINT

LUZERNE
CLEARFIELD
CENTRE
SCHUYLKILL
LEHIGH
DAUPHIN
BLAIR
PERRY
BERKS
LEBANON
BUCKS
MIDDLESEX
WESTMORELAND
HUNTINGDON
MONTGOMERY
MERCER
MONMOUTH
CUMBERLAND
LANCASTER
CHESTER
PHILADELPHIA
FAYETTE
FRANKLIN
DELAWARE
BURLINGTON
GLOUCESTER
CAMDEN

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 1-13677

MID PENN BANCORP, INC.
(Exact Name of Registrant as Specified in its Charter)

Pennsylvania	25-1666413
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification Number)*
2407 Park Drive **Harrisburg, Pennsylvania**	**17110**
(Address of Principal Executive Offices)	*(Zip Code)*

Registrant's telephone number, including area code **1.866.642.7736**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $1.00 par value per share	MPB	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definition of "large accelerated filer", "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated Filer	☒	Emerging Growth Company	☐
Non-accelerated Filer	☐	Smaller Reporting Company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of the registrant's voting and non-voting common equity held by non-affiliates computed by reference to the closing price of the common equity of $28.20 per share, as reported by The NASDAQ Stock Market LLC ("NASDAQ"), on June. 30, 2025, the last business day of the registrant's most recently completed second quarter was approximately $604.5 million. As of February 28, 2026, the registrant had 23,176,156 shares of common stock outstanding, par value $1.00 per share.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement of the Registrant for the 2026 Annual Meeting of Shareholders are incorporated by reference in Part III.

Auditor Firm ID: 49   Auditor Name: RSM US LLP   Auditor Location: Philadelphia, PA USA

MID PENN BANCORP, INC.

FORM 10-K
TABLE OF CONTENTS

MID PENN BANCORP, INC.
GLOSSARY OF DEFINED ACRONYMS AND TERMS

1st Colonial	1st Colonial Bancorp, Inc.
2023 Plan	2023 Stock Incentive Plan
ACL	Allowance for Credit Losses
AFS	Available-for-Sale
AOCI	Accumulated Other Comprehensive Income/(Loss)
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
the Bank	Mid Penn Bank
Bank Merger	The merger of 1st Colonial Community Bank with and into the Bank
BOLI	Bank-Owned Life Insurance
bp or bps	basis point(s)
Brunswick	Brunswick Bancorp
Brunswick Acquisition	Merger acquisition of Brunswick
CD	Certificate of Deposit
CECL	Current Expected Credit Losses as defined by FASB ASC Topic 326
CRE	Commercial Real Estate
Cumberland Advisors Acquisition	The merger of Cumberland Advisors with and into a newly formed acquisition subsidiary of Mid Penn
DCF	Discounted Cash Flow
DIF	FDIC's Deposit Insurance Fund
EPS	Earnings per share
FASB	Financial Accounting Standards Board
FDIC	Federal Deposit Insurance Corporation
FHLB	Federal Home Loan Bank of Pittsburgh
FICO	Fair Isaac Corporation credit scoring model
First Priority	First Priority Financial Corp.
FOMC	Federal Open Market Committee
FTE	Fully taxable-equivalent
HELOC	Home Equity Line of Credit
HFS	Held-for-Sale
HTM	Held-to-Maturity
GAAP	Accounting Principles Generally Accepted in the United States of America
GDP	Gross domestic product
LGD	Loss Given Default
LHFI	Loans held-for-investment
LIHTC	Low-Income Housing Tax Credits
Loans	Loans, net of unearned income
Management Discussion	Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")
Merger	The merger of 1st Colonial Community Bank with and into Mid Penn Bank pursuant to the Merger Agreement
Merger Agreement	Agreement and Plan of Merger between Mid Penn and 1st Colonial dated September 24, 2025
Mid Penn or the Corporation	Mid Penn Bancorp, Inc.
NASDAQ	Major stock exchange where the Corporation's shares are traded
NOL	Net operating loss

MID PENN BANCORP, INC.

OBS	Off-Balance Sheet
OCI	Other Comprehensive Income
OREO	Other Real Estate Owned
PCD	Purchased Credit Deteriorated
PCL	Provision for Credit Losses - Loans
PD	Probability of Default
Phoenix	Phoenix Bancorp, Inc.
Public Offering	Underwritten public offering of 2,375,000 shares of the Corporation's common stock
Riverview	Riverview Financial Corporation
Riverview Acquisition	Merger acquisition of Riverview
SBA	Small Business Administration
Scottdale	Scottdale Bank and Trust Company
SEC	Securities Exchange Commission
SOFR	Secured Overnight Financing Rate
William Penn	William Penn Bancorporation
William Penn Acquisition	Merger acquisition of William Penn
WSJP	Wall Street Journal Prime

ITEM 1. BUSINESS

The disclosures set forth in this Item are qualified by the section captioned "Special Cautionary Notice Regarding Forward-Looking Statements" contained in Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, and other cautionary statements set forth elsewhere in this report.

Mid Penn Bancorp, Inc.

Mid Penn Bancorp, Inc. is a financial holding company incorporated in August 1991 in the Commonwealth of Pennsylvania. Mid Penn Bancorp, Inc. and its wholly owned bank and nonbank subsidiaries are collectively referred to herein as "Mid Penn" or the "Corporation." On December 31, 1991, Mid Penn acquired, as part of the holding company formation, all of the outstanding common stock of Mid Penn Bank, and the Bank became a wholly-owned subsidiary of Mid Penn.

In addition to Mid Penn Bank, Mid Penn maintains six wholly-owned nonbank subsidiaries: MPB Financial Services, LLC, that serves as the mid-tier holding company for MPB Risk Services, LLC, a licensed insurance producer, MPB Acquisition Sub I, LLC, which was formed in connection with the acquisition of Cumberland Advisors, LLC. See "Subsequent Events" for additional information; MPB Wealth Management, LLC, which ceased operating during the first quarter of 2024; MPB Launchpad Fund I, LLC, which was formed to hold certain financial holding company eligible investments; and MPB Realty Holding, LLC, which was formed for purposes of holding certain assets acquired for debts previously contracted. As of December 31, 2025, the accounts and activities of these nonbank subsidiaries were not material to warrant separate disclosure or segment reporting. Mid Penn's primary business is to supervise and coordinate the business of the Bank and its nonbank subsidiaries, and to provide them with the capital and resources to fulfill their respective missions.

Mid Penn's consolidated financial condition and results of operations consist almost entirely of that of the Bank, which is managed as a single business segment. As of December 31, 2025, Mid Penn had total consolidated assets of $6.1 billion with total deposits of $5.2 billion and total shareholders' equity of $814.1 million. As of December 31, 2025, the holding company and its nonbank subsidiaries owned $7.8 million of foreclosed real estate and did not own or lease any other real property. The Bank owns or leases the banking offices as identified in Part I, Item 2.

Mid Penn Bank

Mid Penn Bank was organized in 1868 under a predecessor name, Millersburg Bank, and became a state-chartered bank in 1931. Millersburg Bank obtained trust powers in 1935, at which time its name was changed to Millersburg Trust Company. In 1971, Millersburg Trust Company adopted the name "Mid Penn Bank". Mid Penn's legal headquarters are located at 2407 Park Drive, Harrisburg, Pennsylvania 17110, and the Bank's legal headquarters are located at 349 Union Street, Millersburg, Pennsylvania 17061.

On March 1, 2015, in connection with the acquisition of Phoenix Bancorp, Inc. ("Phoenix") by Mid Penn, Phoenix's wholly-owned banking subsidiary, Miners Bank, was merged with and into the Bank, with the Bank being the surviving charter.

On January 8, 2018, Mid Penn completed its acquisition of The Scottdale Bank and Trust Company ("Scottdale") through the merger of Scottdale with and into the Bank (the "Scottdale Merger"). The Scottdale Merger resulted in the addition of five branches in Western Pennsylvania operating as "Scottdale Bank & Trust, a Division of Mid Penn Bank".

On July 31, 2018, Mid Penn completed its acquisition of First Priority Financial Corp. pursuant to which First Priority was merged with and into Mid Penn (the "First Priority Merger"), with Mid Penn being the surviving corporation in the First Priority Merger. As part of this acquisition, First Priority's banking subsidiary, First Priority Bank, was merged with and into the Bank. The First Priority Merger resulted in the addition of eight offices in Southeastern Pennsylvania.

On November 30, 2021, Mid Penn completed its acquisition of Riverview Financial Corporation, the holding company for Riverview Bank, through the merger of Riverview with and into Mid Penn. In connection with the Riverview Acquisition, Riverview Bank was merged with and into the Bank, with the Bank as the surviving institution. The Riverview merger resulted in the addition of twenty-three community banking offices and three limited purpose offices across Western Pennsylvania.

MID PENN BANCORP, INC.

On December 30, 2022, Mid Penn purchased the assets of Managing Partners, Inc., an independent insurance agency that serviced the Central Pennsylvania area.

On May 19, 2023, Mid Penn completed its acquisition of Brunswick through the merger of Brunswick with and into Mid Penn with Mid Penn being the surviving corporation. In connection with this acquisition, Brunswick Bank, a wholly-owned subsidiary of Brunswick, merged with and into Mid Penn Bank, a wholly-owned subsidiary of Mid Penn. This transaction included the acquisition of five branches and extended Mid Penn's footprint into Middlesex and Monmouth counties in central New Jersey.

On July 31, 2024, Mid Penn acquired the insurance business and related accounts of, Commonwealth Benefits Group, a full-service employee benefits firm that served mid to large employers across central and eastern Pennsylvania, northern Maryland, and northern Virginia, for a purchase price of $2.0 million at closing and an additional $800 thousand potentially payable pursuant to a three-year earnout.

On April 30, 2025, Mid Penn completed its acquisition of William Penn Bancorporation through the merger of William Penn with and into Mid Penn. In connection with this acquisition, William Penn Bank, a wholly-owned subsidiary of William Penn, merged with and into Mid Penn Bank, a wholly-owned subsidiary of Mid Penn. This transaction included the acquisition of 12 branches, further expanding Mid Penn's presence in the Philadelphia region and surrounding counties in Pennsylvania and New Jersey. The merger was an all-stock transaction valued at approximately $103.2 million, based on the Mid Penn common stock closing price of $29.05 on April 30, 2025. Each share of William Penn common stock issued and outstanding as of April 30, 2025, was converted into 0.426 shares of Mid Penn common stock. As a result of the acquisition, Mid Penn issued 3,506,795 shares of Mid Penn common stock.

On May 12, 2025, Mid Penn acquired the insurance business and related accounts of Charis Insurance Group, Inc., which provides business, home and auto insurance throughout central and southern Pennsylvania, for a cash purchase price of $4.0 million.

On September 24, 2025, Mid Penn entered into a Merger Agreement with 1st Colonial in a cash and stock deal valued at nearly $101 million. The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, 1st Colonial will merge with and into Mid Penn, with Mid Penn surviving the Merger. Promptly following the Merger, 1st Colonial's wholly owned bank subsidiary, 1st Colonial Community Bank, will merge with and into the Bank.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger, each share of 1st Colonial's common stock, par value $0.0 per share, issued and outstanding immediately prior to the effective time of the Merger, other than certain shares held by Mid Penn, will be converted into the right to receive, at the election of the holder of such shares of 1st Colonial common stock, and subject to adjustment and proration as described in the Merger Agreement, either (a) 0.6945 of a share of Mid Penn common stock and cash in lieu of fractional shares or (b) $18.50 in cash. The acquisition was completed subsequent to year end. See "Subsequent Events" for additional information.

On September 25, 2025, Mid Penn entered into an agreement to acquire Cumberland Advisors, Inc. for a purchase price at closing of $5.5 million. Seventy percent of the purchase price was paid in Mid Penn common stock and the balance in cash. The agreement provides for the potential cash payment by Mid Penn of up to an additional $1.0 million pursuant to an earn-out, and the issuance of approximately 300,000 stock appreciation rights having a maximum aggregate value of $1.2 million. Cumberland Advisors, a registered investment advisory firm, recorded a year-to-date annualized revenue of $9.0 million as of the quarter ended June 30, 2025, and brings approximately $3.2 billion of new assets under management to the combined company. The acquisition was completed subsequent to year end. See "Subsequent Events" for additional information.

Additional information related to the recent acquisitions can be found in "Note 2 - Business Combinations", to the Consolidated Financial Statements contained in Part II, Item 8 of this report.

As of December 31, 2025, the Bank operates 51 full-service retail banking locations throughout central and southeastern Pennsylvania and 8 full-service retail banking locations in central and southern New Jersey.

Mid Penn's primary business consists of attracting deposits and loans from the Bank's network of community banking offices. The Bank engages in full-service commercial banking and trust business, making available to the community a wide range of financial services, including, but not limited to, mortgage and home equity loans, secured and unsecured commercial and consumer loans, lines of credit, construction financing, farm loans, community development and local

MID PENN BANCORP, INC.

government loans and various types of time and demand deposits. The Pennsylvania Department of Banking and Securities and the Federal Deposit Insurance Corporation supervise the Bank. Deposits of the Bank are insured by the FDIC's Deposit Insurance Fund ("DIF") to the maximum extent provided by law. In addition, the Bank provides a full range of trust and retail investment services. The Bank also offers other services such as online banking, telephone banking, cash management services, automated teller services and safe deposit boxes.

Business Strategy

The Bank provides services to commercial businesses and real estate investors, consumers, nonprofit organizations, and municipalities through its 59 full-service retail banking properties, and 13 administrative properties, primarily based in Pennsylvania. Mid Penn's primary markets reflect a diversified manufacturing and services base across nineteen Pennsylvania counties and five counties in New Jersey, including having several offices in and around the state capital region of Harrisburg. The Bank emphasizes developing long-term customer relationships, maintaining high quality service, and providing prompt responses to customer needs. Mid Penn believes that local relationship building and its prudent approach to lending are important factors in the success and growth of Mid Penn.

Human Capital

The majority of employees of the Corporation are employed by the Bank, with a shared services agreement to support the operation of the holding company. As of December 31, 2025, the Bank had 705 full-time and 18 part-time employees. Additionally, Mid Penn's nonbank subsidiaries employed 16 full-time employees and 1 part-time employee as of December 31, 2025. The Corporation and its employees are not subject to a collective bargaining agreement and the Corporation believes it enjoys good relations with its employees.

Inclusion & Belonging

The Corporation believes that an inclusive workforce fosters a culture and environment where everyone can thrive and be successful. As of December 31, 2025, approximately 65% of our workforce is female. Bank leadership has seen the benefits of Employee Resource Groups ("ERG") within our organization. In 2022, Mid Penn formalized committee members on our Women's Leadership Network and our Culture Committees. Throughout 2025, the entire organization has benefited from the contributions of these groups, even expanding the groups to include a Young Professionals group. Each group allows employees to come together based on shared characteristics to address common challenges and to drive positive impact within the workforce. We have found that our Women's Leadership Network has provided a sense of belonging and camaraderie for our primarily female workforce. The Women's Leadership group has expanded its reach by creating a subgroup called MPB Moms. This group serves as a community for mothers to connect, share like experiences and offer support to each other as they balance their personal and professional lives. Our Culture Committee has focused on contributing to a positive organizational culture by fostering open communication, collaboration, and a sense of community; this sense of community is important to Mid Penn as we continue to expand geographically. The Culture Committee also supports wellness initiatives by creating programs, and resources to encourage physical, mental, and emotional wellness. The Culture Committee aims to support healthy work-life balance, understand and better utilize our benefit programs, and foster a positive, wellness-oriented workplace culture. Our Young Professionals group connects early-career employees to build connections, develop skills, and feel engaged while creating a pipeline of future leaders in the Company. We have found that employees who belong to any of our ERGs are more engaged, are developing leadership skills, and are gaining new experiences through volunteer and networking opportunities.

Education and Development

We encourage and support the growth and development of our employees and, wherever possible, seek to fill positions by promotion within the organization. The education and development of our employees is a priority, and we continue to invest in tools, education programs, certifications, and continuing education to help our employees build their knowledge, skills and experience. Through Mid Penn University, we provide in-house training to employees on a variety of topics, including leadership and professional development, cybersecurity, risk, compliance, and emerging technologies.

Benefits

On an ongoing basis, we promote the health and wellness of our employees by strongly encouraging work-life balance. Our benefits package includes health care coverage, retirement benefits, life and disability insurance, tuition-reimbursement, parental leave, wellness programs, and paid time off.

MID PENN BANCORP, INC.

Retention

Employee retention helps us operate efficiently and offers continuity to our customers and the community. We believe our concern for our employees' well-being, supporting our employees' career goals, offering competitive wages, and providing valuable benefits aids in the retention of our employees.

Community Involvement

The Bank is dedicated to supporting charitable community organizations through corporate donations, employee volunteerism and fundraising. In 2025, our employees demonstrated their commitment to our communities by personally giving more than $69 thousand to charitable organizations within Mid Penn's footprint through our Dress Down Friday program.

Lending Activities

The Bank offers a variety of loan products to its customers, including commercial real estate loans, residential real estate loans, commercial and industrial loans, and consumer loans. The Bank's primary lending objectives are as follows:

- to establish relationships with creditworthy customers who exhibit positive historical repayment trends, stable cash flows and secondary sources of repayment from tangible collateral;
- to establish a diversified loan portfolio; and
- to provide a satisfactory return to Mid Penn's shareholders by properly pricing loans to include the cost of funds, administrative costs, bad debts, local economic conditions, competition, customer relationships, the term of the loan, credit risk, collateral quality, and a reasonable profit margin.

Credit risk is managed through portfolio diversification, underwriting policies and procedures, and loan monitoring practices. Lenders are provided with detailed underwriting policies for all types of credit risks accepted by the Bank and must obtain appropriate internal approvals for credit extensions. The Bank also maintains strict documentation requirements and robust credit quality assurance practices to identify credit portfolio weaknesses as early as possible, so any exposures that are discovered might be mitigated or potential losses reduced. The Bank generally secures its loans with real estate, with such collateral values dependent and subject to change based on real estate market conditions within its market area. As of December 31, 2025, the Bank's highest concentration of credit is in commercial real estate.

Investment Activities

Mid Penn's securities portfolio is a source for both liquidity and interest earnings and serves to support pledging requirements on public funds deposits through investments in primarily higher-quality, fixed-income debt securities. Mid Penn does not have any significant non-governmental concentrations within its investment securities portfolio.

Mid Penn maintains both a held-to-maturity investment portfolio and an available-for-sale investment portfolio. Both portfolios are comprised primarily of lower-risk debt securities, including U.S. Treasury and U.S. government agencies, mortgage-backed U.S. government agencies, investment-grade municipal securities, and corporate bonds. The held-to-maturity portfolio was established to support the Bank's growth in public fund deposits, which may require pledging of investment securities. The investments in the held-to-maturity portfolio are recorded on the balance sheet at book value (amortized cost), while the available-for-sale securities are recorded on the balance sheet at fair value. These debt securities derive fair values relative to investments of the same type and credit profile with similar maturity dates. As the interest rate environment changes, Mid Penn's fair value of securities will change. This difference between the amortized cost and fair value of available-for-sale investment securities, or unrealized loss, amounted to $10.2 million as of December 31, 2025. On an after-tax basis, this unrealized loss on available-for-sale securities resulted in a decrease to shareholders' equity, through the accumulated other comprehensive loss component, of $11.9 million. As of December 31, 2025, there was no allowance for credit losses on either the held-to-maturity or available-for-sale investment portfolios. The majority of the investments are high quality United States and municipal securities that, if held to maturity, are expected to result in no realized loss to the Bank.

Deposits and Other Sources of Funds

The Bank primarily uses deposits and, to a lesser extent, wholesale borrowings to finance lending and investment activities. Wholesale borrowing sources include advances from the Federal Home Loan Bank of Pittsburgh, overnight borrowings from the Bank's other correspondent banking relationships, and advances from the Federal Reserve's Discount Window.

MID PENN BANCORP, INC.

All borrowings, except for lines of credit with the Bank's correspondent banks, require collateral in the form of loans or securities. Collateral levels, therefore, limit the extent of borrowings and the available lines of credit extended by the Bank's creditors. As a result, generating and retaining retail deposits remains critical to the future funding and growth of the business. Deposit growth within the banking industry has been subject to strong competition from a variety of financial services companies. This competition may require financial institutions to adjust their product offerings and pricing to maintain and grow deposits.

Additionally, the safety of traditional bank deposit products has remained an attractive option during periods of market volatility. Mid Penn's ability to attract retail funds in the future will continue to be impacted by the public's appetite for the safety of insured or local investments versus the returns offered by alternative choices as part of their personal investment mix.

Competition

The financial services and banking business is highly competitive, and the profitability of Mid Penn depends principally upon the Corporation's ability to successfully compete in its market area. The Bank actively competes with other financial services companies for deposit, loan, trust and wealth management business. Competitors include other commercial banks, credit unions, savings banks, savings and loan associations, insurance companies, securities brokerage firms, finance companies, mutual funds, and product/service alternatives via the Internet. Financial institutions compete primarily on the quality of services rendered, interest rates on loans and deposits, service charges, the convenience of banking facilities, location and hours of operation and, in the case of loans to larger commercial borrowers, relative lending limits.

Many competitors are larger than the Corporation and have significantly greater financial resources, personnel, and locations from which to conduct business. In addition, the Bank is subject to banking regulations while certain non-banking competitors may not be subject to similar regulations. For more information, see the "Supervision and Regulation" section below and Item 1A, "Risk Factors".

Mid Penn has been able to compete effectively with other financial institutions by emphasizing customer-focused relationship management and services, convenient hours, efficient and friendly employees, a consultative sales approach, local decision making, and quality products.

Supervision and Regulation

General

Financial holding companies and banks are extensively regulated under both federal and state laws. The regulation and supervision of the Corporation and particularly the Bank are primarily focused on the protection of depositors, the DIF, and the monetary system, and do not prioritize shareholder interests. Enforcement actions that may be imposed by federal and state banking regulators include the imposition of a conservator or receiver, cease-and-desist orders and written agreements, the termination of insurance on deposits, the imposition of civil money penalties, and removal and prohibition orders. If a banking regulator takes any enforcement action, the value of an equity investment in Mid Penn could be substantially reduced or eliminated. As of December 31, 2025, the Corporation was not subject to any supervisory enforcement actions.

Federal and state banking laws contain numerous provisions affecting various aspects of the business and operations of Mid Penn and the Bank. Mid Penn is subject to, among others, the regulations of the SEC and the Board of Governors of the Federal Reserve System (the "Federal Reserve"). The Bank is subject to, among others, the regulations of the Pennsylvania Department of Banking and Securities and the FDIC. The descriptions below of, and references to, applicable statutes and regulations are not intended to be complete lists or reflective of all applicable provisions or their effects on the Corporation. They are summaries of the more significant laws and regulations and are qualified in their entirety by reference to the complete provisions of such statutes and regulations.

Holding Company Regulation

Mid Penn is a registered financial holding company subject to supervision and regulation by the Federal Reserve. As such, it is subject to the Bank Holding Company Act of 1956 ("BHCA") and many of the Federal Reserve's regulations promulgated thereunder. The Federal Reserve has broad enforcement powers over financial and bank holding companies, including the power to impose substantial fines and civil penalties.

MID PENN BANCORP, INC.

The BHCA requires Mid Penn to file an annual report with the Federal Reserve regarding the holding company and its subsidiary bank. The Federal Reserve also conducts examinations of the holding company. The Bank is not a member of the Federal Reserve System; however, the Federal Reserve possesses cease-and-desist powers over financial and bank holding companies and their subsidiaries where actions would constitute an unsafe or unsound practice or violation of law. The Federal Reserve also makes policy that applies to the declaration and distribution of dividends by financial and bank holding companies.

The BHCA restricts a financial or bank holding company's ability to acquire control of additional banks. In addition, the BHCA restricts the activities in which financial or bank holding companies may engage directly or through nonbank subsidiaries.

Gramm-Leach-Bliley Financial Modernization Act

Under the Gramm-Leach-Bliley Financial Modernization Act ("GLB"), bank holding companies that meet certain management, capital, and Community Reinvestment Act standards, are permitted to elect to become financial holding companies. No prior regulatory approval will be required for a financial holding company to acquire a company, other than a bank or savings association, engaged in certain financial activities permitted under GLB. Activities cited by GLB as being financial in nature include:

- securities underwriting, dealing and market making;
- sponsoring mutual funds and investment companies;
- insurance underwriting and agency;
- merchant banking activities; and
- activities that the Federal Reserve has determined by regulation to be closely related to banking.

In addition to permitting financial holding companies' entry into new lines of business, the law allows companies the freedom to streamline existing operations and to potentially reduce costs. The GLB may increase both opportunity and competition.

In December 2019, Mid Penn made the election to be treated as a financial holding company as its subsidiary bank was well-capitalized under the FDIC Improvement Act's prompt corrective action provisions, the holding company and Bank were deemed by the regulators to be well managed, and the Bank had at least a satisfactory rating under the Community Reinvestment Act. The required filing supporting this election was a declaration that the bank holding company wished to become a financial holding company and met all applicable requirements. Mid Penn made the election given the Corporation's growth and the intended broadening spectrum of financial product and service offerings to potentially include, but not be limited to, insurance and wealth management services.

Bank Regulation

As a Pennsylvania-chartered, non-member bank, the Bank is subject to supervision, regulation, and examination by both the Pennsylvania Department of Banking and Securities and the FDIC. The deposits of the Bank are insured by the FDIC to the maximum extent provided by law. The FDIC assesses deposit insurance premiums, the amount of which depends in part on both the asset size and the condition of the Bank. Moreover, the FDIC may terminate deposit insurance of the Bank under certain circumstances. The federal and state banking regulatory agencies have broad enforcement powers over depository institutions under their jurisdiction, including the power to terminate deposit insurance, to impose fines and other civil and criminal penalties, and to appoint a conservator or receiver if any of a number of conditions is met. In addition, the Bank is subject to a variety of local, state, and federal laws that affect its operations.

Banking regulations affect a wide range of the Bank's activities and operations, including, but not limited to, permissible types and amounts of loans, investments and other activities, capital adequacy, branching, interest rates on loans, compensation standards, payment of dividends, various bank account and bank service disclosures, and the safety and soundness of banking practices.

Capital Requirements, Prompt Corrective Action and Basel III Capital Reforms

Under risk-based capital requirements for financial or bank holding companies, Mid Penn is required to maintain a minimum ratio of Total Capital to risk-weighted assets (including certain off-balance-sheet activities, such as standby letters of credit) of 10.5%. At least half of the Total Capital is to be composed of common equity, retained earnings and qualifying perpetual preferred stock, less goodwill ("Tier 1 Capital"). The remainder may consist of subordinated debt, non-qualifying preferred stock, and a limited amount of the loan loss allowance ("Tier 2 Capital"). Combined, the Tier 1 Capital and Tier 2 Capital comprise regulatory "Total Capital". As of December 31, 2025, Mid Penn complied with these risk-based capital requirements.

In addition, the Federal Reserve has established minimum leverage ratio requirements for bank holding companies. These requirements provide for a minimum leverage ratio of Tier 1 Capital to adjusted average quarterly assets ("leverage ratio") equal to 3% for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies will generally be required to maintain a leverage ratio of at least 4-5%. The requirements also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the requirements indicate that the Federal Reserve will continue to consider a "Tangible Tier 1 Leverage Ratio" (deducting all intangibles) in evaluating proposals for expansion or new activity. As of December 31, 2025, Mid Penn has met these leverage requirements, and the Federal Reserve has not advised Mid Penn of any specific minimum Tier 1 leverage ratio requirement.

The Bank is subject to similar capital requirements adopted by the FDIC, and as of December 31, 2025, the Bank's capital levels were sufficient to be considered "well-capitalized". The FDIC has not advised the Bank of any specific minimum leverage ratios.

The capital ratios of Mid Penn and the Bank are described in "Note 17 - Regulatory Matters"*,* within Item 8, Notes to Consolidated Financial Statements, which are included herein.

Banking regulators may further refine capital requirements applicable to banking organizations, including those discussed in the "Regulatory Capital Changes" section below. Changes to capital requirements could materially affect the profitability of Mid Penn or the fair value of Mid Penn stock.

In addition to the required minimum capital levels described above, federal law establishes a system of "prompt corrective actions" which federal banking agencies are required to take, and certain actions which they have discretion to take, based upon the capital category into which a federally regulated depository institution falls. Regulations set forth detailed procedures and criteria for implementing prompt corrective action in the case of any institution that is not adequately capitalized. Under the rules, an institution will be deemed to be "adequately capitalized" if it exceeds the minimum federal regulatory capital requirements. However, it will be deemed "undercapitalized" if it fails to meet the minimum capital requirements, "significantly undercapitalized" if it has a Total Risk-Based Capital ratio that is less than 6%, a Tier 1 Risk-Based Capital ratio that is less than 3%, or a leverage ratio that is less than 3%, and "critically undercapitalized" if the institution has a ratio of tangible equity to total assets that is equal to or less than 2%.

The prompt corrective action rules require an undercapitalized institution to file a written capital restoration plan, along with a performance guaranty by its holding company or a third party. In addition, an undercapitalized institution becomes subject to certain automatic restrictions including a prohibition on payment of dividends, a limitation on asset growth and expansion, in certain cases, a limitation on the payment of bonuses or raises to senior executive officers, and a prohibition on the payment of certain "management fees" to any "controlling person". Institutions that are classified as undercapitalized are also subject to certain additional supervisory actions, including increased reporting burdens and regulatory monitoring, a limitation on the institution's ability to make acquisitions, open new branch offices, or engage in new lines of business, obligations to raise additional capital, restrictions on transactions with affiliates, and restrictions on interest rates paid by the institution on deposits. In certain cases, bank regulatory agencies may require replacement of senior executive officers or directors, or sale of the institution to a willing purchaser. If an institution is deemed "critically undercapitalized" and continues in that category for four quarters, the statute requires, with certain limited exceptions, that the institution be placed in receivership.

MID PENN BANCORP, INC.

Mid Penn and the Bank are subject to the Basel III Rules that are based upon the final framework of the Basel Committee for strengthening capital and liquidity regulation. Under the Basel III Rules, Mid Penn and the Bank apply the standardized approach in measuring risk-weighted assets ("RWA") and regulatory capital.

Under the Basel III Rules, Mid Penn and the Bank are subject to the following minimum capital ratios:

- Common Equity Tier 1 Capital ("CET1") to risk-weighted assets of 4.5%
- Tier 1 Capital to RWA of 6.0%
- Total Capital to RWA of 8.0%
- Leverage ratio of 4.0%

The Basel III Rules also included a "capital conservation buffer" of 2.5%, composed entirely of CET1, in addition to the minimum capital to RWA ratios outlined above, resulting in effective minimum common equity Tier 1, Tier 1 and Total Capital ratios of 7.0%, 8.5% and 10.5%, respectively. The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a capital ratio above the minimum, but below the conservation buffer, will face restrictions on dividends, equity repurchases, and executive compensation based on the amount of the shortfall and the institution's "eligible retained income" (that is, four quarter trailing net income, net of distributions and tax effects not reflected in net income). As of December 31, 2025, the Corporation and the Bank exceeded the minimum capital requirements, including the capital conservation buffer, as prescribed in the Basel III Rules.

The Basel III Rules provide for a number of required deductions from and adjustments to CET1. These deductions and adjustments include, for example, goodwill, other intangible assets, and deferred tax assets ("DTAs") that arise from net operating loss and tax credit carryforwards net of any related valuation allowance. DTAs arising from temporary differences that could not be realized through net operating loss carrybacks and investments in non-consolidated financial institutions must also be deducted from CET1 to the extent that they exceed certain thresholds. Through subsequent rulemaking, the federal banking agencies provided certain forms of relief to banking organizations, such as Mid Penn and the Bank, that are not subject to the advanced approaches framework. Mid Penn and the Bank made a one-time, permanent election under the Basel III Rules to exclude the effects of certain components of accumulated ("AOCI") included in shareholders' equity under generally accepted accounting principles in the United States ("GAAP") in determining regulatory capital ratios.

Under the Basel III Rules, certain off-balance sheet commitments and obligations are converted into RWA, that together with on-balance sheet assets, are the base against which regulatory capital is measured. The Basel III Rules defined the risk-weighting categories for bank holding companies and banks that follow the standardized approach, such as Mid Penn and the Bank, based on a risk-sensitive analysis, depending on the nature of the exposure.

The Capital Simplifications Rules eliminated the standalone prior approval requirement in the Basel III Rules for any repurchase of common stock. In certain circumstances, repurchases of our common stock may be subject to a prior approval or notice requirement under other regulations or policies of the Federal Reserve. Any redemption or repurchase of preferred stock or subordinated debt remains subject to the prior approval of the Federal Reserve.

Safety and Soundness Standards

The federal banking regulatory agencies have adopted a set of guidelines prescribing safety and soundness standards for depository institutions such as the Bank. The guidelines establish general standards relating to management practices, internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, asset quality, liquidity, capital, earnings, compensation, fees, and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director, or principal shareholder.

In addition, the agencies adopted regulations that authorize an agency to order an institution that has been given notice by an agency that it is not satisfying any of such safety and soundness standards to submit a compliance plan. If an institution is not satisfying certain safety and soundness standards and fails to submit to the banking regulatory agency an acceptable compliance plan or fails to implement an accepted plan, the agency may issue an order directing action to correct the deficiency and may issue an order directing other actions be taken, including restricting asset growth, restricting interest rates paid on deposits, restricting dividend payments to shareholders, and requiring an increase in the institution's ratio of

MID PENN BANCORP, INC.

tangible equity to assets. For the periods reported in this Form 10-K and in the period subsequent to December 31, 2025, up to the date of the filing of this Form 10-K, Mid Penn was not subject to any such bank regulatory orders.

Commercial Real Estate Guidance

Federal agencies released additional guidance in July 2023, in response to the increased commercial real estate ("CRE") concentrations that have occurred in recent years. The guidance identifies institutions that are potentially exposed to significant CRE concentration risk as those who have experienced rapid growth in CRE lending, have notable exposures to a specific type of CRE, or are approaching, or exceed the following supervisory criteria:

- Total loans reported on the Report of Condition for construction, land development, and other land represent 100 percent or more of the institution's Total Capital; or
- Total CRE loans as defined in the CRE guidance represent 300 percent or more of the institution's Total Capital, and the outstanding balance of the institution's CRE loan portfolio has increased by 50 percent or more during the prior 36 months.

If the Bank's portfolio exceeds the guidelines mentioned above, additional risk management practices may be needed. In the analysis of the CRE portfolio, the consideration of the following factors could mitigate the risk posed by the concentration:

- Portfolio diversification across property types;
- Geographic dispersion of CRE loans;
- Underwriting standards;
- Level of pre-sold units or other types of take-out commitments on construction loans; and
- Portfolio liquidity.

Banks that have experienced significant growth in their CRE lending will receive closer regulatory review than those that have not.

Mid Penn's underwriting process for CRE loans includes analysis of the financial position and strength of both the borrower and, if applicable, guarantor, experience with similar projects in the past, market demand and prospects for successful completion of the proposed project within the established budget and schedule, values of underlying collateral, availability of permanent financing, maximum loan-to-value ratios, minimum equity requirements, acceptable amortization periods and minimum debt service coverage requirements, based on property type. The borrower's financial strength and capacity to repay their obligations remain the primary focus of underwriting. Financial strength is evaluated based upon analytical tools that consider historical and projected cash flows and performance, in addition to analysis of the proposed project for income-producing properties. Additional support offered by guarantors is also considered when applicable.

CRE loans increased 8.7% from December 31, 2024 to December 31, 2025. CRE loans were the largest driver of the $419.8 million growth in the total loan portfolio. As of December 31, 2025, nonowner occupied CRE loan exposure represents 28.0% of total loan balances and is primarily comprised of retail, office, and industrial properties.

Payment of Dividends and Other Restrictions

Mid Penn's holding company is a legal entity separate and distinct from its wholly-owned Bank subsidiary. There are various legal and regulatory limitations on the extent to which the Bank can, among other things, finance, or otherwise supply funds to the holding company. Specifically, dividends from the Bank are the principal source of the holding company's cash funds, and there are certain legal restrictions under Pennsylvania law and Pennsylvania banking regulations on the payment of dividends by state-chartered banks. The relevant regulatory agencies also have authority to prohibit Mid Penn and the Bank from engaging in what, in the opinion of such regulatory body, constitutes an unsafe or unsound banking practice. Depending upon the financial condition of the holding company and the Bank, the payment of dividends could be deemed by a regulatory agency to constitute such an unsafe or unsound practice. The holding company and the Bank were not subject to any such dividend prohibitions during the years ended December 31, 2025, 2024, and 2023.

MID PENN BANCORP, INC.

Deposit Insurance

The FDIC insures deposits of the Bank through the DIF. The FDIC maintains the DIF by assessing depository institutions an insurance premium. The amount each institution is assessed is based upon a variety of factors that include the level of assets and tangible equity, and the condition of the Bank (the degree of risk the institution poses to the insurance fund). The FDIC insures deposits up to $250,000. The Bank pays an insurance premium into the DIF based on a regulatory defined assessment calculation. The FDIC uses a risk-based premium system that assesses higher rates on those institutions that pose greater risks to the DIF. The FDIC places each institution in one of four risk categories using a two-step process based first on capital ratios (the capital group assignment) and then on other relevant information (the supervisory group assignment). Subsequently, the rate for each institution within a risk category may be adjusted depending upon different factors that either enhance or reduce the risk the institution poses to the DIF, including the unsecured debt, secured liabilities and brokered deposits related to each institution. Finally, certain risk multipliers may be applied to the adjusted assessment.

Beginning with the second quarter of 2011 and as applicable continuously through to the current period, as mandated by the Dodd-Frank Act, the assessment base that the FDIC uses to calculate assessment premiums is the Bank's average assets minus average tangible equity. As the asset base of the banking industry is larger than the deposit base, the range of assessment rates is a low of 2.5 bp and a high of 45 bp, per $100 of assets.

The FDIC was required under the Dodd-Frank Act to establish assessment rates that allowed the DIF to achieve a reserve ratio of 1.35% of Insurance Fund insured deposits by September 2020. In addition, the FDIC has established a long term goal of a "designated reserve ratio" of 2%, a target ratio that, until it is achieved, will not likely result in the FDIC reducing assessment rates.

The reserve ratio is currently below the minimum and in October 2022, the FDIC adopted a final rule to increase initial base deposit insurance assessment rates uniformly by 2 basis points with the intention of reaching the statutory minimum by September 30, 2028. These new rates will remain in effect until the reserve ratio meets or exceeds 2%.

Consumer Protection Laws

A number of laws govern the relationship between the Bank and its customers. For example, the Community Reinvestment Act is designed to encourage services, investments, and lending activities in low and moderate income areas.

The Home Mortgage Disclosure Act and the Equal Credit Opportunity Act attempt to minimize lending decisions based on impermissible criteria, such as race or gender. The Truth-in-Lending Act and the Truth-in-Savings Act require banks to provide certain disclosure of relevant terms related to loans and savings accounts, respectively. Anti-tying restrictions (which prohibit conditioning the availability or terms of credit on the purchase of another banking product) further restrict the Bank's relationships with its customers. The Bank maintains a comprehensive compliance management program to promote its compliance with these and other applicable consumer protection laws and regulations.

Privacy Laws

The federal banking regulators have issued a number of regulations governing the privacy of consumer financial and customer information. The regulations limit the disclosure by financial institutions, such as the Corporation and Bank, of nonpublic personal information about individuals who obtain financial products or services for personal, family, or household purposes. Subject to certain exceptions allowed by law, the regulations cover information sharing between financial institutions and nonaffiliated third parties. More specifically, the regulations require financial institutions to provide:

- initial notices to customers about their privacy policies, describing the conditions under which they may disclose nonpublic personal financial information to nonaffiliated third parties and affiliates;
- annual notices of their privacy policies to their current customers; and
- a reasonable method for consumers to "opt out" of disclosures to nonaffiliated third parties.

Affiliate Transactions

Transactions between the Bank and the Corporation, and/or its nonbank subsidiary affiliates are governed by Sections 23A and 23B of the Federal Reserve Act. An "affiliate" of a bank or savings institution is any company or entity that controls, is controlled by, or is under common control with the bank or savings institution. Generally, a subsidiary of a depository institution that is not also a depository institution is not treated as an affiliate of the bank for purposes of Sections 23A and 23B. Sections 23A and 23B are intended to protect insured depository institutions from suffering losses arising from transactions with non-insured affiliates, by limiting the extent to which a bank or its subsidiaries may engage in covered transactions with any one affiliate and with all affiliates of the bank in the aggregate, and requiring that such transactions be on terms that are consistent with safe and sound banking practices.

The USA Patriot Act, Anti-Money Laundering and Anti-Terrorism Financing

The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 ("USA Patriot Act") broadened the application of anti-money laundering regulations to apply to additional types of financial institutions, such as broker-dealers, and strengthened the ability of the U.S. government to detect and prosecute international money laundering and the financing of terrorism. Under Title III of the USA Patriot Act, also known as the International Money Laundering Abatement and Anti-Terrorism Financing Act of 2001, all financial institutions, including Mid Penn and the Bank, are required in general to identify their customers, adopt formal and comprehensive anti-money laundering programs, scrutinize or prohibit altogether certain transactions of special concern, and be prepared to respond to inquiries from U.S. law enforcement agencies concerning their customers and their transactions. The principal provisions of Title III of the USA Patriot Act require that regulated financial institutions, including state-chartered banks:

- establish an anti-money laundering program that includes training and audit components;
- comply with regulations regarding the verification of the identity of any person seeking to open an account;
- take additional required precautions with non-U.S. owned accounts; and
- perform certain verification and certification of money laundering risk for their foreign correspondent banking relationships.

Additional information sharing among financial institutions, regulators, and law enforcement authorities is encouraged for financial institutions that comply with this provision and the authorization of the Secretary of the Treasury to adopt rules to further encourage cooperation and information-sharing.

The USA Patriot Act also expanded the conditions under which funds in a U.S. interbank account may be subject to forfeiture and increased the penalties for violation of anti-money laundering regulations. Failure of a financial institution to comply with the USA Patriot Act's requirements could have serious legal and reputational consequences for the institution. The effectiveness of a financial institution in combating money-laundering activities is a factor to be considered in any application submitted by the financial institution under the Bank Merger Act, which applies to the Bank.

The Bank has adopted policies, procedures, and controls to address compliance with the requirements of the USA Patriot Act under the existing regulations and will continue to revise and update its policies, procedures and controls to reflect changes required by the USA Patriot Act and implementing regulations.

JOBS Act

In 2012, the Jumpstart Our Business Startups Act (the "JOBS Act") became law. The JOBS Act is aimed at facilitating capital raising by smaller companies, banks, and bank holding companies. Certain changes implemented by the JOBS Act that impacted Mid Penn included (i) raising the threshold requiring registration under the Securities Exchange Act of 1934 (the "Exchange Act") for banks and bank holdings companies from 500 to 2,000 holders of record, and (ii) raising the threshold for triggering deregistration under the Exchange Act for banks and bank holding companies from 300 to 1,200 holders of record.

Dodd-Frank Act

The Dodd-Frank Act, which became law in July 2010, significantly changed regulation of financial institutions and the financial services industry. Dodd-Frank created a Financial Services Oversight Council to identify emerging systemic risks and improve interagency cooperation, and centralized responsibility for consumer financial protection by creating a new agency, the Consumer Financial Protection Bureau, which is responsible for implementing, examining, and enforcing compliance with federal consumer financial laws. Dodd-Frank also permanently raised the current standard maximum deposit insurance amount to $250,000, established strengthened capital standards for banks, disallowed certain trust preferred securities from qualifying as Tier 1 Capital (subject to certain grandfather provisions for existing trust preferred securities), established new minimum mortgage underwriting standards, granted the Federal Reserve the power to regulate debit card interchange fees, and implemented corporate governance changes.

MID PENN BANCORP, INC.

Effects of Government Policy and Potential Changes in Regulation

Changes in regulations applicable to the Corporation, the Bank, or its nonbank subsidiaries, or shifts in monetary or other government policies, could have a material effect on our business. The Corporation's business is also affected by the state of the financial services industry in general. As a result of legal, economic, and competitive changes, management believes that the Corporation and the financial services industry will continue to experience an increased rate of change from both the opportunities and competitive challenges resulting from greater product and service offerings, technological advancements, and business combinations.

From time to time, legislation is enacted that has the effect of increasing the compliance and operations requirements and the cost of doing business, changing the tax structure applicable to Mid Penn, limiting or expanding permissible activities, or affecting the competitive balance between banks and other financial institutions. Proposals to change the laws and regulations governing the operations and taxation of banks, bank holding companies and other financial institutions are frequently made in Congress and the various bank regulatory agencies. Mid Penn cannot predict the likelihood of any major changes or the impact such changes might have on Mid Penn, the Bank, or the nonbank subsidiaries. Congressional bills and other proposals could result in additional significant changes to the financial services and banking system, including, but not limited to, provisions for limitations on deposit insurance coverage, changing the timing and method financial institutions use to pay for deposit insurance, expanding the power of banks by removing the restrictions on bank underwriting activities, changing the regulation of bank derivatives activities, and allowing commercial enterprises to own banks. As a consequence of the extensive regulation of commercial banking activities in the United States, the Bank's business is particularly susceptible to being affected by federal legislation and regulations that may increase the costs of doing business or change the Corporation's competitive landscape. Whether any future legislation will be enacted, or additional regulations will be adopted, and how they might impact Mid Penn, cannot be determined at this time.

Mid Penn's earnings are, and will be affected by, domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The monetary policies of the Federal Reserve have had, and will likely continue to have, an impact on the operating results of commercial banks because of the Federal Reserve's power to implement national monetary policy to, among other things, promote employment, control inflation or combat recession. The Federal Reserve has a major impact on the loan and deposit rates offered by the Bank and its competitors, and on the levels of bank loans, investments and deposits, through its open market operations in United States government securities and through its regulation of, among other things, the discount rate on borrowings of member banks and the reserve requirements against member bank deposits. It is not possible to reasonably predict the nature, amount, frequency, and impact of future changes in monetary and fiscal policies.

Environmental Laws

Management does not anticipate that compliance with environmental laws and regulations will have any material effect on Mid Penn's capital, expenditures, earnings, or competitive position. However, environmentally-related hazards have become a source of high risk and liability for some financial institutions.

Additionally, the Pennsylvania Economic Development Agency, Fiduciary and Lender Environmental Liability Protection Act provides, among other things, protection to lenders from environmental liability and remediation costs under the environmental laws for releases and contamination caused by others. A lender who engages in activities involved in the routine practices of commercial lending, including, but not limited to, the providing of financial services, holding of security interests, workout practices, foreclosure or the recovery of funds from the sale of property shall not be liable under the environmental acts or common law equivalents to the Pennsylvania Department of Environmental Resources or to any other person by virtue of the fact that the lender engages in such commercial lending practice. A lender, however, will be liable if it, its employees or agents, directly cause an immediate release or directly exacerbate a release of a regulated substance on or from the property, or knew and willfully compelled the borrower to commit an action which caused such release or to violate an environmental act. The Pennsylvania Economic Development Agency, Fiduciary and Lender Environmental Liability Protection Act does not limit federal liability, which still exists under certain circumstances.

Corporate Governance

The Sarbanes-Oxley Act of 2002 ("SOX") and related rules and regulations adopted by the SEC and NASDAQ addressed the following issues: corporate governance, auditor independence and accounting standards, executive compensation, insider loans, whistleblower protection, and enhanced and timely disclosure of corporate information. Mid Penn has established policies, procedures, and systems designed to promote compliance with these regulations. Section 404 of SOX requires publicly held companies to document, test and certify that their internal control systems over financial reporting

MID PENN BANCORP, INC.

are effective. Effective for year-end financial reports beginning with December 31, 2017, Mid Penn is subject to the independent attestation requirement under Section 404 of the SOX. The Bank remains subject to independent auditor attestation under FDIC regulation 363.3(b), which is a similar independent attestation requirement at the Bank level.

Available Information

Mid Penn's common stock is registered under Section 12(b) of the Exchange Act and is traded on NASDAQ under the trading symbol MPB. Mid Penn is subject to the informational requirements of the Exchange Act, and, accordingly, files reports, proxy statements and other information with the SEC. Mid Penn is an electronic filer with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC's Internet site address is www.sec.gov.

Mid Penn's headquarters are located at 2407 Park Drive, Harrisburg, Pennsylvania 17110, and its telephone number is 1-866-642-7736. Mid Penn's website is **midpennbank.com** and Mid Penn makes available through its website, free of charge, its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports as soon as reasonably possible after filing with the SEC. Mid Penn has adopted a Code of Ethics that applies to all employees and this document is also available on Mid Penn's website. The information included on our website is not considered a part of this document.

MID PENN BANCORP, INC.

ITEM 1A. RISK FACTORS

Before investing in Mid Penn common stock, an investor should carefully read and consider the risk factors described below, which are not intended to be all inclusive, and to review other information contained in this report and in our other filings with the SEC. We are subject to a number of risks potentially impacting our business, financial condition, results of operations and cash flows. As a financial services company, certain elements of risk are inherent in what we do and the business decisions we make. Thus, we encounter risk as part of the normal course of our business, and we design risk management processes to help manage these risks. The risks and uncertainties described below are not the only ones facing Mid Penn's holding company, the Bank, and nonbank subsidiaries. Some of these risks and uncertainties are interrelated and the occurrence of one or more of them may exacerbate the effect of others. Additional risks and uncertainties that we are not aware of, or that we currently deem less significant, or that we are otherwise not specifically focused on, may also impact our business, results of operations, and our common stock. If any of these known or unknown risks or uncertainties actually occurs, our business, financial condition and results of operations could be materially and adversely affected. If this were to happen, the market price of our common stock could decline significantly, and an investor could lose all or part of his or her investment in Mid Penn.

Unless the context otherwise requires, references to "we," "us," "our," "Mid Penn", or "Mid Penn Bancorp, Inc.," collectively refer to Mid Penn Bancorp, Inc. and its subsidiaries, and specific references to the "Bank" refer to Mid Penn Bank, the wholly owned banking subsidiary of Mid Penn Bancorp, Inc.

Risks Related to Our Primary Business and Industry

Mid Penn is subject to interest rate risk.

Mid Penn's earnings and cash flows are largely dependent upon the Bank's net interest income. Net interest income is the difference between interest income earned on interest-earning assets such as loans and securities, and interest expense paid on interest-bearing liabilities such as deposits and borrowed funds. Interest rates are highly sensitive to many factors that are beyond Mid Penn's control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Federal Reserve. Changes in monetary policy, including changes in interest rates, could influence not only the interest income the Bank receives on loans and securities and the amount of interest expense it pays on deposits and borrowings, but such changes could also affect (i) the Bank's ability to originate loans and obtain deposits, (ii) the fair value of financial assets and liabilities, and (iii) the average duration of mortgage-backed securities in the Bank's investment portfolio. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, Mid Penn's net interest income, and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and investments fall more quickly than the interest rates paid on deposits and borrowings. Mid Penn may be subject to greater interest rate risk in the current environment of elevated interest rates and high inflation. In recent years, the Federal Reserve has raised and lowered interest rates in response to changing economic conditions, including inflation trends and labor market dynamics. The risk that interest rates may remain volatile is pronounced.

Management believes it has implemented effective asset and liability management strategies and interest rate risk management activities to reduce the potential effects of changes in interest rates on Mid Penn's results of operations. Any substantial, unexpected, prolonged, or rapid change in market interest rates could have a material adverse effect on the Bank's net interest income and Mid Penn's financial condition and results of operations.

Mid Penn is subject to credit risk.

As of December 31, 2025, approximately 79% of the Bank's loan portfolio consisted of commercial real estate, commercial and industrial, and construction loans. These types of loans are generally viewed as having more risk of default than residential real estate loans or secured consumer loans. Commercial loans are also typically larger than residential real estate loans and consumer loans. Because the loan portfolio contains a significant number of commercial and industrial loans, and construction and commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in non-performing loans. In addition, Mid Penn's credit risk may be exacerbated when the collateral held by Mid Penn cannot be readily realized or liquidated at prices sufficient to recover the full amount of the credit or derivative exposure due to Mid Penn. An increase in non-performing loans or collateral value deficiencies could result in a net loss of earnings from these loans, an increase in the provision for credit losses on loans and an increase in loan charge-offs, all of which could have a material adverse effect on Mid Penn's financial condition and results of operations.

MID PENN BANCORP, INC.

The allowance for credit losses may not be sufficient to cover actual loan losses.

Following the issuance by the Financial Accounting Standards Board ("FASB") of Accounting Standards Update ("ASU") 2016-13, "Measurement of Credit Losses on Financial Instruments," effective January 1, 2023, Mid Penn adjusted its loan allowance methodology to reflect the new standard, which requires periodic estimates of lifetime expected credit losses on financial assets and categorizes expected credit losses as allowances for credit losses under the current expected credit loss ("CECL") methodology. Under the CECL model, financial institutions are required to use historical information, current conditions, and reasonable forecasts to estimate the expected loss over the life of the loan. The ACL on loans and leases represents management's estimate of all expected credit losses over the expected contractual life of our existing portfolio loans. The level of the allowance reflects management's continuing evaluation of industry concentrations; specific credit risks; loan loss experience; current loan portfolio quality; changes in present economic, political and regulatory conditions; other external factors such as the ongoing pandemic; and unidentified losses inherent in the current loan portfolio. The determination of the appropriate level of the allowance for credit losses inherently involves a high degree of subjectivity and requires Mid Penn to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Changes in economic and market conditions affecting borrowers, new information regarding existing loans, identification of additional problem credits and other factors, both within and outside of Mid Penn's control, impact the determination of the allowance. In addition, bank regulatory agencies periodically review Mid Penn's allowance for credit losses and may require an increase in the provision for credit losses or the recognition of further loan charge-offs, based on judgments different than those of management.

Any increase in the allowance will result in a decrease in net income and, possibly, capital, and may have a material adverse effect on Mid Penn's financial condition and results of operations.

Competition from other financial institutions may adversely affect Mid Penn's and the Bank's profitability.

Mid Penn's banking subsidiary is subject to rapid changes in technology, regulation, and product innovation, and faces substantial competition in originating both commercial and consumer loans. This competition comes principally from other banks, credit unions, savings institutions, mortgage banking companies and other lenders. Many of its larger competitors who offer loans enjoy advantages over the Bank, including greater financial resources and higher lending limits, a wider geographic presence, more accessible branch office locations, the ability to offer a wider array of services or more favorable pricing alternatives, as well as lower origination and operating costs. This competition could reduce Mid Penn's net income by decreasing the number and size of loans that its banking subsidiary originates, and the interest rates it may charge on these loans.

In attracting business and consumer deposits, the Bank faces substantial competition from other insured depository institutions such as other commercial banks, savings institutions, and credit unions, as well as institutions offering uninsured investment alternatives, including money market funds. Many of Mid Penn's larger competitors who accept deposits also enjoy advantages over the Bank, including greater financial resources, more aggressive marketing campaigns, better brand recognition, and more convenient branch locations. These competitors may offer higher interest rates than Mid Penn, which could decrease the deposits that the Bank attracts or require an increase in rates and interest expense to retain existing deposits or attract new deposits. Increased deposit competition could adversely affect Mid Penn's ability to generate the funds necessary for lending operations. As a result, Mid Penn may need to seek other sources of funds that may be more expensive to obtain and could increase its cost of funds.

Mid Penn's banking subsidiary and nonbank subsidiaries also compete with non-banking providers of financial services, such as brokerage firms, consumer finance companies, credit unions, insurance agencies and governmental organizations, which may offer more favorable terms. Some of its non-banking competitors are not subject to the same extensive and costly regulations that govern Mid Penn's operations. As a result, such non-banking competitors may have advantages over Mid Penn's banking subsidiary and nonbank subsidiaries in providing certain products and services. This competition may reduce or limit Mid Penn's margins on banking services, revenues from nonbanking subsidiaries' activities, reduce its market share and adversely affect its earnings and financial condition.

Mid Penn depends on the accuracy and completeness of information about customers and counterparties.

In deciding whether to extend credit or enter into other transactions, Mid Penn may rely on information furnished by or on behalf of customers and counterparties, including financial statements, credit reports and other financial information. Mid Penn may also rely on representations of those customers, counterparties or other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate or misleading financial

MID PENN BANCORP, INC.

statements, credit reports or other financial information could have a material adverse impact on Mid Penn's business and, in turn, Mid Penn's financial condition and results of operations.

The Basel III capital requirements require Mid Penn to maintain higher levels of capital, which could reduce profitability.

We are subject to comprehensive capital adequacy requirements intended to protect against losses that Mid Penn may incur. Basel III established higher levels of base capital, certain capital buffers, and a migration toward common equity as the key source of regulatory capital. Although these capital requirements have been phased in and met by Mid Penn, the Basel III requirements signal a growing effort by domestic and international bank regulatory agencies to require financial institutions, including depository institutions, to maintain higher levels of capital. The Basel III implementation activities and related regulatory capital targets required additional capital to support our business risk profile. Maintaining higher levels of capital potentially reduces opportunities to leverage interest-earning assets, which could limit the net interest income and profitability of Mid Penn, and adversely impact our financial condition and results of operations.

Our SBA lending program is dependent upon the federal government, and we face specific risks associated with originating SBA loans.

Our SBA lending program is dependent upon the federal government. As an SBA Preferred Lender, we enable our clients to obtain SBA loans without being subject to the potentially lengthy SBA approval process necessary for lenders that are not SBA Preferred Lenders. Our SBA lending program depends on interaction with the SBA, which is an independent agency of the federal government. During a lapse of funding, such as a government shutdown, the SBA may not be able to engage in such interaction which may have a material adverse effect on our financial condition and the demand for our services could decline. The SBA periodically reviews the lending operations of participating lenders to assess, among other things, whether the lender exhibits prudent risk management. When weaknesses are identified, the SBA may request corrective actions or impose enforcement actions, including revocation of the lender's Preferred Lender status. If we lose our status as a Preferred Lender, we may lose some or all of our customers to lenders who are SBA Preferred Lenders. Also, any changes to the SBA program, including changes to the level of guarantee provided by the federal government on SBA loans, could adversely affect our business and earnings.

We generally sell the guaranteed portion of our SBA 7(a) program loans in the secondary market. These sales have resulted in premium income for us at the time of sale and created a stream of future servicing income. We may not be able to continue originating these loans or selling them in the secondary market. Furthermore, even if we are able to continue originating and selling SBA 7(a) program loans in the secondary market, we might not continue to realize premiums upon the sale of the guaranteed portion of these loans. When we sell the guaranteed portion of our SBA 7(a) program loans, we incur credit risk on the non-guaranteed portion of the loans, and if a customer defaults on the non-guaranteed portion of a loan, we share any loss and recovery related to the loan pro-rata with the SBA. If the SBA establishes that a loss on an SBA guaranteed loan is attributable to significant technical deficiencies in the manner in which the loan was originated, funded or serviced by us, the SBA may deny its liability under the guaranty for the affected loan or loans, reduce the amount of the guaranty, or, if it has already paid under the guaranty, seek recovery of the principal loss related to the deficiency from us, which could adversely affect our business and earnings.

The laws, regulations and standard operating procedures that are applicable to SBA loan products may change in the future. We cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, changes in the laws, regulations and procedures applicable to SBA loans could adversely affect our business and earnings.

Acts of terrorism, natural disasters, global climate change, pandemics and global conflicts may have a negative impact on our business and operations.

Acts of terrorism, natural disasters, global climate change, public health events, global conflicts, and geopolitical tensions may have a negative impact on our business and operations. Such events whether occurring domestically or internationally, could disrupt or delay the normal operations of our business and our facilities, including our communications and technology systems, cause harm to or impose travel limitations on our employees, and adversely affect our clients, suppliers, third-party vendors and counterparties. These events may also negatively impact capital markets activity, asset values, economic activity in the United States or abroad, or financial market functioning. In addition, these or similar events could slow economic growth, which could have an adverse effect on our business, financial condition, and results of operations, and may impact us in ways that we are unable to predict.

MID PENN BANCORP, INC.

If Mid Penn's information systems are interrupted or sustain a breach in security, those events may negatively affect Mid Penn's financial performance and reputation.

In conducting its business, Mid Penn relies heavily on its information systems. Maintaining and protecting those systems and data is difficult and expensive, as is dealing with any failure, interruption, or breach in security of these systems, whether due to acts or omissions by Mid Penn or by a third party, and whether intentional or not. Any such failure, interruption, or breach could result in failures or disruptions in Mid Penn's customer relationship management, general ledger, deposit, loan, and other systems. A breach of Mid Penn's information security, or those of its third-party service providers may result from fraudulent activity committed against Mid Penn or its clients, resulting in financial loss to Mid Penn or its clients, or privacy breaches against Mid Penn's clients. Such fraudulent activity may consist of check fraud, electronic fraud, wire fraud, "phishing", social engineering, identity theft, or other deceptive acts. The policies, procedures, and technical safeguards put in place by Mid Penn to prevent or limit the effect of any failure, interruption, or security breach of its information systems and data may be insufficient to prevent or remedy the effects of any such occurrences. The occurrence of any failures, interruptions, or security breaches of Mid Penn's information systems and data could damage Mid Penn's reputation, cause Mid Penn to incur additional expenses, result in online services or other businesses becoming inoperable, subject Mid Penn to regulatory sanctions or additional regulatory scrutiny, or expose Mid Penn to civil litigation and possible financial liability, any of which could have a material adverse effect on Mid Penn's financial condition and results of operations.

Mid Penn's business operations and interaction with customers are increasingly done via technology and electronic delivery channels, and this has increased risks related to cyber-attacks and cyber incidents.

In the normal course of business, we collect, process, and retain sensitive and confidential information regarding our customers. Although we devote significant resources and management focus to ensuring the integrity of our systems, Mid Penn is exposed to the risk of cyber-attacks in the normal course of business. In general, cyber incidents can result from deliberate attacks or unintentional events. An increased level of attention in the industry is focused on cyber-attacks that include, but are not limited to, gaining unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. To combat against these attacks, Mid Penn has certain security systems and policies and procedures in place to prevent or limit the effect of the possible security breach of its information systems and it has insurance against some cyber-risks and attacks. While Mid Penn has not incurred any material losses related to cyber-attacks, nor is it aware of any specific or threatened cyber-incidents as of the date of this report, it may incur substantial costs and suffer other negative consequences if it falls victim to successful cyber-attacks. Such negative consequences could include remediation costs that may include liability for stolen assets or information and repairing system damage that cyber-attacks may have caused; deploying additional personnel and protection technologies, training employees, and engaging third party experts and consultants; lost revenues resulting from unauthorized use of proprietary information or the failure to retain or attract customers following an attack; litigation; and reputational damage adversely affecting customer or investor confidence, any of which could have a material adverse effect on our business, financial condition or results of operations.

Mid Penn's mortgage banking income may experience significant volatility.

Mortgage banking income is highly influenced by the level and direction of market forces including mortgage interest rates, and real estate and refinancing activity. Mid Penn sells a significant amount of residential mortgage loans into the secondary market. The sale of these loans generates noninterest income and can be a source of liquidity for the Bank. Disruption in the secondary market for residential mortgage loans as well as declines in real estate values could result in an inability to sell mortgage loans on the secondary market, which could negatively impact Mid Penn's liquidity position. A decline in real estate values could decrease the potential of mortgage originations for Mid Penn, which could negatively impact our earnings.

Additionally, in lower interest rate environments, the demand for mortgage loans and refinancing activity will tend to increase. This has the effect of increasing fee income but could adversely impact the estimated fair value of Mid Penn's mortgage servicing rights as the rate of loan prepayments increase. In higher interest rate environments, the demand for mortgage loans and refinancing activity will generally be lower. This has the effect of decreasing mortgage loan originations and refinance activities, and related fee income opportunities.

MID PENN BANCORP, INC.

Mid Penn could be required to repurchase mortgage loans or indemnify mortgage loan purchasers due to breaches of representations and warranties, borrower fraud, or certain borrower defaults, which could have a material adverse impact on our liquidity, results of operations and financial condition.

Mid Penn originates and sells a significant amount of residential mortgage loans into the secondary market. When Mid Penn sells mortgage loans, Mid Penn is required to make customary representations and warranties to purchasers about the mortgage loans and the manner in which they were originated. The agreements pursuant to which the loans are sold require Mid Penn to repurchase or substitute mortgage loans in the event there was a breach of any of these representations or warranties. In addition, Mid Penn may be required to repurchase mortgage loans as a result of borrower fraud or in the event of early payment default of the borrower on a mortgage loan. If repurchase and indemnity demands increase significantly, Mid Penn's liquidity, results of operations and financial condition may be adversely affected.

Mid Penn's profitability depends significantly on economic conditions in Pennsylvania.

Unlike larger or regional financial institutions that are more geographically diversified, Mid Penn's success is dependent to a significant degree on economic conditions in Pennsylvania, especially in the nineteen counties and the specific markets primarily served by Mid Penn. The banking industry is affected by general economic conditions, including the effects of inflation, recession, unemployment, real estate values, trends in national and global economics, and other factors beyond our control. An economic recession or a delayed recovery over a prolonged period of time in Pennsylvania, or more specific to the counties or communities in Pennsylvania served by Mid Penn, could cause an increase in the level of the Bank's non-performing assets and loan losses, thereby causing operating losses, impairing liquidity, and eroding capital. Mid Penn cannot assure that adverse changes in the local and state economy supporting its market area would not have a material adverse effect on Mid Penn's consolidated financial condition, results of operations, and cash flows.

Mid Penn is subject to claims and litigation pertaining to fiduciary responsibility.

From time to time, customers and shareholders may make claims and take legal action pertaining to Mid Penn's performance of its fiduciary responsibilities. Whether such claims and legal action related to Mid Penn's performance of its fiduciary responsibilities are founded or unfounded, if such claims and legal actions are not resolved in a manner favorable to Mid Penn, the claims or related litigation processes may result in significant financial expense and liability, and/or adversely affect the market perception of Mid Penn and its products and services, as well as impact customer demand for those products and services. Any financial liability or reputation damage could have a material adverse effect on Mid Penn's business, which, in turn, could have a material adverse effect on Mid Penn's financial condition and results of operations.

Mid Penn operates in a highly regulated environment and may be adversely affected by changes in federal, state and local laws and regulations.

The Corporation, the Bank, and its nonbank subsidiaries are collectively subject to extensive regulation, supervision, and examination by federal and state banking authorities. The potential exists for additional or amended federal or state laws and regulations, or changes in supervisory policies or activities, to materially affect many aspects of Mid Penn's operations, including capital levels, lending and funding practices, and liquidity standards. New laws and regulations may increase costs of regulatory compliance and of doing business and otherwise affect operations and may significantly affect the markets in which Mid Penn does business, the markets for and value of Mid Penn's loans and investments, the ability to attract deposits at a reasonable cost, the fees charged, and ongoing operations, costs and profitability. Further, additional legislation and regulations that could significantly affect Mid Penn's powers, authority and operations may be enacted or adopted in the future, which could have a material adverse effect on its financial condition and results of operations. Also, regulators have significant discretion and authority to prevent or remedy unsafe or unsound practices or violations of laws by banks and bank holding companies in the performance of their supervisory and enforcement duties. Any changes in applicable regulations or federal, state or local legislation, or the exercise of bank regulatory authority, may have a negative impact on Mid Penn's results of operations, financial condition, and its ability to pay dividends on common stock. The burden imposed by federal and state regulators puts Mid Penn at a competitive disadvantage compared to less regulated competitors such as finance companies, mortgage banking companies and leasing companies.

In addition, changes in laws or regulations that affect Mid Penn's customers and business partners could negatively affect Mid Penn's revenues and expenses. Certain changes in laws such as tax law reforms that impose limitations on the deductibility of interest may decrease the demand for Mid Penn's products or services and could negatively affect its revenues and results of operations. Other changes in laws or regulations could cause Mid Penn's third-party service

MID PENN BANCORP, INC.

providers and other vendors to increase the prices they charge to Mid Penn and negatively affect Mid Penn's expenses and financial results.

The soundness of other financial institutions may adversely affect Mid Penn.

Financial services institutions are highly interconnected through trading, clearing, payment systems, counterparty, or other relationships. As a result, Mid Penn is exposed to credit, liquidity, and operational risks arising from the financial condition of other institutions, including commercial banks, brokers and dealers, investment banks, and institutional clients. A default, failure or financial distress of any such counterparty could result in losses or disruptions that could have a material adverse effect on Mid Penn's financial condition and results of operations.

Periods of stress or instability in the banking system and broader financial markets may reduce confidence in financial institutions, increase market volatility, and adversely affect access to liquidity, funding sources, and capital markets. While Mid Penn did not have any direct exposure to banks that failed or were resolved in an FDIC-assisted transaction in 2023, similar events in the future, whether involving banks, non-bank financial institutions, or market infrastructure participants, could negatively impact our ability to access cash, cash equivalents or investments, or otherwise adversely affect our business and financial condition.

Volatility in financial markets and the economy may have materially adverse effects on our liquidity and financial condition.

Financial markets and the broader economy may experience periods of heightened volatility, stress, or disruption due to a variety of factors, including, changes in interest rates, inflation, monetary policy, economic growth, geopolitical events, public health events, or instability in the banking or financial services sector.. Adverse market and economic conditions may exert downward pressure on equity and debt securities prices, reduce liquidity in capital and credit markets, and adversely affect the availability and cost of funding and credit for financial institutions, including Mid Penn.

If such conditions persist or worsen, there can be no assurance that Mid Penn will not experience adverse effects, which could materially affect our liquidity, financial condition, results of operations and profitability.

Mid Penn's banking subsidiary may be required to pay higher FDIC insurance premiums or special assessments which may adversely affect its earnings.

Stress or instability in the banking system may increase the costs of the Deposit Insurance Fund ("DIF") and result in higher FDIC insurance premiums or the imposition of special assessments on insured depository institutions. The FDIC has authority to adjust assessment rates and impose special assessments to maintain the adequacy of the DIF, and Mid Penn generally has limited ability to control the amount of premiums or assessments that its banking subsidiary may be required to pay. Although Mid Penn has not been subject to additional special assessments as of December 31, 2025, any future increases in FDIC insurance premiums or the imposition of special assessments could adversely affect our earnings, financial condition, and results of operations.

If we conclude that there is a decline in the value of any of our AFS investment securities, we may be required to record an allowance for credit losses where periodic changes are recognized in earnings.

Mid Penn reviews its available-for-sale investment securities portfolio at each quarter-end reporting period to determine if any security has a fair value less than its amortized cost. To determine whether a decline in fair value resulted from a credit loss or other factors, Mid Penn performs further analysis as outlined below:

- Review the extent to which the fair value is less than the amortized cost and observe the security's lowest credit rating as reported by third-party credit ratings companies.
- The securities that violate the credit loss triggers above would be subjected to additional analysis that may include, but is not limited to: changes in market interest rates, changes in securities credit ratings, security type, service area economic factors, financial performance of the issuer/or obligor of the underlying issue and third-party guarantee.
- If Mid Penn determines that a credit loss exists, the credit portion of the allowance will be measured using a DCF analysis using the effective interest rate as of the security's purchase date. The amount of credit loss Mid Penn records will be limited to the amount by which the amortized cost exceeds the fair value.

MID PENN BANCORP, INC.

Due to the complexity of the process, inputs, calculations, and assumptions used in determining whether an investment is in an unrealized loss position, Mid Penn's assessment of or disclosure of the credit loss on investments may not accurately reflect the actual credit loss in the future.

Mid Penn is subject to environmental liability risk associated with lending activities.

A significant portion of Mid Penn's loan portfolio is secured by real property. During the ordinary course of business, Mid Penn may foreclose on and take title to properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, Mid Penn may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require Mid Penn to incur substantial expenses and may materially reduce the affected property's value or limit Mid Penn's ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase Mid Penn's exposure to environmental liability. Although Mid Penn has policies and procedures to perform an environmental review before initiating any foreclosure action on real property, these reviews may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on Mid Penn's financial condition and results of operations.

Mid Penn's financial performance may suffer if its information technology is unable to keep pace with its growth or industry developments.

Effective and competitive delivery of Mid Penn's products and services is increasingly dependent upon the successful and uninterrupted functioning of our information technology resources and processes provided both internally and through third party vendors. In addition to better serving customers, the effective use of technology increases efficiency and enables Mid Penn to reduce costs. Mid Penn's future success will depend, in part, upon its ability to address the needs of its customers by effectively and safely using technology to provide products and services to enhance customer convenience, attract customers who prefer technological delivery channels, and to create additional efficiencies in its operations. Many of Mid Penn's competitors have greater resources to invest in technological improvements and infrastructure. Additionally, as technology and information security requirements in the financial services industry change and evolve, keeping pace becomes increasingly complex and expensive for Mid Penn. There can be no assurance that Mid Penn will be able to effectively keep pace with these technological advancements or the related substantial costs and investments required, which could adversely affect its financial condition and results of operations.

Growing by acquisition entails certain risks, and difficulties in integrating past or future acquisitions could adversely affect our business.

As of December 31, 2025, Mid Penn has completed five whole bank merger acquisitions (The Scottdale Bank & Trust Company and First Priority Financial Corp. in 2018, Riverview Financial Corporation on November 30, 2021, Brunswick on May 19, 2023, William Penn on April 30, 2025), as well as three nonbank acquisitions. On January 1, 2026 and February 27, 2026, Mid Penn completed the Cumberland Advisors Acquisition and 1st Colonial Acquisition, marking Mid Penn's fourth non-bank acquisition and sixth whole bank merger acquisition.

Generally, Mid Penn must receive federal and state regulatory approval before it can acquire a bank or bank holding company. In determining whether to approve a proposed bank acquisition, bank regulators will consider, among other factors, the effect of the acquisition on competition and future prospects. Regulators also review current and projected capital ratios and levels, the competence, experience and integrity of management and its record of compliance with laws and regulations. We cannot be certain when or if, or on what terms and conditions, any required regulatory approvals will be granted. Growth by acquisition involves substantial risks, as the ultimate success of such acquisitions may depend on, among other things, the ability to realize anticipated cost savings and effectively integrate the acquired companies in a manner that does not result in decreased revenues. Excessive acquisition costs, conversion costs and the disruption of existing customer relationships in both the acquired companies and legacy markets may occur. If we are not able to successfully achieve the financial efficiencies or integration and growth objectives of acquisitions, the anticipated benefits of an acquisition may not be realized fully, or at all, or may take longer to realize than planned.

Further, the asset quality or other financial characteristics of an acquired company may deteriorate from the date a merger or other acquisition agreement is entered into and when the transaction is completed or the post-merger period.

MID PENN BANCORP, INC.

Mid Penn has spent and may continue to spend significant resources identifying companies and businesses to acquire. The efficient and effective integration of any companies and businesses we acquire and integrate into our organization is critical to our growth. Our recent acquisitions, and any future acquisitions, involve numerous risks including difficulties in integrating the culture, operations, technologies and personnel of the acquired companies, the diversion of management's attention from other business concerns and the potential loss of customers. Failure to fully integrate the operations of any acquired business successfully, or to integrate the operations of future acquisition targets, could harm Mid Penn's business, financial condition, results of operations and cash flows.

We plan to pursue a growth strategy and there are risks associated with rapid growth.

We intend to pursue a growth plan consistent with our prior business strategy, including growth by acquisition, as well as leveraging our existing branch network or adding new branch locations or offices and personnel in current and adjacent markets we choose to serve. Our recent bank and nonbank acquisitions are reflective of our growth strategy.

Our ability to manage growth successfully will depend on our ability to attract or retain qualified personnel, maintain cost controls and efficiencies, and ensure our areas of growth continue to meet our high asset quality standards, while attracting additional loans and deposits on favorable terms, as well as on factors beyond our control, such as economic conditions and competition in existing and new markets. If we grow too quickly and are not able to attract qualified personnel, control costs and maintain asset quality, this continued rapid growth could materially adversely affect our financial performance.

The value of our goodwill and other intangible assets may decline in the future.

As of December 31, 2025, we had $136.6 million of goodwill and $14.7 million of other intangible assets. A significant decline in our expected future cash flows, a significant adverse change in the business climate, slower economic growth or a significant and sustained decline in the price of our common stock, any or all of which could be materially impacted by many of the risk factors discussed herein, may necessitate our taking charges in the future related to the impairment of our goodwill. Future regulatory actions could also have a material impact on assessments of goodwill for impairment. If we were to conclude that a future write-down of our goodwill is necessary, we would record the appropriate charge, which could have a material adverse effect on our results of operations. We cannot provide assurance that we will not be required to take an impairment charge in the future. Any such charge would have an adverse effect on our shareholders' equity and financial results and could cause a decline in our stock price.

Identifiable intangible assets other than goodwill consist of core deposit intangibles, books of business, and other intangible assets. Adverse events or circumstances could impact the recoverability of these intangible assets including loss of core deposits, significant losses of customer accounts and/or balances, increased competition, or adverse changes in the economy. To the extent these intangible assets are deemed unrecoverable, a non-cash impairment charge would be recorded, which could have a material adverse effect on our results of operations.

Risks Related to the 1st Colonial Merger

We expect to continue to incur substantial costs related to the Merger.

We have incurred substantial costs in connection with the Merger and subsequent integration of the processes, policies, procedures, operations, and technologies and systems, including purchasing, accounting and finance, payroll, compliance, treasury management, branch operations, vendor management, risk management, lines of business, pricing and benefits. While we have attempted to accurately forecast these costs, factors that are beyond our control or that we have failed to accurately estimate could result in us incurring future charges in excess of our current estimates. These charges could be material and could materially adversely affect our future earnings.

The integration of Mid Penn and 1st Colonial may be more difficult, costly or time consuming than expected and Mid Penn may fail to realize the anticipated benefits of the Merger.

The success of the Merger will depend, in part, on the ability to realize the anticipated growth opportunities and cost savings from combining the businesses of Mid Penn and 1st Colonial. To realize the anticipated benefits and cost savings from the Merger, we must successfully integrate and combine the businesses of Mid Penn and 1st Colonial in a manner that permits those cost savings to be realized. If we are not able to successfully achieve these objectives, or if we have failed to accurately estimate the anticipated benefits of the merger, the anticipated benefits may not be realized fully or at all, they may take longer to realize than expected, and we may incur additional unforeseen expenses.

MID PENN BANCORP, INC.

The integration process could result in the loss of key employees, diversion of management attention and resources, the disruption of the combined company's ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the combined company's ability to maintain relationships with clients, customers, depositors and employees.

Our future results may suffer if we do not effectively manage our expanded operations.

As a result of the merger, the size, scope, and complexity of our business has increased significantly beyond that of either Mid Penn's of 1st Colonial's business prior to the Merger. Our future success will depend, in part, upon our ability to manage and achieve the benefits we have anticipated will be associated with this expanded business, challenges, including challenges related to the management and monitoring of new operations, and the associated increased costs and complexity. There can be no assurances that we will be successful or that we will realize the expected operating efficiencies, cost savings, growth opportunities, revenue enhancements or other benefits currently anticipated.

Risks Related to Mid Penn Common Stock

The trading volume in Mid Penn's common stock is less than that of other larger financial services companies.

Mid Penn's common stock is listed for trading on NASDAQ (symbol: MPB); however, the trading volume in its common stock is less than that of other larger financial services companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of Mid Penn's common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which Mid Penn has no control. Given the generally lower trading volume of Mid Penn's common stock, significant sales of Mid Penn's common stock, or the expectation of these sales, could cause Mid Penn's stock price to fall.

The market price of Mid Penn common stock may fluctuate significantly, and this may make it difficult for investors to resell shares of common stock owned by them at times or at prices they find attractive.

The market price of our common stock as reported on NASDAQ is subject to constant change during business trading hours. We expect that the market price of Mid Penn common stock will continue to fluctuate and there can be no assurance about the stability or trend of market prices for Mid Penn common stock. Stock price volatility, particularly with a stock like ours with lower trading volumes than larger financial services companies, may make it difficult for investors to resell their Mid Penn common stock when they want and at times or prices that they find attractive. Mid Penn's stock price may fluctuate significantly as a result of a variety of factors, many of which are beyond our control. These factors include those described elsewhere in this entire "Risk Factors" section, in this document, and our other filings with the SEC.

Mid Penn's ability to pay dividends on its common stock, and principal and interest on its subordinated notes, depends primarily on dividends from its banking subsidiary, which is subject to regulatory limits.

Mid Penn is a bank holding company and its operations are conducted primarily by its banking subsidiary. Mid Penn's ability to pay dividends on its common stock, and principal and interest on its subordinated notes, depends on its receipt of dividends from the Bank. Dividend payments from its banking subsidiary are subject to legal and regulatory limitations, generally based on net profits and retained earnings, imposed by the respective regulatory agencies that supervise the Bank. The ability of the Bank to pay dividends is also subject to profitability, financial condition, liquidity, and capital management limits. There is no assurance that Mid Penn's banking subsidiary or other subsidiaries established in the future will be able to pay dividends, or that Mid Penn itself will generate adequate cash flow to pay dividends in the future. Federal Reserve policy, which applies to Mid Penn as a registered bank holding company, also provides that dividends by bank holding companies should generally be paid out of earnings from both the current period and a designated look-back period. Mid Penn's ability to pay dividends on its common stock, or the amount of any dividends paid, could have a material adverse effect on the market price of its common stock.

Mid Penn may need to, or be required to, raise additional capital in the future, and capital may not be available when needed and on terms favorable to current stockholders.

Federal banking regulators require the Corporation and the Bank to maintain adequate levels of capital to support their operations. These capital levels are determined and dictated by law, regulation, and banking regulatory agencies. Regulators may, from time to time, implement changes to regulatory capital adequacy guidelines. Furthermore, regulators may require that the Corporation and/or the Bank to maintain higher levels of capital based on their condition, risk profile, growth plans, or conditions in the banking industry or economy. Failure to maintain capital to meet current or future regulatory requirements could have a significant material adverse effect on Mid Penn's business, financial condition, and results of operations. In addition, capital levels are also determined by Mid Penn's management and board of directors, based on capital levels that they believe are necessary to support Mid Penn's business operations.

If Mid Penn raises capital through merger and acquisition activities, or through the issuance of additional shares of its common stock or other securities, it would likely dilute the ownership interests of current investors and could dilute the per share book value and earnings per share of its common stock. Furthermore, a capital raise through issuance of additional shares may have an adverse impact on Mid Penn's stock price. New investors also may have rights, preferences, and privileges senior to Mid Penn's current common stockholders, which may adversely impact its current common stockholders.

Mid Penn's ability to raise additional capital will depend on conditions in the capital markets at that time, which are outside of its control, and on its financial performance. Accordingly, Mid Penn cannot be certain of its ability to raise additional capital on acceptable terms and acceptable time frames or to raise additional capital at all. The inability to raise capital in sufficient amounts may adversely affect Mid Penn's business, financial condition and results of operations.

Offerings of debt, which would be senior to Mid Penn's common stock upon liquidation, and/or preferred equity securities which may be senior to our common stock for purposes of dividend distributions or upon liquidation, may adversely affect the market price of our common stock.

Mid Penn may attempt to increase its capital resources if the Corporation's or the Bank's capital ratios fall below the required minimums. The Corporation or the Bank could be required to raise additional capital by making additional offerings of debt or preferred equity securities, including medium-term notes, senior or subordinated notes and preferred stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, or nature of our future offerings. If a future liquidation of Mid Penn occurs, holders of debt securities and shares of preferred stock and lenders with respect to other borrowings are likely to receive distributions of available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of existing shareholders or reduce the market price of our common stock, or both. Holders of Mid Penn common stock are not entitled to preemptive rights or other protections against dilution.

Also, Mid Penn's board of directors is authorized to issue one or more classes or series of preferred stock from time to time without any action on the part of the shareholders. The board of directors also has the power, without shareholder approval, to set the terms of any such classes or series of preferred stock that may be issued, including voting rights, dividend rights, and preferences over common stock with respect to dividends or upon our dissolution, winding up and liquidation and other terms. If Mid Penn issues preferred stock in the future that has a preference over its common stock with respect to the payment of dividends or upon our liquidation, dissolution or winding up, or if preferred stock is issued with voting rights that dilute the voting power of common stock, the rights of holders of Mid Penn's common stock or the market price of the common stock could be adversely affected.

Pennsylvania Business Corporation Law and various anti-takeover provisions under our articles of incorporation and bylaws could impede the takeover of Mid Penn.

Various Pennsylvania laws affecting business corporations may have the effect of discouraging offers to acquire Mid Penn, even if the acquisition would be advantageous to shareholders. In addition, Mid Penn has various anti-takeover measures in place under its articles of incorporation and bylaws, including a supermajority vote requirement for mergers, the staggered election of Mid Penn's board of directors, and the absence of cumulative voting. Any one or more of these laws or measures may impede the takeover of Mid Penn and may prevent its shareholders from taking part in a transaction in which they could realize a premium over the current market price of its common stock.

Mid Penn's common stock is not insured by any governmental entity.

Although Mid Penn and the Bank are regulated by governmental agencies, Mid Penn common stock is not a deposit account or other obligation of the Bank or any other bank and, therefore, is not insured against loss by the FDIC, any other deposit insurance fund, any other governmental entity or by any other public or private entity. Investment in Mid Penn common stock is inherently risky for the reasons described elsewhere in this "Risk Factors" section, in this document, and our other filings with the SEC. Mid Penn common stock is also subject to the same market forces that affect the price of

MID PENN BANCORP, INC.

common stock in any other publicly traded company. As a result, investors who acquire Mid Penn common stock may lose some or all of their investment.

General Risk Factors

Mid Penn's controls and procedures may fail or be circumvented.

Management maintains Mid Penn's internal controls, disclosure controls and procedures, and corporate governance policies and procedures, and periodically reviews and updates them. Any system of controls, however well designed and operated, is based in part on performance by personnel or certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of Mid Penn's controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on Mid Penn's business, results of operations, and financial condition.

Mid Penn may not be able to attract and retain skilled personnel.

Mid Penn's success depends, in large part, on its ability to attract and retain qualified, key personnel. Competition for the best personnel in most activities engaged in by Mid Penn can be intense, and Mid Penn may not be able to hire or retain them. Limitations in the way regulated financial institutions can compensate their officers and employees, including those requirements contained in Dodd-Frank, may make it more difficult for regulated financial institutions, including Mid Penn, to compete with unregulated companies for talent. The unexpected loss of services of one or more of Mid Penn's key personnel could have a material adverse impact on Mid Penn's business because of their skills, knowledge of Mid Penn's market, years of industry experience, and the difficulty of promptly finding qualified replacement personnel.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Mid Penn places an emphasis on managing risks effectively to achieve its business goals and maintain the confidence of its shareholders. Cybersecurity is one of the company's most critical risks and is an integral part of our Risk Management program. We are open about our willingness to take risks and regularly review and update our risk management policies to keep up with the ever-changing financial landscape. Our risk committees, made up of experienced professionals, carefully evaluate the risks associated with our business activities, ensuring that our risk-taking aligns with our overall corporate goals.

Mid Penn engages a team of external assessors, auditors, and consultants to support our cybersecurity and risk management efforts. We seek information and guidance from reputable third-party organizations such as CISA, RMA, and FS-ISAC to aid in making responsible decisions and mitigating risks. We utilize threat detection and prevention technologies to analyze network traffic and identify atypical behavior that may indicate a potential cyber threat. This proactive approach is intended to enable us to detect threats before they can cause harm to our systems or compromise sensitive information. Additionally, we conduct regular penetration testing and vulnerability assessments to identify and remedy potential deficiencies in our systems.

Mid Penn protects and monitors its technology environment with industry leading security tools including next-generation firewalls with intrusion prevention services, intrusion detection and response tools, email security gateway, log and event monitoring software, and an industry-leading antivirus solution. Each system is administered and monitored by members of our Information Technology and Information Security staff. Real-time alerts received from these systems are responded to by staff and worked until the threat is determined to be mitigated. Impactful computer security events would be subject to the guidance provided in our Incident Response Program, that is tested annually so we are ready to respond if needed.

Mid Penn relies on several reputable service providers who provide systems or support to our technology environment. Service providers are selected carefully and monitored closely through our Vendor Management program. With routine, ongoing service provider reviews that exist throughout the relationship with the service provider, and with alerting for notable events for our service providers in place, we can quickly identify potential threats and mitigate threats with our service providers as needed.

We have created a robust Information Security Awareness Program to deliver our employees pertinent and timely educational content. Mindful that human error can be a significant factor in cybersecurity incidents, our employees undergo regular training to stay informed about the latest threats and best practices. This reduces the risk of inadvertent security breaches and cultivates a culture of security throughout the organization. Additionally, we regularly conduct social engineering tests on our employees to keep them sharp and alert for threats through email, text messages, and voice calls.

Mid Penn did not experience a material incident to our computer systems or networks in 2025.

Mid Penn's Information Technology and Security management team is responsible for implementing and executing the company's cybersecurity strategy on a day-to-day basis. This team of cybersecurity experts specializes in managing risks for financial services providers. The Chief Information and Technology Officer has over 20 years of experience and is accompanied by the Director of Information Security with more than 10 years of experience in the field. With more than 15 years of experience in information technology and network security, the Information Technology Operations Manager is highly skilled in network security and risk mitigation. Information Technology and Security management hold a monthly meeting to assess the organization's cybersecurity position and distributes information to the Board of Directors.

The Board of Directors oversees the risk management process, while executive leadership implements risk mitigation and cybersecurity strategies. The company's cybersecurity strategy is actively overseen and guided by the Board of Directors through a quarterly subcommittee meeting with the full Board engaged annually. Executive management provides cybersecurity and risk management updates to the Board through the Management Risk Committee and the Technology Steering Committee. Information Technology knowledge is considered a core competency by eight of eleven Board members. They guide the full Board in setting cybersecurity objectives, approving policies, and allocating resources.

MID PENN BANCORP, INC.

We acknowledge that risk is a natural part of the financial industry. The threat landscape is ever-changing, and with increasingly sophisticated techniques, threat actors pose a greater risk to Mid Penn and its customers, leaving us vulnerable to cyberattacks and information security incidents. However, our commitment is to maintain a careful balance between innovation and risk mitigation. To achieve this, we have developed a risk appetite that aligns with our strategic goals and regulatory requirements. This framework encourages innovation while ensuring our risks are well-understood, measured, and managed.

ITEM 2. PROPERTIES

The Bank owns a building in Harrisburg, Pennsylvania, located at 2407 Park Drive, which serves as the Corporation's headquarters. The Bank also owns a building in Millersburg, Pennsylvania, located at 349 Union Street, which serves as the Bank's headquarters. Additionally, the Bank owns one building in Halifax, Pennsylvania that serves as an operational support facility, one building in Harrisburg, Pennsylvania that serves as corporate administrative and operational support offices, and one administrative building in Woodglen, Pennsylvania. Administrative space is also leased in Bristol, Chambersburg, Clearfield, Conshohocken, Lancaster, Lititz, Malvern, and Palmyra Pennsylvania. The bank also owns a vacant parcel of land adjacent to the Corporation's headquarters that is held for future development. As of December 31, 2025, the Bank's retail office network was comprised of 59 full-service retail locations. The Bank owned 31 of those locations and leased 28 locations.

All real estate owned by Mid Penn is free and clear of encumbrances. Mid Penn's leases expire at various dates through the year 2039 and generally include options to renew. For additional information regarding the lease commitments, See "Note 7 - Leases", within Item 8, Notes to Consolidated Financial Statements.

ITEM 3. LEGAL PROCEEDINGS

Mid Penn and its subsidiaries are subject to various pending and threatened legal proceedings or other matters arising out of the normal conduct of business in which claims for monetary damages are asserted. As of the date of this report, management, after consultation with legal counsel, does not anticipate that the aggregate ultimate liability arising out of such pending or threatened matters will be material to Mid Penn's consolidated financial position. On at least a quarterly basis, Mid Penn assesses its liabilities and contingencies in connection with such matters. For those matters where it is probable that Mid Penn will incur losses and the amounts of the losses can be reasonably estimated, Mid Penn records an expense and corresponding liability in its consolidated financial statements. To the extent such matters could result in exposure in excess of that liability, the amount of such excess is not currently estimable. The range of losses for matters where an exposure is not currently estimable or considered probable is not believed to be material in the aggregate. This is based on information currently available to Mid Penn and involves elements of judgment and significant uncertainties. While Mid Penn does not believe that the outcome of pending or threatened litigation or other matters will be material to Mid Penn's consolidated financial position, it cannot rule out the possibility that such outcomes will be material to the consolidated results of operations for a particular reporting period in the future. In addition, regardless of the ultimate outcome of any such legal proceeding, inquiry or investigation, any such matter could cause Mid Penn to incur additional expenses, which could be significant, and possibly material, to Mid Penn's results of operations in any future period.

In addition, management does not know of any material proceedings contemplated by governmental authorities against Mid Penn or any of its properties.

ITEM 4. MINE SAFETY DISCLOSURES

Not Applicable.

MID PENN BANCORP, INC.
PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Corporation's common stock is traded on NASDAQ under the symbol MPB.

Transfer Agent: Computershare, Attn: Shareholder Services, P.O. Box 30170, College Station, TX 77842-3170. Phone: 1-800-368-5948.

Number of Shareholders: As of March 12, 2026, there were approximately 5,400 shareholders of record of Mid Penn's common stock.

Dividends: Mid Penn's dividend payout philosophy looks to provide reasonable quarterly cash returns to shareholders while still retaining sufficient earnings to finance future growth and maintain sound capital levels. The declaration of cash dividends on Mid Penn's common stock is at the discretion of its Board of Directors, and any decision to declare a dividend is based on a number of factors, including, but not limited to, earnings, prospects, financial condition, regulatory capital levels, applicable covenants under any credit agreements and other contractual restrictions, Pennsylvania law, federal and Pennsylvania bank regulatory law, and other factors deemed relevant.

Dividend Reinvestment and Stock Purchases: Shareholders of Mid Penn may acquire additional shares of common stock by reinvesting their cash dividends under the Dividend Reinvestment Plan without paying a brokerage fee. Voluntary cash contributions may also be made under the Plan. For additional information about the Plan, contact the Transfer Agent.

Annual Meeting: The Annual Meeting of the Shareholders of Mid Penn is expected to be held virtually at 10:00 a.m. on Tuesday, May 12, 2026.

Accounting, Auditing and Internal Control Complaints: Information on how to report a complaint regarding accounting, internal accounting controls or auditing matters is available at Mid Penn's website: **www.midpennbank.com**

Purchases of Equity Securities by the Issuer and Affiliated Purchasers: In 2020, Mid Penn announced the adoption of a treasury stock repurchase program ("Repurchase Program") authorizing the repurchase of up to $15.0 million of Mid Penn's outstanding common stock. The Repurchase Program was extended through April 30, 2026 by Mid Penn's Board of Directors on April 23, 2025. Under the Repurchase Program, Mid Penn may conduct repurchases of its common stock through open market transactions (which may be by means of a trading plan adopted under SEC Rule 10b5-1) or in privately negotiated transactions. Repurchases under the program are made at the discretion of management and are subject to market conditions and other factors. There is no guarantee as to the exact number of shares that Mid Penn may repurchase.

The Repurchase Program may be modified, suspended or terminated at any time, in Mid Penn's discretion, based upon a number of factors, including liquidity, market conditions, the availability of alternative investment opportunities and other factors Mid Penn deems appropriate. The Repurchase Program does not obligate Mid Penn to repurchase any shares.

During the year ended December 31, 2025, Mid Penn repurchased 79,169 shares of common stock at an average price of $28.50 per share. As of December 31, 2025, Mid Penn had repurchased 519,891 shares of common stock at an average price of $23.65 per share under the Program. The Repurchase Program had approximately $2.7 million remaining available for repurchase as of December 31, 2025.

MID PENN BANCORP, INC.

The following table presents information regarding purchases of the Corporation's common stock for the three months ended December 31, 2025:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar amount of Shares That May Yet Be Purchased
October 1 - October 31, 2025	500	28.38	511,891	2,934,006
November 1 - November 30, 2025	8,000	28.95	519,891	2,702,406
December 1 - December 31, 2025	—	—	519,891	2,702,406

Securities Authorized for Issuance under Equity Compensation Plans: Information regarding the Corporation's equity compensation plans is included in Part III, Item 12, Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters.

Stock Performance Graph

As of December 31, 2025, to better align with the Corporation's direct competitors, the Corporation has chosen to change the composition of its peer group for the performance graph below. The total shareholder return is based on a $100 investment on December 31, 2020.



Total Shareholder's Returns | 5 Year Return

Index	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024	12/31/2025
Mid Penn Bancorp, Inc.	100.00	149.57	145.18	121.91	149.63	165.57
Current Peers (1)	100.00	144.64	139.62	136.95	156.77	167.10
Prior Peers (2)	100.00	143.01	137.96	137.11	157.58	172.51
KBW NASDAQ Bank Index Return	100.00	135.05	103.01	98.07	130.19	167.69

[1] Current Peers includes BHRB, CARE, CBNK, CCNE, CNOB, FCF, FISI, FRBA, FRST, NBTB, OCFC, ORRF, PFIS, PGC, SHBI, STBA, TMP, and UVSP

[2] Prior Peers includes AROW, CCNE, CHMG, CNOB, CZFS, CZNC, FCF, FFIC, FISI, FRBA, LNKB, ORRF, PFIS, PGC, SHBI, STBA, TMP, UNTY and UVSP; Excludes FFIC, FLIC, and LNKB due to pending or closed mergers

Note: Peer group returns reflect average total return of respective peer group

MID PENN BANCORP, INC.

In accordance with the rules of the SEC, this section, captioned "Stock Performance Graph," is not incorporated by reference into any of our future filings made under the Securities Exchange Act of 1934 or the Securities Act of 1933. The Stock Performance Graph, including its accompanying table and footnotes, is not deemed to be soliciting material or to be filed under the Exchange Act or the Securities Act.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the matters discussed in this document or in documents incorporated by reference herein, including matters discussed under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations," may constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, or Securities Act, and Section 21E of the Securities Exchange Act of 1934, or Exchange Act. These forward-looking statements represent plans, estimates, objectives, goals, guidelines, expectations, intentions, projections and statements of our beliefs concerning future events, business plans, objectives, and expected operating results, including after giving effect to the Merger, and the assumptions upon which those statements are based. Forward looking statements include without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as "may," "could," "should," "will," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan," or words or phrases of similar meaning. We caution that the forward-looking statements are based largely on our expectations and are subject to a number of known and unknown risks and uncertainties that are subject to change based on factors which are, in many instances, beyond our control. Actual results, performance or achievements could differ materially from those contemplated, expressed, or implied by the forward-looking statements.

The following factors, among others, could cause our financial performance to differ materially from that expressed in such forward-looking statements:

- Mid Penn's ability to efficiently integrate acquisitions, including the Merger, into its business and operations, which may take longer than anticipated, may be more costly than anticipated and may have unanticipated adverse results relating to Mid Penn's existing business and operations;
- the possibility that the anticipated benefits of the Merger, including anticipated cost savings and other synergies of the Merger may take longer to be realized or may not be achieved in their entirety, and attrition in key client, partner and other relationships relating to the Merger may be greater than expected;
- the effects of future economic conditions on Mid Penn, the Bank, our nonbank subsidiaries, and our markets and customers;
- governmental monetary and fiscal policies, as well as legislative and regulatory changes;
- future actions or inactions of the United States government, including a failure to increase the government debt limit or a prolonged shutdown of the federal government;
- business or economic disruption from national or global epidemic or pandemic events;
- the risks of changes in interest rates on the level and composition of deposits, loan demand, and the values of loan collateral, the value of investment securities, and interest rate protection agreements;
- the effects of competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market and other mutual funds and other financial institutions operating in our market area and elsewhere, including institutions operating locally, regionally, nationally and internationally, together with such competitors offering banking products and services by mail, telephone, computer and the internet;
- an increase in the Pennsylvania Bank Shares Tax to which the Bank's capital stock is currently subject, or imposition of any additional taxes on the capital stock of Mid Penn or the Bank;
- impacts of the capital and liquidity requirements imposed by bank regulatory agencies;
- the effect of changes in accounting policies and practices, as may be adopted by regulatory agencies, as well as the Public Company Accounting Oversight Board, Financial Accounting Standards Board, the SEC, and other accounting and reporting rule making authorities;
- the costs and effects of litigation and of unexpected or adverse outcomes in such litigation;
- changes in technology;
- our ability to implement business strategies, including our acquisition strategy;
- our ability to successfully expand our franchise, including through acquisitions or establishing new offices at favorable prices;
- our ability to successfully integrate any banks, companies, offices, assets, liabilities, customers, systems and management personnel we acquire into our operations and our ability to realize related revenue synergies and cost savings within expected time frames;
- potential goodwill impairment charges, or future impairment charges and fluctuations in the fair values of reporting units or of assets in the event projected financial results are not achieved within expected time frames;

- our ability to attract and retain qualified management and personnel;
- results of regulatory examination and supervision processes;
- the failure of assumptions underlying the establishment of reserves for loan and lease losses, the assessment of potential impairment of investment securities, and estimations of values of collateral and various financial assets and liabilities;
- our ability to maintain compliance with the listing rules of The NASDAQ Stock Market;
- our ability to maintain the value and image of our brand and protect our intellectual property rights;
- volatility in the securities markets;
- disruptions due to flooding, severe weather, or other natural disasters or acts of God;
- acts of war, terrorism, or global military conflict;
- supply chain disruption; and
- the risk factors described in Item 1A of this Annual Report.

All written or oral forward-looking statements attributable to Mid Penn are expressly qualified in their entirety by these cautionary factors.

This Management's Discussion and Analysis of Financial Condition and Results of Operations analyzes the major elements of Mid Penn's Consolidated Financial Statements from the view of management and should be read in conjunction with the Consolidated Financial Statements of the Corporation and Notes thereto and other detailed information appearing elsewhere in this Annual Report on Form 10-K.

The comparability of the results of operations for the year ended 2025 compared to 2024 and 2023, in general, has been materially impacted by the William Penn Acquisition, which closed on April 30, 2025.

Mid Penn is not aware of any current trends, events, uncertainties or any current recommendations by the regulatory authorities which, if they were to be implemented, would have a material effect on Mid Penn's or the Bank's liquidity, capital resources, or operations.

Executive Overview

Mid Penn is a financial holding company incorporated in August 1991 in the Commonwealth of Pennsylvania.

Mid Penn generates the majority of its revenues through net interest income, or the difference between interest earned on loans and investments and interest paid on deposits and borrowings. Growth in net interest income is dependent upon balance sheet growth and maintaining or increasing the net interest margin, which is fully taxable-equivalent basis ("FTE") net interest income as a percentage of average interest-earning assets. The Corporation also generates revenue through fees earned on the various services and products offered to its customers and through gains on sales of assets, such as loans, investments and properties. Offsetting these revenue sources are provisions for credit losses, noninterest expenses and income taxes.

The following table presents a summary of the Corporation's earnings and selected performance ratios:

	December 31,					
(Dollars in thousands)	**2025**		2024		2023	
Net Income	$	**56,248**	$	49,437	$	37,397
Diluted EPS	$	**2.55**	$	2.90	$	2.29
Dividends Declared	$	**0.84**	$	0.80	$	0.80
Return on average assets		**0.93 %**		0.91 %		0.77 %
Return on average equity		**7.70 %**		8.61 %		7.16 %
Net interest margin [1]		**3.56 %**		3.11 %		3.26 %
Nonperforming assets to total assets		**0.50 %**		0.41 %		0.27 %
Net charge-off to average loans		**0.029 %**		0.019 %		0.009 %

(1)   Presented on a FTE basis using a 21% Federal tax rate and statutory interest expense disallowances. See also the "Net Interest Income"

On April 30, 2025, Mid Penn completed the William Penn Acquisition, which added total assets of $726.5 million, including $405.3 million of loans and included the acquisition of 12 branches, further expanding Mid Penn's presence in the Philadelphia region and surrounding counties in Pennsylvania and New Jersey. Mid Penn issued 3,506,795 shares of Mid Penn common stock as consideration for the $103.2 million purchase price. The Corporation also granted replacement awards for 538,447 stock options, with a fair value of $3.1 million to continuing employees of William Penn.

During the second quarter of 2023, Mid Penn completed the Brunswick Acquisition, which added total assets of $390.7 million comprised primarily of $324.5 million of loans. This transaction resulted in the addition of 5 branches in central New Jersey. Mid Penn issued 849,510 shares of its common stock, as well as a net cash payment to Brunswick shareholders of $27.6 million, for total consideration of $45.7 million for all outstanding stock and the cancellation of options of Brunswick.

Summary of Financial Results

- *Net Income Per Share* - Mid Penn's net income available to common shareholders ("earnings") for the year ended December 31, 2025 was $56.2 million or $2.59 per basic and $2.55 per diluted common share, compared to earnings of $49.4 million or $2.90 per basic and diluted common share for the year ended December 31, 2024. The increase in net income was partially offset by a higher weighted-average number of shares outstanding in 2025, which contributed to a lower diluted earnings per share compared to the prior year.

- *Net Interest Income*

  - *Net Interest Margin* - For the year ended December 31, 2025, Mid Penn's FTE net interest margin was 3.56% versus 3.11% for the year ended December 31, 2024. The yield on interest-earning assets increased 11 basis point(s) ("bp") for the year ended December 31, 2025 compared to the year ended December 31, 2024 and the rate on interest-bearing liabilities decreased 42 bp for the year ended December 31, 2025 compared to the year ended December 31, 2024.

  - *Loan Growth* - Total loans, net of unearned income, as of December 31, 2025 were $4.9 billion compared to $4.4 billion as of December 31, 2024, an increase of $419.8 million, or 9.4%. Loan growth was driven primarily by an increase in residential mortgage loans of $215.9 million, an increase in nonowner occupied commercial real estate of $113.0 million, an increase in owner occupied commercial real estate of $94.9 million, an increase in commercial and industrial loans of $14.6 million, and a $6.4 million increase in multifamily loans, partially offset by a $29.9 million decrease in construction loans. Loans from the William Penn Acquisition contributed $405.3 million to this increase.

- ◦ *Deposit Growth* - Total deposits increased $524.7 million, or 11.2%, from $4.7 billion as of December 31, 2024, to $5.2 billion as of December 31, 2025. The growth was driven by an increase of $499.1 million in interest-bearing transaction accounts, an increase of $74.8 million in noninterest-bearing accounts, partially offset by a decrease of $49.2 million in time deposits. Deposits from the William Penn Acquisition contributed $619.8 million to this increase.

- *Asset Quality* - ACL as of December 31, 2025 was $36.1 million, or 0.74% of total loans, as compared to $35.5 million, or 0.80% of total loans as of December 31, 2024.

  - ◦ *Net Charge-offs/Recoveries* - Mid Penn had net loan charge-offs of $1.4 million and $817 thousand for the years ended December 31, 2025 and 2024, respectively.

  - ◦ *Non-performing assets* - Total non-performing assets were $30.8 million as of December 31, 2025, an increase of $8.1 million compared to non-performing assets of $22.7 million as of December 31, 2024. The increase during 2025 was primarily related to the addition of one C&I relationship for $4.7 million offset by the sale of one foreclosed commercial real estate property for $1.4 million. Delinquency, measured as loans past due 30 days or more, including loans on nonaccrual status, was 0.69% of total loans as of December 31, 2025, compared to 0.52% as of December 31, 2024.

  - ◦ *Provision/Benefit for credit losses - Loans* - The provision for credit losses - loans was $1.6 million for the year ended December 31, 2025 compared to $2.1 million for the year ended December 31, 2024. The decrease for the year ended December 31, 2025 was primarily attributable to reduced expected losses driven by updates to the macroeconomic forecast and lower loan balances as a result of an increase in observed prepayment speeds, partially offset by a $2.3 million reserve on non-PCD loans acquired through the William Penn Acquisition.

- *Noninterest Income* - Noninterest income totaled $26.8 million for the year ended December 31, 2025, a $4.3 million, or 19.3%, increase compared to the year ended December 31, 2024. The increase in noninterest income is primarily driven by an $838 thousand increase in earnings from the cash surrender value of life insurance, a $618 thousand increase in fiduciary and wealth management income, a $356 thousand increase in mortgage banking income, and a $2.2 million increase in other noninterest income, driven by a $1.1 million increase in insurance commissions, a $910 thousand increase in loan level swap fees, and a $534 thousand increase in recoveries on loans previously acquired in business combinations, which are recognized in noninterest income, rather than a reduction to the allowance for credit losses, consistent with purchase accounting treatment. This increase also includes a $420 thousand gain on the closing of an investment in a reinsurance entity acquired from another institution, a $307 thousand increase in sales tax refunds received, and $362 thousand in swap cancellation gains tied to eliminated brokered deposits, partially offset by a $2.2 million decrease in death benefits received.

- *Noninterest Expense* - Noninterest expense for the year ended December 31, 2025 totaled $152.3 million, an increase of $34.7 million, or 29.5%, compared to noninterest expense of $117.6 million for the year ended December 31, 2024.

  Salaries and benefits increased $13.9 million for the year ended December 31, 2025, compared to the same period in 2024. The increase is attributable to (i) equity-based compensation expense for stock options and restricted stock awards totaling $3.1 million that were recognized in the year ended December 31, 2025; (ii) the retail staff additions at the twelve retail locations added through the William Penn Acquisition; and (iii) the retention of various William Penn team members through the completion of systems integration, which occurred on June 20, 2025.

  Merger and acquisition expenses increased $11.0 million for the year ended December 31, 2025, which includes $10.1 million of merger related expenses related to the William Penn Acquisition, $713 thousand related to the 1st Colonial acquisition, $172 thousand related to the Cumberland Advisors Acquisition, and $164 thousand related to the Charis Insurance Group acquisition.

  Software licensing and utilization costs increased $3.3 million for the year ended December 31, 2025, compared to the same period in 2024. The increase reflects additional costs to (i) license the additional William Penn branches; and (ii) upgrade internal systems, including network storage, cybersecurity, and data security enhancements in response to the Bank's larger size and increased IT complexity.

Occupancy expenses increased $2.3 million for the year ended December 31, 2025, compared to the same period in 2024. The increase was driven by the facility operating costs of the additional retail locations added through the William Penn acquisition.

- *Borrowings paid down* - During 2025, Mid Penn paid off $318 thousand of long-term debt and redeemed a total of $45.3 million of subordinated debt.

- *Share Repurchases* - Mid Penn repurchased 79,169 shares during 2025 at an average price per share of $28.50 under its share repurchase program.

- *Business Combinations*

  ◦ On May 12, 2025, Mid Penn acquired the insurance business and related accounts of Charis Insurance Group, Inc., which provides business, home and auto insurance throughout central and southern Pennsylvania, for a cash purchase price of $4.0 million.

  ◦ On April 30, 2025, Mid Penn completed its acquisition of William Penn through the merger of William Penn with and into Mid Penn with Mid Penn being the surviving corporation. In connection with this acquisition, William Penn Bank, a wholly owned subsidiary of William Penn, merged with and into Mid Penn Bank, a wholly owned subsidiary of Mid Penn. The merger was an all-stock transaction valued at approximately $103.2 million, based on the Mid Penn common stock closing price of $29.05 on April 30, 2025.

  ◦ On July 31, 2024, Mid Penn acquired the insurance business and related accounts of Commonwealth Benefits Group, a full-service employee benefits firm that serves mid to large employers across central and eastern Pennsylvania, northern Maryland, and northern Virginia, for a purchase price of $2.0 million at closing and an additional $800 thousand potentially payable pursuant to a three-year earnout.

  ◦ On May 19, 2023, Mid Penn completed its acquisition of Brunswick through the merger of Brunswick with and into Mid Penn with Mid Penn being the surviving corporation. In connection with this acquisition, Brunswick Bank, a wholly-owned subsidiary of Brunswick, merged with and into Mid Penn Bank, a wholly-owned subsidiary of Mid Penn.

Critical Accounting Estimates

Mid Penn's Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and conform to general practices within the banking industry. Application of certain principles involves significant judgments and estimates by management that have a material impact on the carrying value of certain assets and liabilities. The judgments and estimates used in applying these principles are based on historical experiences and other factors which are believed to be reasonable under the circumstances. Because of the nature of the judgments and estimates that have been made, actual results could differ from these judgments and estimates, which could have a material impact on the carrying values of assets and liabilities and the reported results of operations.

Management of the Corporation considers the accounting judgments relating to the allowance for credit losses and goodwill impairment to be the accounting area that requires the most subjective and complex judgments.

Allowance for Credit Losses

In accordance with CECL, the ACL, which includes both the ACL - loans and the ACL for OBS credit exposures, is calculated with the objective of maintaining a reserve for current expected credit losses over the remaining expected life of the portfolio. Management's determination of the appropriateness of the reserve is based on continuously monitoring and evaluating the loan portfolio, lending-related commitments, current as well as forecasted economic factors, and other relevant factors. The ACL - loans is an estimate of expected losses inherent within Mid Penn's existing loan portfolio.

The loan loss estimation process involves procedures to appropriately consider the unique characteristics of Mid Penn's loan portfolio segments. When computing allowance levels, credit loss assumptions are estimated using a model that categorizes loan pools based on loss history and other credit trends and risk characteristics, including current conditions and reasonable and supportable forecasts about the future. Evaluations of the portfolio and individual credits are inherently subjective, as they require estimates, assumptions and judgments as to the facts and circumstances of particular situations. Determining the appropriateness of the allowance is complex and requires judgment by Management about the effect of matters that are inherently uncertain. In future periods, evaluations of the overall loan portfolio, in light of the factors and forecasts then prevailing, may result in significant changes in the ACL and credit loss expense.

Mid Penn estimates the ACL using relevant available information, from internal and external sources, relating to past events, current conditions and reasonable and supportable forecasts. Mid Penn uses a third-party software application to calculate the quantitative portion of the ACL using a methodology and assumptions specific to each loan pool. The qualitative portion of the allowance is based on general economic conditions and other internal and external factors affecting Mid Penn as a whole, as well as specific loans. Factors considered include the following: lending process, concentrations of credit, and credit quality. The quantitative and qualitative portions of the allowance are added together to determine the total ACL, which reflects Management's expectations of future conditions based on reasonable and supportable forecasts. As such, the calculation of ACL is inherently subjective and requires management to exercise significant judgment. The CECL estimate, including assumptions related to interest rates, unemployment, and economic growth, is highly sensitive to the economic forecasts used to develop the estimate.

While management uses the best information known to it to make ACL valuations, adjustments to the ACL may be necessary based on changes in economic and other conditions, changes in the composition of the loan portfolio, or changes in accounting guidance. In times of economic slowdown, either local, regional or national, the risk inherent in the loan portfolio could increase resulting in the need for additional provisions to the ACL in future periods. An increase could also be necessitated by an increase in the size of the loan portfolio or in any of its components even though the credit quality of the overall portfolio may be improving.

For further discussion of the methodology used in the determination of the ACL, refer to "Note 1, Summary of Significant Accounting Policies", "Note 3 - Investment Securities", "Note 4 - Loans and Allowance for Credit Losses - Loans" and "Note 18 - Commitments and Contingencies" to the Consolidated Financial Statements. To the extent actual outcomes differ from management estimates, additional provision for credit losses may be required that would adversely impact earnings in future periods.

The allowance for credit losses - loans was $36.1 million as of December 31, 2025, an increase of $577 thousand, or 1.6%, compared to $35.5 million as of December 31, 2024. The increase for the year ended December 31, 2025 was primarily attributable to a $2.3 million reserve on non-PCD loans acquired through the William Penn Acquisition, offset by reduced expected losses driven by updates to the macroeconomic forecast and lower loan balances as a result of an increase in observed prepayment speeds.

Goodwill

Mid Penn evaluates goodwill annually for impairment unless events occur which indicate that impairment is possible, a triggering event. As of December 31, 2025, Mid Penn had goodwill of $136.6 million and Mid Penn's stock continues to trade below book value.

Our annual impairment test was conducted during the fourth quarter of 2025. Goodwill is calculated as a purchase premium using the market participant and peer group control premium approach. Additional factors considered include actual earnings in relation to forecasted earnings, liquidity levels, changes in deposit balances, and credit quality, among others.

No goodwill impairment has been recorded for 2025. Management will continue to monitor internal metrics and macroeconomic trends to determine if there is likelihood of goodwill impairment.

Refer to "Note 1 - Summary of Significant Accounting Policies" and "Note 6 - Goodwill and Intangible Assets" for further details on the Company's goodwill.

Business Combinations

Assets acquired and liabilities assumed in business combinations are measured at fair value as of the acquisition date. In many cases, determining the fair value of the assets acquired and liabilities assumed requires Mid Penn to estimate the timing and amount of cash flows expected to result from these assets and liabilities and to discount these cash flows at appropriate rates of interest, which require the utilization of significant estimates and judgment in accounting for the acquisition.

Refer to "Note 1 - Summary of Significant Accounting Policies" and "Note 2 - Business Combinations" for further details on the Company's business combinations.

Results of Operations

Net Interest Income

Net interest income, Mid Penn's primary source of earnings, represents the difference between interest income received on loans, investments, and overnight funds, and interest expense paid on deposits and short- and long-term borrowings. Net interest income is affected by changes in interest rates and changes in average balances (volume) in the various interest-sensitive assets and liabilities. Interest and average rates in the table below are presented on a fully taxable-equivalent basis ("FTE"). Tax-equivalent adjustments were calculated using a statutory corporate tax rate of 21% for the years ended December 31, 2025, 2024 and 2023. For purposes of calculating loan yields, average loan balances include nonaccrual loans. Loan fees of $5.5 million, $4.8 million and $4.6 million are included with loan interest income in the following table for the years ended December 31, 2025, 2024, and 2023, respectively.

The following table includes average balances, effective interest differential and interest yields for the years ended December 31:

	Average Balances, Income and Interest Rates								
	2025			2024			2023		
(Dollars in thousands)	**Average Balance**	**Interest**	**Yield/ Rate**	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
ASSETS:									
Interest Bearing Balances	$ **23,164**	$ **611**	**2.64%**	$ 30,576	$ 1,127	3.69%	$ 24,270	$ 361	1.49%
Investment Securities:									
Taxable	**646,267**	**21,858**	**3.38**	543,157	15,254	2.81	544,896	15,141	2.78
Tax-exempt	**66,462**	**1,343**	**2.02**	73,834	1,464	1.98	78,163	1,540	2.49
Total Investment Securities	**712,729**	**23,201**	**3.26**	616,991	16,718	2.71	623,059	16,681	2.68
Federal funds sold	**172,035**	**7,331**	**4.26**	36,436	1,928	5.29	7,161	373	5.21
Loans, net of unearned income	**4,709,514**	**292,184**	**6.20**	4,373,922	265,522	6.07	3,868,307	218,060	5.65
Restricted investment in bank stocks	**6,990**	**443**	**6.34**	14,155	1,288	9.10	11,121	864	7.77
Total Interest-earning Assets	**5,624,432**	**323,770**	**5.76**	5,072,080	286,583	5.65	4,533,918	236,339	5.21
Cash and Due from Banks	**46,249**			39,995			49,503		
Other Assets	**361,211**			300,904			299,666		
Total Assets	**$6,031,892**			$5,412,979			$4,883,087		
LIABILITIES & SHAREHOLDERS' EQUITY:									
Interest-bearing Demand	**$1,179,007**	**$20,917**	**1.77%**	$1,001,813	$19,001	1.90%	$ 950,326	$13,893	1.46%
Money market	**1,176,166**	**32,783**	**2.79**	913,360	26,580	2.91	925,973	21,424	2.31
Savings	**306,431**	**249**	**0.08**	275,692	244	0.09	312,053	230	0.07
Time	**1,674,557**	**67,857**	**4.05**	1,541,605	70,495	4.57	1,116,613	43,749	3.92
Total Interest-bearing Deposits	**4,336,161**	**121,806**	**2.81**	3,732,470	116,320	3.12	3,304,965	79,296	2.40
Short-term borrowings	**8,044**	**381**	**4.74**	190,885	10,575	5.54	107,323	7,087	6.60
Long-term debt	**23,358**	**1,030**	**4.41**	27,937	1,321	4.73	45,304	975	2.15
Subordinated debt	**35,881**	**1,458**	**4.06**	46,045	1,696	3.68	49,328	2,008	4.07
Total Interest-bearing Liabilities	**4,403,444**	**124,675**	**2.83**	3,997,337	129,912	3.25	3,506,920	89,366	2.55
Noninterest-bearing Demand	**816,429**			780,538			800,582		
Other Liabilities	**81,958**			62,820			53,530		
Shareholders' Equity	**730,061**			572,284			522,055		
Total Liabilities & Shareholders' Equity	**$6,031,892**			$5,412,979			$4,883,087		
Net Interest Income		**$199,095**			$156,671			$146,973	
Taxable Equivalent Adjustment [1]		**975**			1,018			811	
Net Interest Income (taxable-equivalent basis)		**$200,070**			$157,689			$147,784	
Total Yield on Earning Assets			**5.76%**			5.65%			5.21%
Rate on Supporting Liabilities			**2.83**			3.25			2.55
Average Interest Spread			**2.93**			2.40			2.66
Net Interest Margin [1]			**3.56**			3.11			3.26

(1) Presented on a fully taxable-equivalent basis using a 21% federal tax rate and statutory interest expense disallowances.

The volume analysis of changes in net interest income as of December 31 are as follows:

| (In thousands) | Years Ended December 31, 2025 vs. December 31, 2024 | | | Years ended December 31, 2024 vs. December 31, 2023 | | |
| | Increase (decrease) | | | Increase (decrease) | | |
	Volume	Rate [1]	Net	Volume	Rate [1]	Net
INTEREST INCOME:						
Interest Bearing Balances	$ (273)	$ (243)	$ (516)	$ 94	$ 672	$ 766
Investment Securities:						
Taxable	2,896	3,708	6,604	(48)	161	113
Tax-exempt	(146)	25	(121)	(108)	32	(76)
Total Investment Securities	2,750	3,733	6,483	(156)	193	37
Federal funds sold	7,175	(1,772)	5,403	1,525	30	1,555
Loans, net of unearned income	20,372	6,290	26,662	28,567	18,895	47,462
Restricted investment in bank stocks	(652)	(193)	(845)	236	188	424
Total Interest Income	$ 29,372	$ 7,815	$ 37,187	$ 30,266	$ 19,978	$ 50,244
INTEREST EXPENSE:						
Interest-Bearing Deposits:						
Interest-bearing demand	$ 3,361	$ (1,445)	$ 1,916	$ 752	$ 4,356	$ 5,108
Money market	7,648	(1,445)	6,203	(291)	5,447	5,156
Savings	27	(22)	5	(25)	39	14
Time	6,079	(8,717)	(2,638)	16,660	10,086	26,746
Total Interest-Bearing Deposits	17,115	(11,629)	5,486	17,096	19,928	37,024
Short-term borrowings	(8,660)	(1,534)	(10,194)	4,629	(1,141)	3,488
Long-term debt	(217)	(74)	(291)	(373)	719	346
Subordinated debt	(374)	136	(238)	(134)	(178)	(312)
Total Interest Expense	7,864	(13,101)	(5,237)	21,218	19,328	40,546
NET INTEREST INCOME	$ 21,508	$ 20,916	$ 42,424	$ 9,048	$ 650	$ 9,698

(1) The effect of changing volume and rate, which cannot be segregated, has been allocated entirely to the rate column. Tax-exempt income is shown on a tax equivalent basis using a statutory corporate tax rate of 21% for the years ended December 31, 2025, 2024 and 2023.

For the year ended December 31, 2025, Mid Penn's FTE net interest margin was 3.56% compared to 3.11% for the year ended December 31, 2024 and 3.26% for the year ended December 31, 2023. The increase in net interest margin was primarily a result of a decrease in funding costs, reflecting lower average interest-bearing liabilities, as well as higher yields on interest-earning assets and growth in average interest-earning assets. During 2025, FTE net interest income increased $42.4 million, or 27.1%, compared to 2024. Interest income increased $29.4 million as the result of a $552.4 million, or 10.9%, increase in average interest-earning assets in 2025 compared to 2024, and increased $7.8 million as the result of a 11 bp increase in the yield on interest-earning assets in 2025 compared to 2024.

Average total loans, net, increased $335.6 million, or 7.7%, contributing $20.4 million to the increase in interest income. The yield on average total loans, net, increased from 6.07% for 2024 to 6.20% for 2025. Loan yields increased due to higher rate loan production and portfolio mix shifts, partially offset by the impact of lower market interest rates.

Total average federal funds sold increased $135.6 million, contributing $7.2 million to the increase in FTE interest income, partially offset by a 103 bps decrease in the average yield on federal funds sold, reducing FTE interest income by $1.8 million.

Interest expense decreased by $5.2 million or 4.0% for the year ended December 31, 2025 compared to 2024. The cost of interest-bearing liabilities decreased to 2.83% in 2025 from 3.25% in 2024 and increased from 2.55% in 2023. The rate on total interest-bearing deposits decreased to 2.81% in 2025 from 3.12% in 2024 and increased from 2.40% in 2023. The decrease in the rate from 2024 was primarily a result of the Bank lowering rates in response to the Federal Reserve interest rate cuts in 2025. In addition, average short-term borrowings decreased to $8.0 million from $190.9 million in 2024, which contributed to the $10.2 million decrease in interest expense on short-term borrowings for the year ended December 31, 2025 as compared to 2024.

Although the effective interest rate impact on interest-earning assets and funding sources can be reasonably estimated at current interest rate levels, the interest-bearing product and pricing options selected by customers, and the future mix of the loan, investment, and deposit products in the Bank's portfolios, may significantly change the estimates used in Mid Penn's asset and liability management and related interest rate risk simulation models. In addition, our net interest income may be impacted by further interest rate actions of the Federal Reserve's FOMC.

Provision for Credit Losses - Loans

The provision for credit losses on loans was $1.6 million for the year ended December 31, 2025, a decrease of $546 thousand or 25.5% compared to a provision for credit losses of $2.1 million for the year ended December 31, 2024. The provision for credit losses on loans for the year ended December 31, 2024 decreased $1.2 million, or 34.9%, from the $3.3 million provision for credit losses on loans for the year ended December 31, 2023. The decrease in provision for the year ended December 31, 2025 was primarily attributable to reduced expected losses resulting from updates to the macroeconomic forecast and lower loan balances as a result of an increase in observed prepayment speeds, partially offset by a $2.3 million reserve on non-PCD loans acquired through the William Penn acquisition. The benefit for credit losses on off-balance sheet credit exposures was $301 thousand for the year ended December 31, 2025, compared to a benefit of $628 thousand for the year ended December 31, 2024, and a provision of $404 thousand for the year ended December 31, 2023.

For the year ended December 31, 2025, Mid Penn had net charge-offs of $1.4 million compared to net charge-offs of $817 thousand for the year ended December 31, 2024, and net charge-offs of $332 thousand for the year ended December 31, 2023 . A summary of charge-offs and recoveries of loans and the provision for loan losses is shown in the table below.

The following table represents the analysis of the allowance for credit losses:

(In thousands)	Year ended December 31,		
	2025	2024	2023
Balance, beginning of year	**$ 35,514**	$ 34,187	$ 18,957
Loans charged off:			
Commercial real estate			
CRE Nonowner Occupied	**1,085**	—	—
CRE Owner Occupied	**346**	—	16
Total Commercial real estate	**1,431**	—	16
Commercial and industrial	**294**	819	238
Residential mortgage			
1-4 Family 1st Lien	**—**	7	13
1-4 Family Rental	**—**	2	—
HELOC and Junior Liens	**—**	21	—
Total residential mortgage	**—**	30	13
Consumer	**98**	52	135
Total loans charged off	**$ 1,823**	$ 901	$ 402
Recoveries on loans previously charged off:			
Commercial real estate			
CRE Nonowner Occupied	**$ 305**	$ 2	$ —
CRE Owner Occupied	**—**	4	—
Total commercial real estate	**305**	6	—
Commercial and industrial	**9**	1	—
Residential mortgage			
1-4 Family 1st Lien	**90**	16	7
1-4 Family Rental	**—**	22	31
Total residential mortgage	**90**	38	38
Consumer	**55**	39	32
Total loans recovered	**459**	84	70
Net charge-offs	**1,364**	817	332
Provision for loan losses	**1,598**	2,144	3,295
Impact from the adoption of CECL	**—**	—	11,931
Purchase Credit Deteriorated loans	**343**	—	336
Balance, end of year	**$ 36,091**	$ 35,514	$ 34,187

The following table represents the ratio of net charge-offs (recoveries) to total average loans outstanding:

(Dollars in thousands)

Year ended December 31, 2025	Net charge-offs (Recoveries)	Average Loans outstanding	Ratio of net charge-offs (recoveries) to total average loans outstanding
Commercial real estate			
CRE Nonowner Occupied	$ 780	$ 1,324,775	0.059 %
CRE Owner Occupied	346	695,493	0.050
Multifamily	—	417,003	0.000
Farmland	—	226,556	0.000
Total Commercial Real Estate	1,126	2,663,827	0.042
Commercial and industrial	285	723,848	0.039
Construction			
Residential Construction	—	90,375	0.000
Other Construction	—	311,093	0.000
Total Construction	—	401,468	0.000
Residential mortgage			
1-4 Family 1st Lien	(90)	393,022	(0.023)
1-4 Family Rental	—	395,063	0.000
HELOC and Junior Liens	—	166,393	0.000
Total Residential Mortgage	(90)	954,478	(0.009)
Consumer	43	8,389	0.507
Total Loans	$ 1,364	$ 4,752,010	0.029 %
Year ended December 31, 2024			
Commercial real estate			
CRE Nonowner Occupied	$ (2)	$ 1,204,473	0.000 %
CRE Owner Occupied	(4)	624,542	(0.001)
Multifamily	—	384,374	0.000
Farmland	—	217,667	0.000
Total Commercial Real Estate	(6)	2,431,056	0.000
Commercial and industrial	818	695,730	0.118
Construction			
Residential Construction	—	101,234	0.000
Other Construction	—	349,481	0.000
Total Construction	—	450,715	0.000
Residential mortgage			
1-4 Family 1st Lien	(9)	323,524	(0.003)
1-4 Family Rental	(20)	344,261	(0.006)
HELOC and Junior Liens	21	136,634	0.015
Total Residential Mortgage	(8)	804,419	(0.001)
Consumer	13	7,276	0.179
Total Loans	$ 817	$ 4,389,196	0.019 %

(Dollars in thousands)

Year ended December 31, 2023

Commercial real estate

CRE Nonowner Occupied	$	—	$ 1,111,413	0.000 %
CRE Owner Occupied		16	586,357	0.003
Multifamily		—	261,289	0.000
Farmland		—	199,452	0.000
Total Commercial Real Estate		16	2,158,511	0.001
Commercial and industrial		238	641,264	0.037
Construction				
Residential Construction		—	100,851	0.000
Other Construction		—	378,962	0.000
Total Construction		—	479,813	0.000
Residential mortgage				
1-4 Family 1st Lien		6	342,485	0.002
1-4 Family Rental		(31)	253,606	(0.012)
HELOC and Junior Liens		—	128,912	0.000
Total Residential Mortgage		(25)	725,003	(0.003)
Consumer		103	6,486	1.588
Total Loans	$	332	$ 4,011,077	0.008 %

Noninterest Income

Noninterest income and variance analysis as of December 31:

(Dollars in thousands)	Year Ended December 31,			$ Variance 2025 vs. 2024	% Variance 2025 vs. 2024
	2025	2024	2023		
Income from fiduciary and wealth management activities	$ **5,298**	$ 4,680	$ 5,059	$ 618	13.2 %
ATM debit card interchange income	**3,949**	3,851	4,019	98	2.5
Service charges on deposits	**2,495**	2,176	1,943	319	14.7
Mortgage banking income	**2,832**	2,476	1,353	356	14.4
Mortgage hedging income	**12**	10	324	2	20.0
Net gain on sales of SBA loans	**220**	347	571	(127)	(36.6)
Earnings from cash surrender value of life insurance	**1,979**	1,141	1,112	838	73.4
Net gain on sales of investment activities	**10**	—	—	10	100.0
Other income	**10,047**	7,812	5,627	2,235	28.6
Total Noninterest Income	$ **26,842**	$ 22,493	$ 20,008	$ 4,349	19.3 %

For the year ended December 31, 2025, noninterest income totaled $26.8 million, an increase of $4.3 million or 19.3%, compared to noninterest income of $22.5 million for the year ended December 31, 2024. The increase in noninterest income was primarily driven by an $838 thousand increase in earnings from the cash surrender value of life insurance, a $618 thousand increase in fiduciary and wealth management, a $356 thousand increase in mortgage banking, and a $2.2 million increase in other noninterest income, driven by a $1.1 million increase in insurance commissions, a $910 thousand increase in loan level swap fees, and a $534 thousand in recoveries on loans previously acquired in business combinations. These recoveries are recognized in noninterest income rather than a reduction to the allowance for credit losses, consistent with purchase accounting treatment, as expected credit losses on acquired loans were reflected in fair value adjustments at the acquisition date. This increase also includes a $420 thousand gain on the closing of an investment of a reinsurance entity acquired from another institution, a $307 thousand increase in sales tax refunds received, and $362 thousand in swap cancellation gains tied to eliminated brokered deposits, partially offset by a $2.2 million decrease in death benefits received.

For details on the variances of noninterest income for the year ended December 31, 2024 compared to the year ended December 31, 2023 refer to the "Noninterest Income" section of the MD&A in the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

Noninterest Expense

Noninterest expense and variance analysis as of December 31:

(Dollars in thousands)	Year Ended December 31,			$ Variance 2025 vs. 2024	% Variance 2025 vs. 2024
	2025	2024	2023		
Salaries and employee benefits	$ **78,029**	$ 64,098	$ 59,345	$ **13,931**	**21.7 %**
Software licensing and utilization	**12,562**	9,300	7,927	**3,262**	**35.1**
Occupancy expense, net	**9,905**	7,571	7,349	**2,334**	**30.8**
Equipment expense	**5,025**	4,928	5,121	**97**	**2.0**
Shares tax	**2,776**	2,350	2,713	**426**	**18.1**
Legal and professional fees	**3,881**	4,306	2,945	**(425)**	**(9.9)**
ATM/card processing	**2,682**	2,284	2,108	**398**	**17.4**
Intangible amortization	**3,046**	1,784	1,780	**1,262**	**70.7**
FDIC assessment	**3,452**	4,170	3,500	**(718)**	**(17.2)**
Loss/(gain) on sale or write-down of foreclosed assets, net	**646**	80	(144)	**566**	**707.5**
Merger and acquisition expense	**11,519**	545	5,544	**10,974**	**2013.5**
Post-acquisition restructuring expense	**—**	—	2,952	**—**	**—**
Other expenses	**18,747**	16,200	17,448	**2,547**	**15.7**
Total Noninterest Expense	$ **152,270**	$ 117,616	$ 118,588	$ **34,654**	**29.5 %**

For the year ended December 31, 2025, noninterest expense totaled $152.3 million, an increase of $34.7 million, or 29.5%, compared to noninterest expense of $117.6 million for the year ended December 31, 2024.

Salaries and benefits increased $13.9 million for the year ended December 31, 2025, compared to the same period in 2024. The increase is attributable to (i) equity-based compensation expense for stock options and restricted stock awards totaling $3.1 million that were recognized in the year ended December 31, 2025; (ii) the retail staff additions at the twelve retail locations added through the William Penn acquisition; and (iii) the retention of various William Penn team members through the completion of systems integration, which occurred on June 20, 2025.

Merger and acquisition expenses increased $11.0 million for the year ended December 31, 2025, which includes $10.1 million of merger related expenses related to the William Penn Acquisition, $713 thousand related to the 1st Colonial acquisition, $172 thousand related to the Cumberland Advisors Acquisition, and $164 thousand related to the Charis Insurance Group acquisition.

Software licensing and utilization costs increased $3.3 million for the year ended December 31, 2025, compared to the same period in 2024. The increase reflects additional costs to (i) license the additional William Penn branches; and (ii) upgrade internal systems, including network storage, cybersecurity, and data security enhancements in response to the Bank's larger size and increased IT complexity.

Occupancy expenses increased $2.3 million for the year ended December 31, 2025, compared to the same period in 2024. The increase was driven by the facility operating costs of the additional retail locations added through the William Penn Acquisition.

For details on the variances of noninterest expense for the year ended December 31, 2024 compared to the year ended December 31, 2023 refer to the "Noninterest Expense" section of the MD&A in the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

Income Taxes

The provision for income taxes was $16.1 million during the year ended December 31, 2025, an increase of $5.5 million compared to $10.6 million for the same period in 2024. The provision for income taxes for the year ended December 31, 2025 reflects an effective combined Federal and state tax rate ("ETR") of 22.3%, compared to an ETR of 17.6% for the year ended December 31, 2024. The increase in the effective tax rate in 2025 compared to 2024 was primarily driven by items reflected in the effective tax rate reconciliation table, including a higher unfavorable impact of income from life insurance, and an increase in non-deductible merger and acquisition expenses. Generally, Mid Penn's effective tax rate is below the federal statutory rate due to earnings on tax-exempt loans, investments, and earnings from the cash surrender value of life insurance, as well as the impact of federal income tax credits, including those awarded from Mid Penn's low-income housing investments. The realization of Mid Penn's deferred tax assets is dependent on future earnings. Mid Penn currently anticipates that future earnings will be adequate to fully realize the currently recorded deferred tax assets.

On July 4, 2025, the President signed H.R. 1, the "One Big Beautiful Bill Act," into law. The legislation includes several changes to federal tax law that generally allow for more favorable deductibility of certain business expenses beginning in 2025, including the restoration of immediate expensing of domestic R&D expenditures, reinstatement of 100% bonus depreciation, and more favorable rules for determining the limitation on business interest expense. These changes did not have a material impact on the Company's federal income tax expense or liability for the year ended December 31, 2025. The Company is currently evaluating the impact on future periods.

Financial Condition

Mid Penn's total assets were $6.1 billion as of December 31, 2025, reflecting an increase of $663.0 million, or 12.1%, compared to total assets of $5.5 billion as of December 31, 2024. The increase was primarily driven by an increase in loans as a result of the William Penn Acquisition, an increase in available-for-sale investment securities, and an increase in federal funds sold.

Investment Securities

Mid Penn's investment portfolio is utilized primarily to support overall liquidity and interest rate risk management, to provide collateral supporting pledging requirements for public funds on deposit, and to generate additional interest income within reasonable risk parameters. Mid Penn's investment portfolio includes both held-to-maturity securities and available-for-sale securities.

Mid Penn's portfolio of held-to-maturity ("HTM") securities, recorded at amortized cost, decreased $35.2 million to $347.3 million as of December 31, 2025, as compared to $382.4 million as of December 31, 2024. Mid Penn's total available-for-sale ("AFS") securities portfolio increased $155.8 million from $260.5 million as of December 31, 2024 to $416.3 million as of December 31, 2025.

As of December 31, 2025, the unrealized gain on AFS investment securities resulted in a positive impact to shareholders' equity of $11.9 million (comprised of a gross unrealized gain on securities of $14.1 million, net of deferred income tax). As of December 31, 2024, the unrealized loss on AFS investment securities resulted in a negative impact to shareholders' equity of $1.6 million (comprised of a gross unrealized loss on securities of $2.0 million, net of deferred income tax). Mid Penn does not have any significant concentrations of non-governmental securities within its investment portfolio.

The following table presents the expected maturities of the investment portfolio and the weighted-average yields (calculated based on historical cost and net of tax) as of December 31, 2025:

					Maturing					
(Dollars in thousands)	One Year and Less		After One Year thru Five Years		After Five Years Thru Ten Years		After Ten Years		Total	
As of December 31, 2025	Amount	Weighted-Average Yield	Amount	Weighted-Average Yield	Amount	Weighted-Average Yield	Amount	Weighted-Average Yield	Amount	Weighted-Average Yield
Available-for-sale securities, at fair value:										
U.S. Treasury and U.S. government agencies	$ —	— %	$ 14,693	2.38 %	$ 4,373	3.09 %	$ —	— %	$19,066	2.53 %
Mortgage-backed U.S. government agencies	—	—	—	—	7,789	3.02	345,608	4.56	353,397	4.45
State and political subdivision obligations	—	—	—	—	3,158	2.50	676	2.23	3,834	2.44
Corporate debt securities	2,945	2.25	8,807	6.21	28,265	5.39	—	—	40,017	5.01
	$ 2,945	2.25 %	$ 23,500	3.81 %	$ 43,585	4.52 %	$346,284	4.55 %	$416,314	4.41 %
Held-to-maturity securities, at amortized cost:										
U.S. Treasury and U.S. government agencies	$ 21,497	1.66%	$102,727	1.92%	$107,756	2.11%	$ —	—%	$231,980	1.99%
Mortgage-backed U.S. government agencies	4	3.96	1,698	2.98	3,769	2.73	26,947	1.96	32,418	2.13
State and political subdivision obligations	7,973	2.61	33,620	2.37	14,927	2.40	10,921	2.63	67,441	2.44
Corporate debt securities	2,000	2.25	4,446	4.26	9,000	3.04	—	—	15,446	3.77
	$ 31,474	1.94 %	$142,491	2.11 %	$135,452	2.22 %	$ 37,868	2.15 %	$347,285	2.20 %

Loans, net of unearned income

Total loans, net of unearned income, as of December 31, 2025 were $4.9 billion compared to $4.4 billion as of December 31, 2024. The growth of $419.8 million, or 9.4%, since December 31, 2024 was primarily the result of the addition of loans from the William Penn Acquisition of $405.3 million.

The following table presents the ending balance of loans outstanding, by type, as of December 31:

(Dollars in thousands)	2025 Balance	% of Total Loans	2024 Balance	% of Total Loans	Change in Balance $	Change in Balance %
Commercial real estate						
CRE Nonowner Occupied	$ 1,364,040	28.1 %	$ 1,251,010	28.1 %	$ 113,030	9.0 %
CRE Owner Occupied	718,864	14.7	624,007	14.0	94,857	15.2
Multifamily	419,267	8.6	412,900	9.3	6,367	1.5
Farmland	227,816	4.7	224,709	5.1	3,107	1.4
Total Commercial Real Estate	2,729,987	56.1	2,512,626	56.5	217,361	8.7
Commercial and industrial	720,031	14.8	705,392	15.9	14,639	2.1
Construction						
Residential Construction	85,299	1.8	99,399	2.2	(14,100)	(14.2)
Other Construction	310,390	6.3	326,171	7.3	(15,781)	(4.8)
Total Construction	395,689	8.1	425,570	9.5	(29,881)	(7.0)
Residential Mortgage						
1-4 Family 1st Lien	417,421	8.6	313,592	7.1	103,829	33.1
1-4 Family Rental	410,965	8.5	336,636	7.6	74,329	22.1
HELOC and Junior Liens	178,116	3.7	140,392	3.2	37,724	26.9
Total Residential Mortgage	1,006,502	20.8	790,620	17.9	215,882	27.3
Consumer	10,629	0.2	8,862	0.2	1,767	19.9
	$ 4,862,838	100.0 %	$ 4,443,070	100.0 %	$ 419,768	9.4 %

The majority of the Bank's loan portfolio is to businesses and individuals located within the Bank's primary market area, which consists principally of central and southeastern Pennsylvania, along with select counties in New Jersey. Commercial real estate, construction, and land development loans are collateralized mainly by mortgages on the income-producing real estate or land involved. Commercial, industrial, and agricultural loans are primarily made to business entities and may be secured by business assets, including commercial real estate, or may be unsecured. Residential real estate loans are secured by liens on the residential property. Consumer loans include installment loans, lines of credit and home equity loans. The Bank has no significant concentration of credit to any one borrower. The Bank's highest concentration of credit by loan type is in commercial real estate.

Credit risk is managed through portfolio diversification, underwriting policies and procedures, and loan monitoring practices. Lenders are provided with detailed underwriting policies for all types of credit risks accepted by the Bank and must obtain appropriate internal approvals for credit extensions. The Bank also maintains strict documentation requirements and robust credit quality assurance practices to identify credit portfolio weaknesses as early as possible, so any exposures that are discovered might be mitigated or potential losses reduced. Most of the Bank's loans are secured by real estate, and the value of this collateral is dependent on and subject to change based on real estate market conditions within its market area.

The following table represents the Commercial Real Estate portfolio by property type along with the weighted-average loan to value as of December 31:

(Dollars in thousands)	December 31, 2025			December 31, 2024		
Commercial Real Estate	Balance	% of portfolio	Weighted-Average LTV [2]	Balance	% of portfolio	Weighted-Average LTV [2]
Owner Occupied [1]	$ 718,864	26.3 %	N/A	$ 624,007	24.8 %	N/A
Farmland [1]	227,816	8.3	N/A	224,709	8.9	N/A
Multifamily	419,267	15.5	53.3	412,900	16.4	63.8
Non Owner Occupied						
Retail	429,095	15.7	50.4	426,171	17.0	60.3
Office	289,650	10.6	61.4	296,468	11.8	63.2
Industrial	177,822	6.5	48.0	161,683	6.4	53.2
Hospitality	158,667	5.8	47.1	152,060	6.1	51.2
Flex	46,432	1.7	47.2	44,187	1.8	44.2
Mobile Home Park	18,763	0.7	56.4	17,748	0.7	67.7
Health Care	11,870	0.4	52.8	14,511	0.6	55.3
Other Property Types	231,741	8.5	54.7	138,182	5.5	64.1
Total Commercial Real Estate	$ 2,729,987	100.0%	52.9 %	$2,512,626	100.0%	59.9 %

(1) LTV not available for Owner Occupied and Farmland properties
(2) Weighted-average Loan to Value is calculated based on estimated current market values of the properties

Maturity distribution by contractual maturity date and rate sensitivity information related to the loan portfolio is reflected in the table below:

(In thousands)

As of December 31, 2025	One Year and Less	One to Five Years	Five to Fifteen Years	Over Fifteen Years	Total
Commercial real estate					
CRE Nonowner Occupied	$ 147,044	$ 433,838	$ 470,697	$ 312,461	$ 1,364,040
CRE Owner Occupied	19,358	120,239	322,590	256,677	718,864
Multifamily	97,982	121,613	96,372	103,300	419,267
Farmland	519	10,124	66,249	150,924	227,816
Total Commercial real estate	264,903	685,814	955,908	823,362	2,729,987
Commercial and industrial	38,299	304,319	130,046	247,367	720,031
Construction					
Residential Construction	48,524	18,682	14,372	3,721	85,299
Other Construction	159,847	101,342	33,421	15,780	310,390
Total Construction	208,371	120,024	47,793	19,501	395,689
Residential mortgage					
1-4 Family 1st Lien	5,517	29,730	93,305	288,869	417,421
1-4 Family Rental	38,911	29,180	145,216	197,658	410,965
HELOC and Junior Liens	6,118	14,339	38,605	119,054	178,116
Total Residential Mortgage	50,546	73,249	277,126	605,581	1,006,502
Consumer	4,714	1,492	1,411	3,012	10,629
Total loans held in portfolio	$ 566,833	$ 1,184,898	$ 1,412,284	$ 1,698,823	$ 4,862,838

Fixed interest rates:

Commercial real estate					
CRE Nonowner Occupied	$ 92,770	$ 192,984	$ 55,778	$ 8,782	$ 350,314
CRE Owner Occupied	11,884	74,306	26,403	3,141	115,734
Multifamily	52,441	50,057	7,638	—	110,136
Farmland	518	7,907	4,748	—	13,173
Total Commercial real estate	157,613	325,254	94,567	11,923	589,357
Commercial and industrial	3,536	183,508	25,660	6,886	219,590
Construction					
Residential Construction	8,918	6,285	—	3,200	18,403
Other Construction	16,008	20,013	1,054	1,108	38,183
Total Construction	24,926	26,298	1,054	4,308	56,586
Residential mortgage					
1-4 Family 1st Lien	4,246	19,286	70,932	218,716	313,180
1-4 Family Rental	33,300	20,045	14,510	10,052	77,907
HELOC and Junior Liens	1,490	6,914	25,902	3,273	37,579
Total Residential Mortgage	39,036	46,245	111,344	232,041	428,666
Consumer	2,652	1,485	1,266	932	6,335
Total fixed interest rates	$ 227,763	$ 582,790	$ 233,891	$ 256,090	$ 1,300,534

Floating interest rates:

Commercial real estate					
CRE Nonowner Occupied	$ 54,274	$ 240,854	$ 414,919	$ 303,679	$ 1,013,726
CRE Owner Occupied	7,474	45,933	296,187	253,536	603,130
Multifamily	45,541	71,556	88,734	103,300	309,131
Farmland	1	2,217	61,501	150,924	214,643
Total Commercial real estate	107,290	360,560	861,341	811,439	2,140,630
Commercial and industrial	34,763	120,811	104,386	240,481	500,441
Construction					
Residential Construction	39,606	12,397	14,372	521	66,896
Other Construction	143,839	81,329	32,367	14,672	272,207
Total Construction	183,445	93,726	46,739	15,193	339,103
Residential mortgage					
1-4 Family 1st Lien	1,271	10,444	22,373	70,153	104,241
1-4 Family Rental	5,611	9,135	130,706	187,606	333,058
HELOC and Junior Liens	4,628	7,425	12,703	115,781	140,537
Total Residential Mortgage	11,510	27,004	165,782	373,540	577,836
Consumer	2,062	7	145	2,080	4,294
Total floating interest rates	339,070	602,108	1,178,393	1,442,733	3,562,304
Total fixed and floating interest rates	$ 566,833	$ 1,184,898	$ 1,412,284	$ 1,698,823	$ 4,862,838

Credit Quality, Credit Risk, and Allowance for Credit Losses

Mid Penn's ACL methodology for loans is based upon guidance within FASB ASC Subtopic 326-20, "Financial Instruments – Credit Losses – Measured at Amortized Cost," as well as regulatory guidance from the FDIC, the Bank's primary federal regulator. The ACL is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. Credit quality within the loan portfolio is continuously monitored by management and is reflected within the ACL for loans. The ACL is an estimate of expected losses inherent within Mid Penn's existing loan portfolio. The ACL is adjusted through the provision for credit losses and reduced by the charge off of loan amounts, net of recoveries.

The loan loss estimation process involves procedures to appropriately consider the unique characteristics of Mid Penn's loan portfolio segments. When computing allowance levels, credit loss assumptions are estimated using a model that categorizes loan pools based on loss history, delinquency status and other credit trends and risk characteristics, including current conditions and reasonable and supportable forecasts about the future. Evaluations of the portfolio and individual credits are inherently subjective, as they require estimates, assumptions and judgments as to the facts and circumstances of particular situations. Determining the appropriateness of the allowance is complex and requires judgment by management about the effect of matters that are inherently uncertain. In future periods, evaluations of the overall loan portfolio, in light of the factors and forecasts then prevailing, may result in significant changes in the allowance and credit loss expense.

The following table represents the allowance for credit loss as a percentage of total loans:

(Dollars in thousands)

As of December 31, 2025	Total ACL - Loans		Total Loans	% of Total Loans Outstanding	Allowance as a % of Loan Category
Commercial real estate					
CRE Nonowner Occupied	$	9,917	$ 1,364,040	28.0 %	0.7 %
CRE Owner Occupied		6,095	718,864	14.7	0.8
Multifamily		1,443	419,267	8.6	0.3
Farmland		2,118	227,816	4.7	0.9
Total Commercial real estate		19,573	2,729,987	56.0	0.7
Commercial and industrial		9,259	720,031	14.8	1.3
Construction					
Residential Construction		477	85,299	1.8	0.6
Other Construction		1,464	310,390	6.4	0.5
Total Construction		1,941	395,689	8.2	0.5
Residential mortgage					
1-4 Family 1st Lien		2,434	417,421	8.6	0.6
1-4 Family Rental		2,295	410,965	8.5	0.6
HELOC and Junior Liens		559	178,116	3.7	0.3
Total Residential mortgage		5,288	1,006,502	20.8	0.5
Consumer		30	10,629	0.2	0.3
Total	$	36,091	$ 4,862,838	100.0 %	0.7 %

For more information regarding Mid Penn's ACL methodology and the quantitative and qualitative factors included in the calculation, please see "Note 4 – Loans and Allowance for Credit Losses – Loans" included in Part I. Item 8. – Financial Statements of this Annual Report on Form 10-K..

The following table represents non-performing assets as of:

(Dollars in thousands)	December 31,		
	2025	2024	2023
Nonperforming Assets:			
Total nonaccrual loans	$ **22,951**	$ 22,610	$ 14,216
Foreclosed real estate	**7,806**	44	293
Total nonperforming assets	**30,757**	22,654	14,509
Accruing loans 90 days or more past due	—	—	—
Total risk elements	$ **30,757**	$ 22,654	$ 14,509
Nonaccrual loans as a percentage of total loans outstanding	**0.47 %**	0.51 %	0.33 %
Nonperforming assets as a percentage of total loans outstanding and foreclosed real estate	**0.63%**	0.51%	0.34%
Allowance for credit losses as a percentage of total loans	**0.74%**	0.80%	0.80%
Ratio of ACL-loans to nonperforming loans	**157.25%**	157.07%	240.48%

Total nonperforming assets were $30.8 million as of December 31, 2025, an increase compared to nonperforming assets of $22.7 million as of December 31, 2024. The increase during the year ended December 31, 2025 was primarily related to four commercial real estate and two commercial and industrial loans with a combined balance of $9.0 million that were placed on nonaccrual status during 2025. This increase was partially offset by the sale of one foreclosed commercial real estate property of $1.4 million in the fourth quarter of 2025. Delinquency, measured as loans past due 30 days or more, including loans on nonaccrual status, was 0.69% of total loans as of December 31, 2025, compared to 0.52% and 0.49% as of December 31, 2024 and December 31, 2023, respectively.

Deposits and Other Funding Sources

Mid Penn's primary source of funds is retail deposits from businesses, public funds depositors, and consumers in its market area. For the year ended December 31, 2025, deposits totaled $5.2 billion, an increase of $524.7 million, or 11.2%, compared to $4.7 billion as of December 31, 2024.

Average balances and average interest rates applicable to deposits by major classification for the years ended December 31:

(Dollars in thousands)	2025		2024		Change	
	Balance	**Rate**	Balance	Rate	$	%
Noninterest-bearing demand deposits	$ **816,429**	**0.00 %**	$ 780,538	0.00 %	$ 35,891	4.60 %
Interest-bearing demand deposits	**1,179,007**	**1.77**	1,001,813	1.90	177,194	17.69
Money market	**1,176,166**	**2.79**	913,360	2.91	262,806	28.77
Savings	**306,431**	**0.08**	275,692	0.09	30,739	11.15
Time	**1,674,557**	**4.05**	1,541,605	4.57	132,952	8.62
	$ 5,152,590	**2.36 %**	$ 4,513,008	2.58 %	$ 639,582	14.17 %

Uninsured deposits represent deposit balances in excess of FDIC insurance limits, based on ownership category. As of December 31, 2025, uninsured deposits were $1.0 billion, or 19.2% of total deposits, compared to $1.4 billion, or 30.1% of total deposits, as of December 31, 2024.

The maturities of the uninsured time deposits as of December 31, 2025 were as follows:

(In thousands)		2025
Three months or less	$	157,634
Over three months to six months		96,752
Over six months to twelve months		108,942
Over twelve months		14,636
	$	377,964

Short-term borrowings as of December 31, 2025 totaled $20.8 million, compared to $2.0 million as of December 31, 2024, and consisted of $20.8 million of FHLB overnight borrowings. As of December 31, 2025, the Bank had long-term debt outstanding in the amount of $23.1 million compared to $23.6 million as of December 31, 2024.

Subordinated debt and trust preferred securities was zero as of December 31, 2025 compared to $45.7 million as of December 31, 2024. In June 2025, Mid Penn redeemed $15 million of subordinated debt issued in March of 2020. In October 2025, Mid Penn redeemed $25 million of subordinated debt issued in November of 2021. In December 2025, Mid Penn redeemed $12.2 million of subordinated debt issued in December of 2020. There were no redemptions of subordinated debt in 2024. See "Note 11 - Subordinated Debt″, within Item 8, Notes to Consolidated Financial Statements.

Shareholders' Equity and Capital

Shareholders' equity, or capital, is evaluated in relation to total assets and the risk associated with those assets. The detailed computation of Mid Penn's regulatory capital ratios can be found in "Note 17 - Regulatory Matters″, within Item 8, Notes to Consolidated Financial Statements. The greater the Corporation's capital resources, the more likely it is to meet its cash obligations and absorb unforeseen losses. Capital management practices have been, and will continue to be, of paramount importance to the Corporation in support of both its regulatory capital requirements and its shareholders.

Shareholders' equity increased $159.0 million, or 24.3%, to $814.1 million as of December 31, 2025 from $655.0 million as of December 31, 2024, primarily as a result of the acquisition of William Penn in April 2025 and net income, partially offset by dividends declared of $18.2 million and share repurchases totaling $2.3 million.

Mid Penn maintained regulatory capital levels, leverage ratios, and risk-based capital ratios as of December 31, 2025 and 2024, as follows:

	December 31, 2025	December 31, 2024	Regulatory Minimum for Capital Adequacy
Tier I Leverage Capital (to Average Assets)	11.02 %	9.98 %	4.00 %
Common Equity Tier I (to Risk-Weighted Assets)	13.55	12.09	7.00
Tier I Risk-Based Capital (to Risk-Weighted Assets)	13.55	12.09	8.50
Total Risk-Based Capital (to Risk-Weighted Assets)	14.32 %	13.98 %	10.50 %

As of December 31, 2025 and December 31, 2024, Mid Penn and the Bank met all capital adequacy requirements, and the Bank was considered "well-capitalized". However, future changes in regulations could increase capital requirements and may have an adverse effect on capital resources.

Liquidity

Mid Penn's objective is to maintain adequate liquidity to meet funding needs at a reasonable cost and to provide contingency plans to meet unanticipated funding needs or a loss of funding sources, while minimizing interest rate risk. Adequate liquidity provides resources for credit needs of borrowers, for depositor withdrawals, and for funding corporate operations. Sources of liquidity are as follows:

- a growing core deposit base;
- proceeds from the sale or maturity of investment securities;
- payments received on loans and mortgage-backed securities;
- overnight correspondent bank borrowings on various credit lines; and
- borrowing capacity available from the FHLB and the Federal Reserve Discount Window available to Mid Penn.

Mid Penn believes its core deposits are generally stable even in periods of changing interest rates. Liquidity is measured and monitored daily, allowing management to better understand and react to balance sheet trends. These measurements indicate that liquidity generally remains stable and exceeds our minimum defined levels of adequacy. Other than the trends of continued competitive pressures and volatile interest rates, and the uncertain impact of the current inflationary environment, there are no known demands, commitments, events, or uncertainties that will result in, or that are reasonably likely to result in, liquidity increasing or decreasing in any material way.

On at least a quarterly basis, a comprehensive liquidity analysis is reviewed by the Asset Liability Committee and Board of Directors. The analysis provides a summary of the current liquidity measurements, projections, and future liquidity positions given various levels of liquidity stress. Management also maintains a detailed Contingency Funding Plan designed to respond to overall stress in the financial condition of the banking industry or a prospective liquidity problem specific to Mid Penn.

The Consolidated Statements of Cash Flows provide additional information. Mid Penn's operating activities during the year ended December 31, 2025 provided $80.0 million of cash, mainly due to net income. Cash provided by investing activities during the year ended December 31, 2025 was $83.2 million, mainly the result of net cash received from acquisitions, and proceeds from the maturity or call of investment securities, offset by purchases of available-for-sale securities. Cash used in financing activities during the year ended December 31, 2025 totaled $134.8 million, primarily the result of a decrease in net deposits and the redemption of subordinated debt.

Contractual Obligations

Mid Penn has substantial aggregate contractual obligations to make future cash payments as of December 31, 2025 as outlined below:

		Payments Due by Period			
(In thousands)	**Total**	**One Year or Less**	**One to Three Years**	**Three to Five Years**	**More than Five Years**
Operating lease obligations	$ 17,149	$ 4,075	$ 6,363	$ 3,916	$ 2,795
Finance lease obligation	3,732	260	520	555	2,397
Certificates of deposit	1,617,593	1,445,142	151,911	15,836	4,704
Long-term debt	20,223	1	20,222	—	—
	$ 1,658,697	$ 1,449,478	$ 179,016	$ 20,307	$ 9,896

Details on expected maturities of investments, loans and deposits are presented in the above sections of Management's Discussion and Analysis. We are not aware of any other commitments or contingent liabilities which may have a material adverse impact on Mid Penn's liquidity or capital resources.

Effects of Inflation

A bank's asset and liability structure is substantially different from that of an industrial company in that virtually all assets and liabilities of a bank are monetary in nature. Management believes the impact of inflation on its financial results depends principally upon Mid Penn's ability to measure its sensitivity to changes in interest rates and to take appropriate actions, as needed or controllable by the Bank, to mitigate the impacts of inflation on performance. Interest rates do not necessarily move in the same direction or at the same magnitude as the prices of other goods and services. As discussed previously, management seeks to manage the relationship between interest sensitive assets and liabilities to protect against wide interest rate fluctuations, including those resulting from inflation.

Information included elsewhere in this report will assist in the understanding of how Mid Penn is positioned to react to changing interest rates and inflationary trends. In particular, the previously discussed risk factors, the composition of and yields on loans and investments, and the composition and costs of deposits and other interest-bearing liabilities, should be considered.

Off-Balance Sheet Risk

Mid Penn makes contractual commitments to extend credit and extends lines of credit, which are subject to Mid Penn's credit approval and monitoring procedures. As of December 31, 2025, commitments to extend credit amounted to $1.4 billion compared to $1.2 billion as of December 31, 2024.

Mid Penn also issues standby letters of credit to its customers. The risk associated with standby letters of credit is essentially the same as the credit risk involved in loan extensions to customers. Standby letters of credit increased to $66.5 million as of December 31, 2025, from $64.3 million as of December 31, 2024.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a financial institution, Mid Penn's primary source of market risk is interest rate risk. Interest rate risk is the exposure to fluctuations in Mid Penn's future earnings (earnings at risk) resulting from changes in interest rates. This exposure or sensitivity is a function of the repricing characteristics of Mid Penn's portfolio of assets and liabilities. Each asset and liability reprices either at maturity or during the life of the instrument. Interest rate sensitivity is measured as the difference between the volume of assets and liabilities that are subject to repricing in a future period of time.

The principal purpose of asset-liability management is to maximize current and future net interest income within acceptable levels of interest rate risk while satisfying liquidity and capital requirements. Net interest income is increased by increasing the net interest margin and by volume growth. Thus, the goal of interest rate risk management is to maintain a balance between risk and reward such that net interest income is maximized while risk is maintained at an acceptable level.

Mid Penn utilizes an asset-liability management model to measure the impact of interest rate movements on its interest rate sensitivity position. Mid Penn's management also reviews the traditional maturity gap analysis regularly. Mid Penn does not always attempt to achieve an exact match between interest sensitive assets and liabilities because it believes that an actively managed amount of interest rate risk is inherent and appropriate in the management of Mid Penn's profitability.

Modeling techniques and simulation analysis involve assumptions and estimates that inherently cannot be measured with complete precision. Key assumptions in the analyses include maturity and repricing characteristics of assets and liabilities, prepayments on amortizing assets, non-maturing deposit sensitivity, and loan and deposit pricing. These assumptions are inherently uncertain due to the timing, magnitude and frequency of rate changes and changes in market conditions and management strategies, among other factors. However, the analyses are useful in quantifying risk and provide a relative gauge of Mid Penn's interest rate risk position over time.

Management reviews interest rate risk on a quarterly basis. This analysis includes earnings scenarios whereby interest rates are increased by 100, 200, 300, and 400 bp and decreased by 100, 200, 300, and 400 bp. These scenarios, detailed in the table below, indicate that Mid Penn would experience enhanced net interest income over a one-year time frame due to upward interest rate changes, while a reduction in interest rates would result in a decline in net interest income over a one-year time frame; however, actual results could vary significantly from the calculations prepared by management. As of December 31, 2025, all interest rate risk levels according to the model were within the tolerance limits of the Board-approved policy.

The following table reflects the effect of hypothetical changes in interest rates:

Change in Basis Points	% Change in Net Interest Income		Policy Risk Limit
	December 31, 2025	December 31, 2024	
400	9.7%	9.0%	≥ -25%
300	7.3%	6.8%	≥ -20%
200	4.9%	4.6%	≥ -15%
100	2.4%	2.4%	≥ -10%
(100)	(2.7)%	(2.3)%	≥ -10%
(200)	(5.3)%	(4.7)%	≥ -15%
(300)	(7.3)%	(7.2)%	≥ -20%
(400)	(8.4)%	(8.2)%	≥ -25%

MID PENN BANCORP, INC.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following audited financial statements are set forth in this Annual Report on Form 10-K on the following pages:

MID PENN BANCORP, INC.

Management Report on Internal Controls Over Financial Reporting

The Corporation carried out an evaluation, under the supervision and with the participation of the Corporation's management, including the Corporation's Chief Executive Officer and Chief Financial Officer, of the effectiveness of its disclosure controls and procedures, as defined in SEC Rules 13a-15(e) and 15d-15(e). Based upon the evaluation, the Corporation's Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2025, the Corporation's disclosure controls and procedures are effective. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Corporation's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

The management of the Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. The Corporation's internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2025, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework (2013)*. Based on this assessment, management concluded that, as of December 31, 2025, the Corporation's internal control over financial reporting is effective based on those criteria.

The effectiveness of the Corporation's internal control over financial reporting has been audited by RSM US LLP, an independent registered public accounting firm, as stated in their report which is included herein.

/s/ Rory G. Ritrievi	/s/ Justin T. Webb
Rory G. Ritrievi	Justin T. Webb
President and	Chief Financial Officer
Chief Executive Officer	March 12, 2026
March 12, 2026	

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Mid Penn Bancorp, Inc. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Mid Penn Bancorp, Inc. and Subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013, and our report dated March 12, 2026, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Credit Losses on Loans – Adjustments to Historical Losses

As described in Note 1 and Note 4 of the financial statements, the Company's allowance for credit losses (ACL) on loans is established through a provision for credit losses on loans and represents management's estimate of all expected credit losses over the expected contractual life of the Company's loan portfolio. The methodology for estimating the amount of expected credit losses reported in the ACL on loans has two basic components: a collective, or pooled, component for estimated expected credit losses for pools of loans that share similar risk characteristics, and an asset-specific component involving individual loans that do not share risk characteristics with other loans and the measurement of expected credit losses for such individual loans. In estimating the ACL on loans for the collective component, loans are segregated into loan pools based on loan purpose codes and similar risk characteristics. The ACL on loans as of December 31, 2025 was $36.1 million, which consists of an ACL on loans collectively evaluated for credit losses of $34.0 million and an ACL on loans individually evaluated for credit losses of $2.1 million.

The Company estimates the collective ACL on loans utilizing a discounted cash flow (DCF) methodology applied to portfolio segments and their loan pools segregated by similar risk characteristics. The Company's DCF methodology adjusts loan level contractual cash flows for probability of default and loss given default and prepayment and curtailment rate assumptions to calculate expected future cash flows. A correlation between the selected macroeconomic indicators of national unemployment rate and GDP and historic loss levels, adjusted to include representative peer group loss experience, was developed to predict loss expectations based on current economic conditions and a reasonable and supportable forecast period. At the end of the reasonable and supportable forecast period, the Company reverts to the long-term mean of the macroeconomic indicator. For the December 31, 2025 ACL on loans, the Company determined that reasonable and supportable forecasts could be made for a 12-month period and used a reversion period of four quarters reverting to the historical mean on a straight-line basis. The Company also calculates a qualitative portion of the ACL, which is based on general economic conditions and other internal and external factors affecting the Company's loan portfolio. At December 31, 2025, qualitative factors considered for the ACL on loans included concentrations of credit, lending process, and peer group divergence.

We identified the adjustments to historical losses, both as it relates to the economic forecast selection and the qualitative factors, within the Company's ACL on loans calculation as a critical audit matter as auditing the underlying adjustments required significant auditor judgment in the evaluation of the Company's assumptions.

Our audit procedures related to the Company's adjustments to historical loss information component of the ACL on loans included the following, among others:

- We obtained an understanding of the relevant controls related to the ACL on loans and tested such controls for design and operating effectiveness, including controls relating to management's review and approval of the ACL on loans calculation, management's assessment and review of the adjustments to historical loss information component of the ACL on loans for current conditions and forecasted scenarios and management's validation of underlying source data.
- We tested management's calculation of adjustments to historical loss information within the ACL on loans calculation by:
  ◦ Agreeing calculation inputs to the Company's internal and external source data, including for current and forecasted conditions;
  ◦ Verifying the mathematical accuracy of the calculation of adjustments to historical loss information; and
  ◦ Evaluating whether adjustments to historical loss information within the ACL on loans, or lack thereof, were reasonable and consistent with Company provided internal data and external independent data, including data related to current and forecasted periods.
- We assessed the reasonableness of management's calculated changes in adjustments to historical loss information within the ACL on loans calculation by:
  ◦ Evaluating the magnitude and directional consistency of changes, or lack thereof, in the level of adjustments to historical loss information between periods; and
  ◦ Evaluating whether management's conclusions were reasonable and consistent with Company provided internal data and external independent data, including data related to current and forecasted periods.
- We agreed management's calculated adjustments to historical loss information to the ACL on loans calculation.

Goodwill Impairment – Fair Value of Reporting Unit
As described in Note 1 and Note 6 of the financial statements, the Company's goodwill balance was $136.6 million as of December 31, 2025. Goodwill is tested annually for impairment, or at interim periods if certain events occur which may indicate the fair value of the reporting unit has fallen below its carrying amount, by comparing the estimated fair value of Company's single reporting unit to its carrying value. The Company estimates the fair value of its single reporting unit through multiple valuation techniques, including a public company market change of control approach and a peer group change of control approach. Significant judgment is required to estimate the fair value of the Company's single reporting unit including the evaluation of current market data as well as the selection of a control premium.

We identified the Company's annual goodwill impairment test as a critical audit matter due to the complexity of the analysis and certain significant assumptions made by management in estimating the fair value of the Company's reporting unit such as the determination of a reasonable control premium and the identification of peer public companies. Auditing management's assumptions required a high degree of auditor judgment, subjectivity, and increased audit effort, including the use of internal valuation specialists, due to the impact these assumptions could have on the accounting estimate.

Our audit procedures related to the Company's annual goodwill impairment test included the following, among others:

- We obtained an understanding of the relevant controls related to management's annual test of goodwill for impairment and tested such controls for design and operating effectiveness, including controls over management's preparation of the significant assumptions such as the control premium.
- We tested the completeness and accuracy of the underlying data used by management in the fair value estimate by agreeing Company financial data to internal Company records.
- We utilized internal valuation specialists who assisted in the following, among others:
  - Evaluating the completeness and accuracy of the market data used in management's calculation of the control premium by comparing such market data to independently sourced information.
  - Evaluating the comparability of the Company to the peer public companies identified by management through consideration of size, location, and recent results of operations, among other factors.
  - Evaluating the appropriateness of the valuation models used in management's analysis and comparing management's selected control premium to publicly available market data.

Business Combination – Valuation of the Acquired non-PCD Loan Portfolio

As described in Note 1 and Note 2 to the financial statements, on April 30, 2025, the Company completed its acquisition of William Penn Bancorporation (William Penn). The Company recorded $6.9 million of goodwill as a result of the acquisition, which represents the excess of the purchase price over the fair value of net assets acquired using the acquisition method of accounting. As part of the acquisition, the Company acquired $405.3 million in loans. Acquired loans are initially recorded at their acquisition-date fair values. The Company prepared loan fair value adjustments that it believed a market participant might employ in estimating the fair value for the acquired loan portfolio. This analysis was performed for loans with signs of credit deterioration (purchased credit deteriorated (PCD) loans) as well as those without signs of credit deterioration (non-PCD loans). The acquired non-PCD loan portfolio was recorded at an estimated fair value of $355.5 million at the acquisition date without carryover of William Penn's previously established ACL on loans. Fair values are determined using discounted cash flow methodologies and valuation techniques that incorporate projected cash flows, estimated credit losses, prepayment assumptions, market interest rates, and other market-based inputs. Projected cash flows are developed using contractual terms adjusted for expected prepayments and credit losses and are discounted using rates that reflect current market conditions and the risk characteristics of the assets.

We identified the fair value of acquired non-PCD loans as a critical audit matter, because of the judgments necessary to determine the fair value of the loans, the high degree of auditor judgment involved and the extensive audit effort involved in testing management estimates and assumptions, including the use of valuation specialists. The fair value determination of acquired non-PCD loans requires a significant amount of judgment by management and involves a high degree of subjectivity.

Our audit procedures related to the valuation of the acquired non-PCD loan portfolio, specifically the market interest rates, expected credit losses, expected repayments and prepayments and discount rates significant assumptions, included the following, among others:

- We obtained an understanding of the relevant controls related to the estimated fair value of non-PCD loans acquired in the current year and tested such controls for design and operating effectiveness, including controls relating to management's review and approval of significant assumptions including market interest rates, expected credit losses, discount rates and expected payments and prepayments.
- We tested the completeness and accuracy of the data inputs for significant assumptions used in the non-PCD loans estimated fair value calculations by comparing the data to source documents and external information sources.
- We utilized internal valuation specialists who assisted in the following, among others:
  - Evaluating management's methodologies and techniques of estimating the loans' fair value for appropriateness as compared to standard valuation techniques for financial assets and through consideration of the reasonableness of significant assumptions.
  - Evaluating the completeness and accuracy of the significant assumptions used in management's valuation of the non-PCD loans by tracing such data to internally or externally generated source documents or comparing to independently sourced information and performing mathematical accuracy checks.

/s/ RSM US LLP

We have served as the Company's auditor since 2020.

Philadelphia, Pennsylvania
March 12, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Mid Penn Bancorp, Inc. and Subsidiaries

Opinion on the Internal Control Over Financial Reporting

We have audited Mid Penn Bancorp, Inc. and Subsidiaries' (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes to the consolidated financial statements and our report dated March 12, 2026, expressed an unqualified opinion.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting in the accompanying Management Report on Internal Controls Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ RSM US LLP

Philadelphia, Pennsylvania
March 12, 2026

(Dollars in thousands, except per share data)		**December 31, 2025**		December 31, 2024
ASSETS				
Cash and due from banks	$	**46,695**	$	37,002
Interest-bearing balances with other financial institutions		**29,178**		14,490
Federal funds sold		**23,045**		19,072
Total Cash and cash equivalents		**98,918**		70,564
Investment securities:				
Held-to-maturity, at amortized cost (fair value $321,702 and $340,648)		**347,285**		382,447
AFS, at fair value (amortized cost $426,512 and $284,770)		**416,314**		260,477
Equity securities, at fair value		**5,446**		428
Loans held-for-sale, at fair value		**3,668**		7,064
Loans, net of unearned income		**4,862,838**		4,443,070
Less: ACL - Loans		**(36,091)**		(35,514)
Net loans		**4,826,747**		4,407,556
Premises and equipment, net		**48,742**		38,806
Operating lease right-of-use asset		**15,169**		7,699
Finance lease right-of-use asset		**2,368**		2,548
Cash surrender value of life insurance		**95,351**		51,521
Restricted investment in bank stocks		**7,576**		7,461
Accrued interest receivable		**29,640**		26,846
Deferred income taxes		**21,416**		22,747
Goodwill		**136,620**		128,160
Core deposit and other intangibles, net		**14,657**		6,242
Foreclosed assets held-for-sale		**7,806**		44
Other assets		**56,173**		50,326
Total Assets	$	**6,133,896**	$	5,470,936
LIABILITIES & SHAREHOLDERS' EQUITY				
Deposits:				
Noninterest-bearing demand	$	**834,013**	$	759,169
Interest-bearing transaction accounts		**2,829,175**		2,330,100
Time		**1,551,475**		1,600,658
Total Deposits		**5,214,663**		4,689,927
Short-term borrowings		**20,833**		2,000
Long-term debt		**23,139**		23,603
Subordinated debt		**—**		45,741
Operating lease liability		**15,405**		8,092
Accrued interest payable		**10,942**		13,484
Other liabilities		**34,856**		33,071
Total Liabilities		**5,319,838**		4,815,918
Shareholders' Equity:				
Common stock, par value $1.00 per share; 40,000,000 shares authorized; 23,567,094 issued as of December 31, 2025, and 19,796,519 as of December 31, 2024; 23,047,203 outstanding as of December 31, 2025, and 19,355,797 as of December 31, 2024		**23,567**		19,797
Additional paid-in capital		**589,421**		480,491
Retained earnings		**219,685**		181,597
Accumulated other comprehensive loss		**(6,323)**		(16,825)
Treasury stock, at cost; 519,891 and 440,722 shares as of December 31, 2025 and December 31, 2024		**(12,292)**		(10,042)
Total Shareholders' Equity		**814,058**		655,018
Total Liabilities and Shareholders' Equity	$	**6,133,896**	$	5,470,936

The accompanying notes are an integral part of these Consolidated Financial Statements.

(Dollars in thousands, except per share data)		2025		2024		2023
Year Ended December 31,						
INTEREST INCOME						
Loans, including fees	$	**292,184**	$	265,522	$	218,060
Investment securities:						
Taxable		**22,301**		16,542		16,005
Tax-exempt		**1,343**		1,464		1,540
Other interest-bearing balances		**611**		1,127		361
Federal funds sold		**7,331**		1,928		373
Total Interest Income		**323,770**		286,583		236,339
INTEREST EXPENSE						
Deposits		**121,806**		116,320		79,295
Short-term borrowings		**381**		10,575		7,087
Long-term and subordinated debt		**2,488**		3,017		2,984
Total Interest Expense		**124,675**		129,912		89,366
Net Interest Income		**199,095**		156,671		146,973
Provision for credit losses - loans		**1,598**		2,144		3,295
(Benefit)/provision for credit losses - credit commitments		**(301)**		(628)		404
Net provision for credit losses		**1,297**		1,516		3,699
Net Interest Income After Provision for Credit Losses		**197,798**		155,155		143,274
NONINTEREST INCOME						
Fiduciary and wealth management		**5,298**		4,680		5,059
ATM debit card interchange		**3,949**		3,851		4,019
Service charges on deposits		**2,495**		2,176		1,943
Mortgage banking		**2,832**		2,476		1,353
Mortgage hedging		**12**		10		324
Net gain on sales of SBA loans		**220**		347		571
Earnings from cash surrender value of life insurance		**1,979**		1,141		1,112
Net gain on sales of investment activities		**10**		—		—
Other		**10,047**		7,812		5,627
Total Noninterest Income		**26,842**		22,493		20,008
NONINTEREST EXPENSE						
Salaries and employee benefits		**78,029**		64,098		59,345
Software licensing and utilization		**12,562**		9,300		7,927
Occupancy, net		**9,905**		7,571		7,349
Equipment		**5,025**		4,928		5,121
Shares tax		**2,776**		2,350		2,713
Legal and professional fees		**3,881**		4,306		2,945
ATM/card processing		**2,682**		2,284		2,108
Intangible amortization		**3,046**		1,784		1,780
FDIC Assessment		**3,452**		4,170		3,500
Loss/(gain) on sale of foreclosed assets, net		**646**		80		(144)
Merger and acquisition		**11,519**		545		5,544
Post-acquisition restructuring		**—**		—		2,952
Other		**18,747**		16,200		17,448
Total Noninterest Expense		**152,270**		117,616		118,588
INCOME BEFORE PROVISION FOR INCOME TAXES		**72,370**		60,032		44,694
Provision for income taxes		**16,122**		10,595		7,297
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS	$	**56,248**	$	49,437	$	37,397
PER COMMON SHARE DATA:						
Basic Earnings Per Common Share	$	**2.59**	$	2.90	$	2.29
Diluted Earnings Per Common Share	$	**2.55**	$	2.90	$	2.29
Weighted-average basic shares outstanding		**21,757,060**		17,026,240		16,319,006
Weighted-average diluted shares outstanding		**22,022,475**		17,070,862		16,350,963

The accompanying notes are an integral part of these Consolidated Financial Statements.

MID PENN BANCORP, INC.　　　　　　　　**Consolidated Statements of Comprehensive Income**

(In thousands)	Year Ended December 31,		
	2025	2024	2023
Net income	$ **56,248**	$ 49,437	$ 37,397
Other comprehensive income:			
Unrealized gains/(losses) arising during the period on available-for-sale securities, net of income tax.	**11,918**	(1,550)	1,988
Unrealized holding losses/(gains) arising during the period on interest rate derivatives used in cash flow hedges, net of income tax.	**(1,676)**	665	820
Change in defined benefit plans, net of income tax. [1]	**308**	723	(212)
Reclassification adjustment for settlement gains and activity related to benefit plans, net of income tax. [2]	**(48)**	(26)	(17)
Total other comprehensive income/(loss)	**10,502**	(188)	2,579
Total comprehensive income	$ **66,750**	$ 49,249	$ 39,976

(1)　The change in defined benefit plans consists primarily of unrecognized actuarial gains (losses) on defined benefit plans during the period.

(2)　The reclassification adjustment for defined benefit plans includes settlement gains, amortization of prior service costs, and amortization of net gain or loss. amounts are included in other income on the Consolidated Statements of Income within the total noninterest income. See "Note 14 - Postretirement Benefit Plans", to the Consolidated Financial Statements for more information.

The accompanying notes are an integral part of these Consolidated Financial Statements.

(Dollars in thousands, except per share data)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Treasury Stock	Total Shareholders' Equity
Balance, January 1, 2023	16,094,486	$ 16,094	$ 386,987	$ 133,114	$ (19,216)	$ (4,880)	$ 512,099
Net income	—	—	—	37,397	—	—	37,397
Total other comprehensive income, net of taxes	—	—	—	—	2,579	—	2,579
Common stock cash dividends declared - $0.80 per share	—	—	—	(12,981)	—	—	(12,981)
Common stock issued to Brunswick shareholders [1]	849,510	850	17,245	—	—	—	18,095
Impact of adopting CECL [2]	—	—	—	(11,548)	—	—	(11,548)
Repurchased stock (216,879 shares)	—	—	(37)	—	—	(4,839)	(4,876)
Employee Stock Purchase Plan	13,459	13	290	—	—	—	303
Director Stock Purchase Plan	7,884	8	171	—	—	—	179
Restricted stock activity	33,590	34	1,069	—	—	—	1,103
Balance, December 31, 2023	16,998,929	$ 16,999	$ 405,725	$ 145,982	$ (16,637)	$ (9,719)	$ 542,350
Net income	—	$ —	$ —	$ 49,437	$ —	$ —	$ 49,437
Total other comprehensive loss, net of taxes	—	—	—	—	(188)	—	(188)
Common stock cash dividends declared - $0.80 per share	—	—	—	(13,822)	—	—	(13,822)
Common stock issuance [3]	2,731,250	2,731	73,225	—	—	—	75,956
Repurchased stock (15,500 shares) [4]	—	—	—	—	—	(323)	(323)
Employee Stock Purchase Plan	19,829	20	418	—	—	—	438
Director Stock Purchase Plan	5,072	5	118	—	—	—	123
Restricted stock activity	41,439	42	1,005	—	—	—	1,047
Balance, December 31, 2024	19,796,519	$ 19,797	$ 480,491	$ 181,597	$ (16,825)	$ (10,042)	$ 655,018
Net income	—	$ —	$ —	$ 56,248	$ —	$ —	$ 56,248
Total other comprehensive income, net of taxes	—	—	—	—	10,502	—	10,502
Common stock cash dividends declared - $0.84 per share	—	—	—	(18,160)	—	—	(18,160)
Common stock issued in business combination [5]	3,506,795	3,507	99,699	—	—	—	103,206
Stock options exercised	147,946	148	6,728	—	—	—	6,876
Repurchased stock (79,169 shares) [4]	—	—	—	—	—	(2,250)	(2,250)
Employee Stock Purchase Plan	19,008	19	497	—	—	—	516
Director Stock Purchase Plan	3,600	4	99	—	—	—	103
Restricted stock activity	93,226	92	1,907	—	—	—	1,999
Balance, December 31, 2025	23,567,094	$ 23,567	$ 589,421	$ 219,685	$ (6,323)	$ (12,292)	$ 814,058

(1) Shares issued as a result of the acquisition of Brunswick Bancorp ("Brunswick").

(2) The Corporation adopted ASC 326, Financial Instruments - Credit Losses, effective January 1, 2023. See "Note 1 - Summary of Significant Accounting Policies" for further details.

(3) Shares issued as a result of the underwritten public offering of 2,375,000 shares of common stock at a price of $29.50 per share on November 4, 2024.

(4) Includes tax effects of repurchased stock.

(5) Shares issued on April 30, 2025 as a result of the William Penn Acquisition. See "Note 2 - Business Combinations" to the Consolidated Financial Statements for more information.

The accompanying notes are an integral part of these Consolidated Financial Statements.

(In thousands)

	Year Ended December 31,		
	2025	2024	2023
Operating Activities:			
Net Income	$ 56,248	$ 49,437	37,397
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for credit losses	1,297	1,516	3,699
Depreciation	4,855	4,866	4,900
Amortization of intangibles	3,046	1,784	1,780
Net amortization of security discounts/premiums	330	397	472
Noncash operating lease expense	2,844	2,184	1,945
Amortization of finance lease right-of-use asset	180	179	180
Earnings on cash surrender value of life insurance	(1,979)	(1,141)	(1,112)
Mortgage loans originated for sale	(103,623)	(113,741)	(82,714)
Proceeds from sales of mortgage loans originated for sale	109,851	113,008	82,687
Gain on sale of mortgage loans	(2,832)	(2,476)	(1,353)
SBA loans originated for sale	(3,426)	(4,603)	(11,211)
Proceeds from sales of SBA loans originated for sale	3,645	4,951	10,640
Gain on sale of SBA loans	(220)	(347)	(571)
Gain on sale of property, plant, and equipment	(51)	(10)	—
Loss/(gain) on sale or write-down of foreclosed assets	646	80	(144)
Discount on subordinated debt	(461)	(613)	(587)
Stock compensation expense	1,999	1,047	1,103
Change in deferred income taxes	13,891	1,516	(1,551)
Increase in accrued interest receivable	(523)	(1,026)	(6,244)
(Increase)/decrease in other assets	(4,114)	(4,988)	9,736
(Decrease)/increase in accrued interest payable	(2,571)	(773)	10,043
Increase/(decrease) in operating lease liability	3,339	(2,123)	(2,540)
(Decrease)/increase in other liabilities	(2,336)	2,264	(4,214)
Net Cash Provided By Operating Activities	80,035	51,388	52,341
Investing Activities:			
Proceeds from the sale of available-for-sale securities	—	—	1,751
Proceeds from the maturity or call of available-for-sale securities	60,253	33,756	16,611
Purchases of available-for-sale securities	(201,796)	(72,712)	—
Proceeds from the maturity or call of held-to-maturity securities	34,943	16,356	10,490
Stock dividends received on FHLB and other bank stock	443	1,288	864
(Purchases)/reduction of restricted investment in bank stock	(558)	8,019	(9,317)
Net cash received/(paid) from acquisitions	218,112	(2,676)	1,068
Net increase in loans	(25,515)	(190,658)	(424,939)
Purchases of bank premises and equipment	(8,234)	(6,916)	(2,770)
Proceeds from the sale of premises and equipment	352	163	—
Proceeds from the sale of foreclosed assets	1,891	359	1,256
Proceeds from bank-owned life insurance	1,077	6,683	774
Earnings on bank-owned life insurance	—	(2,566)	(125)
Net change in investments in tax credits and other partnerships	2,201	162	(4,588)
Net Cash Provided by (Used in) Investing Activities	83,169	(208,742)	(408,925)
Financing Activities:			
Net (decrease)/increase in deposits	(95,024)	343,715	286,498
Common stock dividends paid	(18,160)	(13,822)	(12,981)
Proceeds from Employee and Director Stock Purchase Plan stock issuance	619	561	482
Proceeds from public offering of common stock	—	75,956	—
Treasury stock purchased	(2,250)	(323)	(4,876)

Net change in finance lease liability		**(146)**		(134)		(93)
Proceeds from short-term borrowings		**243,583**		1,305,482		1,731,919
Repayment of short-term borrowings		**(224,750)**		(1,545,014)		(1,593,034)
Long-term debt repayment		**(318)**		(35,266)		(30,449)
Proceeds from long-term debt		**—**		—		25,000
Subordinated debt redemption		**(45,280)**		—		(10,000)
Exercise of stock options		**6,876**		—		—
Net Cash (Used in)/Provided by Financing Activities		**(134,850)**		131,155		392,466
Net increase/(decrease) in cash and cash equivalents		**28,354**		(26,199)		35,882
Cash and cash equivalents, beginning of period		**70,564**		96,763		60,881
Cash and cash equivalents, end of period	$	**98,918**	$	70,564	$	96,763
Supplemental Disclosures of Cash Flow Information:						
Cash paid for interest	$	**127,217**	$	130,685	$	77,413
Cash paid for income taxes		**5,752**		853		7,965
Supplemental Noncash Disclosures:						
Recognition of operating lease right-of-use assets	$	**3,974**	$	930	$	2,100
Recognition of operating lease liabilities		**3,974**		930		2,100
Loans transferred to foreclosed assets held-for-sale		**10,299**		164		1,362
Fair value of assets acquired in business combination, excluding cash [1]	$	**687,522**	$	1,547	$	362,070
Goodwill recorded [1]		**7,313**		1,129		12,800
Fair value of liabilities assumed in business combination [1]		**630,181**		—		345,043
Fair value of shares issued in business combination [2]		**103,213**		—		18,095

(1) Includes the impact of the William Penn Acquisition on April 30, 2025, the Charis Insurance Group acquisition on May 12, 2025, the Commonwealth Benefits Group acquisition on July 31, 2024, and the Brunswick acquisition on May 19, 2023. See "Note 2 - Business Combinations" to the Consolidated Financial Statement for additional information.

(2) This disclosure includes the impact of the William Penn Acquisition on April 30, 2025 and the Brunswick acquisition on May 19, 2023.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Note 1 - Summary of Significant Accounting Policies

Nature of Operations

Mid Penn Bancorp, Inc. ("Mid Penn" or the "Corporation"), through operations conducted by Mid Penn Bank (the "Bank") and its nonbank subsidiaries, engages in a full-service commercial banking and trust business, making available to the community a wide range of financial services, including, but not limited to, mortgage and home equity loans, secured and unsecured commercial and consumer loans, lines of credit, construction financing, farm loans, community development loans, loans to non-profit entities and local government loans, and various types of time and demand deposits including but not limited to, checking accounts, savings accounts, clubs, money market deposit accounts, certificates of deposit, and Individual Retirement Accounts ("IRA"). In addition, the Bank provides a full range of trust and wealth management services through its Trust Department. Deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") to the extent provided by law.

Mid Penn also fulfills the insurance needs of both existing and potential customers through MPB Risk Services, LLC, doing business as MPB Insurance and Risk Management.

The financial services are provided to individuals, partnerships, non-profit organizations, and corporations through its retail banking offices located throughout Pennsylvania, with a minor portion in New Jersey.

Basis of Presentation

For all periods presented, the accompanying Consolidated Financial Statements include the accounts of Mid Penn Bancorp, Inc., its wholly-owned subsidiary, Mid Penn Bank, and six wholly-owned nonbank subsidiaries, MPB Acquisition Sub I, LLC, which was formed in connection with the acquisition of Cumberland Advisors, LLC. See "Subsequent Events" for additional information, MPB Realty, LLC, MPB Financial Services, LLC, which includes MPB Wealth Management, LLC (which ceased operating during the first quarter of 2024) and MPB Risk Services, LLC, and MPB Launchpad Fund I, LLC. As of December 31, 2025, the accounts and activities of these nonbank subsidiaries were not material to warrant separate disclosure or segment reporting. As a result, Mid Penn has only one reportable segment for financial reporting purposes. All material intercompany accounts and transactions have been eliminated in consolidation.

For comparative purposes, the December 31, 2024 and December 31, 2023 balances have been reclassified, when necessary, to conform to the 2025 presentation. Such reclassifications had no impact on net income or total shareholders' equity. In the opinion of management, all adjustments necessary for fair presentation of the periods presented have been reflected in the accompanying consolidated financial statements. All such adjustments are of a normal, recurring nature. The presentation of short-term borrowings within cash flows from financing activities in the consolidated statements of cash flows has been revised from a net presentation to a gross presentation of proceeds from short-term borrowings and repayments of short-term borrowings. Prior period amounts have been reclassified to conform to the current period presentation. This reclassification had no impact on previously reported net cash flows provided by financing activities.

Subsequent Events

Mid Penn has evaluated events and transactions occurring subsequent to the balance sheet date of December 31, 2025 for items that should potentially be recognized or disclosed in these consolidated financial statements. The evaluation was conducted through the issuance date of these consolidated financial statements. There were no events or transactions that occurred subsequent to the balance sheet date that would require adjustment to the financial statements.

On January 1, 2026, Mid Penn completed its acquisition of Cumberland Advisors, Inc., a registered investment advisory firm with clients both nationally and internationally. As a result of the acquisition, Mid Penn paid holders of Cumberland Advisors, Inc. common stock $1.6 million in cash and issued approximately 127,020 shares of Mid Penn common stock. As of December 31, 2025, Cumberland had approximately $3.2 billion in assets under management. In connection with the acquisition, Cumberland was merged into a newly formed Mid Penn acquisition subsidiary and now operates as Cumberland Advisors, LLC.

MID PENN BANCORP, INC.

On February 27, 2026, Mid Penn completed its acquisition of 1st Colonial. At the effective time of the Merger, 1st Colonial merged with and into Mid Penn with Mid Penn surviving the Merger. Promptly following the Merger, 1st Colonial Community Bank, 1st Colonial's wholly owned bank subsidiary, merged with and into the Bank with the Bank surviving.

The accounting and reporting policies of Mid Penn conform with accounting principles generally accepted in the United States ("GAAP") and to general practice within the financial services industry. Following is a description of the more significant accounting policies.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Material estimates subject to significant change include the allowance for credit losses, expected cash flows and collateral values associated with individually evaluated loans, the carrying value of other real estate owned ("OREO"), the fair value of financial instruments, business combination fair value computations, the valuation of goodwill and other intangible assets, stock-based compensation and deferred income tax assets.

Business Combinations

Business combinations are accounted for using the acquisition method of accounting in accordance with ASC 805, Business Combinations. Under this method, the Company recognizes the identifiable assets acquired and liabilities assumed at their estimated fair values as of the acquisition date.

The determination of the fair values of assets acquired and liabilities assumed requires management to make significant estimates and assumptions. Fair values are generally determined using discounted cash flow methodologies and other valuation techniques that incorporate projected cash flows, estimated credit losses, prepayment assumptions, market interest rates, and other market-based inputs. Projected cash flows are developed using contractual terms adjusted for expected prepayments and credit losses, and are discounted using rates that reflect current market conditions and the risk characteristics of the assets or liabilities. Management may engage independent third-party valuation specialists to assist in determining certain fair values.

The excess of the purchase price over the estimated fair value of the net assets acquired is recorded as goodwill. If the fair value of the identifiable net assets acquired exceeds the purchase price, the excess is recognized as a bargain purchase gain in earnings on the acquisition date.

Acquisition-related costs, such as legal and advisory fees, are expensed as incurred.

Measurement period adjustments are recorded in the reporting period in which the amounts are determined, if identified within one year of the acquisition date, as permitted by ASC 805.

Significant Group of Concentrations of Credit Risk

Most of the Corporation's activities are with customers located within Pennsylvania, with a minor portion also occurring in New Jersey. "Note 3 - Investment Securities" discusses the types of investment securities in which the Corporation invests. "Note 4 - Loans and Allowance for Credit Losses - Loans" discusses the types of lending that the Corporation engages in as well as loan concentrations. The Corporation does not have a significant concentration of credit risk with any one customer.

Fair Value Measurements

The Corporation uses estimates of fair value in applying various accounting standards for its consolidated financial statements on either a recurring or nonrecurring basis. Fair value is defined as the price that would be received to sell an asset or transfer a liability in an orderly transaction between willing and able market participants. The Corporation groups its assets and liabilities measured at fair value in three hierarchy levels, based on the observability and transparency of the inputs.

MID PENN BANCORP, INC.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. It is the Corporation's policy to maximize the use of observable inputs and minimize the use of unobservable inputs in estimating fair value. Unobservable inputs are utilized in determining fair value estimates only to the extent that observable inputs are not available. The need to use unobservable inputs generally results from a lack of market liquidity and trading volume. Transfers between levels of fair value hierarchy are recorded at the end of the reporting period.

Cash and Cash Equivalents

For purposes of the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, balances due from banks, and federal funds sold, all of which mature within ninety days.

Restrictions on Cash and Due from Bank Accounts

The Bank is required by banking regulations to maintain certain minimum cash reserves. As of both December 31, 2025 and 2024, there was no cash reserve balances required to be maintained at the Federal Reserve Bank of Philadelphia because the Bank had sufficient vault cash available.

Debt Investment Securities

Mid Penn determines the classification of investment securities at the time of purchase. If Mid Penn has the intent and the ability at the time of purchase to hold debt securities until maturity, they are classified as held-to-maturity ("HTM"). HTM investment securities are stated at amortized cost. Debt securities Mid Penn does not intend to hold to maturity are classified as available-for-sale ("AFS") and carried at estimated fair value with unrealized gains or losses reported as a separate component of stockholders' equity in accumulated other comprehensive income (loss), net of applicable income taxes. Available-for-sale securities are a part of Mid Penn's asset/liability management strategy and may be sold in response to changes in interest rates, prepayment risk or other market factors. Management has elected to reclassify realized gains and losses out of accumulated other comprehensive income into earnings when securities are sold on the trade date.

Interest income and dividends on securities are recognized in interest income on an accrual basis. Premiums and discounts on debt securities are amortized as an adjustment to interest income over the period to maturity of the related security using the effective interest method. Realized gains or losses on the sale of securities are determined using the specific identification method.

Mid Penn estimates its allowance for credit losses in accordance with ASC 326, which requires entities to measure expected credit losses over the contractual life of financial assets carried at amortized cost, including HTM securities, as well as certain off-balance sheet credit exposures. ASC 326 also provides a targeted impairment model for AFS debt securities.

To comply with ASC 326, Mid Penn conducted a review of its investment portfolio and determined that for certain classes of securities it would be appropriate to assume the expected credit loss to be zero. This zero-credit loss assumption applies to debt issuances of the U.S. Treasury and agencies and instrumentalities of the United States government. The reasons behind the adoption of the zero-credit loss assumption are as follows:

- High credit rating
- Long history with no credit losses
- Guaranteed by a sovereign entity
- Widely recognized as a "risk-free rate"
- Can print its own currency
- Currency is routinely held by central banks, used in international commerce, and commonly viewed as reserve currency
- Issued or supported by entities with explicit or implicit U.S. government backing

MID PENN BANCORP, INC.

Mid Penn continuously monitors changes in economic conditions, credit ratings, and government guarantees, as well as any other relevant factors that could indicate potential credit deterioration and prompt Mid Penn to reconsider its zero-credit loss assumption.

Mid Penn's estimated allowance for credit losses on AFS and HTM securities under ASC 326 was deemed immaterial due to the composition of these portfolios. Both portfolios consist primarily of U.S. government agency guaranteed mortgage-backed securities for which the risk of loss is minimal.

AFS Securities

On a quarterly basis, Mid Penn evaluates whether any AFS security has a fair value less than its amortized cost. Once these securities are identified, to determine whether a decline in fair value resulted from a credit loss or other factors, Mid Penn performs further analysis as outlined below:

- Review the extent to which the fair value is less than the amortized cost and consider the security's lowest credit rating as reported by third-party credit ratings agencies.
- Securities that exceed the credit loss triggers above are subject to additional analysis, which may include, but is not limited to, changes in market interest rates, changes in credit ratings, security type, service area economic conditions, the financial performance of the issuer and/or obligor, and third-party guarantees.
- If Mid Penn determines that a credit loss exists, the credit loss component of the allowance is measured using a DCF analysis based on the effective interest rate as of the security's purchase date. The amount of credit loss Mid Penn records will be limited to the amount by which the amortized cost exceeds the fair value.

The DCF analysis utilizes contractual maturities, as well as third-party credit ratings and cumulative default rates published annually by a reputable third-party.

As of December 31, 2025, the results of the analysis did not identify any securities that violate the credit loss triggers; therefore, no DCF analysis was performed, and no credit loss was recognized on any of the securities available for sale.

Accrued interest receivable is excluded from the estimate of credit losses for AFS securities. As of December 31, 2025, accrued interest receivable totaled $1.8 million for AFS securities and was reported in accrued interest receivable on the accompanying Consolidated Balance Sheet.

HTM Securities

As discussed above, ASC 326 requires institutions to measure expected credit losses on financial assets carried at amortized cost on a collective or pool basis when similar risks exist. Mid Penn uses several levels of segmentation to measure expected credit losses:

- The portfolio is segmented into agency and non-agency securities.
- The non-agency securities are separated into state and political subdivision obligations and corporate debt securities.

Each individual segment is categorized by third-party credit ratings.

As discussed above, Mid Penn has determined that, for certain classes of securities, it is appropriate to assume expected credit losses of zero, including debt issuances of the U.S. Treasury and agencies and instrumentalities of the United States government. This assumption is reviewed and attested to quarterly.

As of December 31, 2025, Mid Penn's HTM securities totaled $347.3 million. After applying appropriate probability of default and loss given default assumptions, the total amount of current expected credit losses was deemed immaterial. Accordingly, no allowance for credit losses was recorded on HTM securities as of December 31, 2025.

Accrued interest receivable is excluded from the estimate of credit losses for HTM securities. As of December 31, 2025, accrued interest receivable totaled $1.5 million for HTM securities and was reported in accrued interest receivable on the accompanying Consolidated Balance Sheet.

MID PENN BANCORP, INC.

As of December 31, 2025, Mid Penn had no HTM securities that were past due 30 days or more as to principal or interest payments. Mid Penn had no HTM securities classified as nonaccrual as of December 31, 2025.

Equity Securities

The Corporation reports its equity securities with readily determinable fair values at fair value on the Consolidated Balance Sheet, with realized and unrealized gains and losses reported in other expense on the Consolidated Statements of Income. As of December 31, 2025 and 2024, Mid Penn's equity securities consisted of Community Reinvestment Act funds totaling $5.4 million and $428 thousand, respectively. No equity securities were sold during the years ended December 31, 2025, 2024 and 2023.

Federal Home Loan Bank ("FHLB") and Atlantic Community Bankers' Bank ("ACBB") Stock

The Bank is a member of the FHLB and the ACBB and is required to maintain an investment in the stock of the FHLB and ACBB. No market exists for these stocks, and the Bank's investment can be liquidated only through redemption by the FHLB or ACBB, at the discretion of and subject to conditions imposed by the FHLB and ACBB. Historically, FHLB and ACBB stock redemptions have been at cost (par value), which equals the Corporation's carrying value. The Corporation monitors its investment in FHLB and ACBB stock for impairment through review of recent financial results of the FHLB and ACBB including capital adequacy and liquidity position, dividend payment history, redemption history and information from credit agencies. As of December 31, 2025, Management has not identified any indicators of impairment of its FHLB or ACBB stock. During the years ended December 31, 2025, 2024, and 2023 dividends received from the FHLB totaled $443 thousand, $1.3 million, and $864 thousand, respectively.

Investment in Limited Partnership

Mid Penn owns a limited partnership interest in a low-income housing project to construct thirty-seven apartments and common amenities in Dauphin County, Pennsylvania. The total investment in this limited partnership, net of amortization, was $2.9 million and $3.7 million on December 31, 2025 and December 31, 2024, respectively, and is included in other assets on the Consolidated Balance Sheet. All of the units qualified for Federal Low-Income Housing Tax Credits ("LIHTCs") as provided in Section 42 of the Internal Revenue Code of 1986, as amended. Mid Penn's limited partner capital contribution commitment was $7.6 million, and the investment was fully funded over a three-year period beginning in 2018 and ending during the first quarter of 2021. The investment is reported in other assets on the Consolidated Balance Sheet and is being amortized over a ten-year period using the proportional amortization method, which began upon commencement of operations of the facility in December 2021. The project was formally awarded $8.5 million in total LIHTCs by the Pennsylvania Housing Finance Agency, which will be recognized over the ten-year period from December 2021 through November 2031. Mid Penn received low-income housing tax credits related to this project of $753 thousand for the tax years ended December 31, 2025, 2024, and 2023, respectively. Mid Penn's maximum exposure to loss is limited to the carrying value of its investment.

Mid Penn is a limited partner in a partnership that provides low-income housing in Mechanicsburg, Pennsylvania. The total investment in this limited partnership, net of amortization, was $9.0 million and $9.7 million as of December 31, 2025 and December 31, 2024, respectively, and is included in other assets on the Consolidated Balance Sheet. All of the units qualified for LIHTCs as provided in Section 42 of the Internal Revenue Code of 1986, as amended. The investment in the limited partnership is being amortized over a ten-year period using the proportional amortization method which began upon commencement of operations of the facility in December 2023. The project was formally awarded $12.0 million in total LIHTCs by the Pennsylvania Housing Finance Agency, which will be recognized over the ten-year period from December 2023 through November 2033. Mid Penn received low-income housing tax credits related to this project of $773 thousand for the tax year ended December 31, 2025, and $1.1 million for the tax year ended December 31, 2024, Mid Penn's maximum exposure to loss is limited to the carrying value of its investment.

Mid Penn owns a limited partnership interest in a low-income housing project to construct/rehabilitate seventeen apartments and two commercial shops in Schuylkill County, Pennsylvania. The total investment in this limited partnership, net of amortization, was $2.7 million and $3.1 million on December 31, 2025 and December 31, 2024, respectively, and is included in the other assets on the Consolidated Balance Sheet. All of the units qualified for LIHTCs as provided in Section 42 of the Internal Revenue Code of 1986, as amended. Mid Penn's limited partner capital contribution commitment was $4.4 million, and the investment was fully funded over a three-year period beginning in 2020 and ending during the first quarter of 2023. The investment in the limited partnership is reported in other assets on the Consolidated Balance Sheet and is being amortized over a 10-year period using the proportional amortization method which began upon commencement of operations of the facility in 2023. The project was formally awarded $4.8 million in total LIHTCs by the Pennsylvania Housing Finance Agency, which will be recognized over the ten-year period from December 2023 through November 2033. Mid Penn received low-income housing tax credits related to this project of $442 thousand and $484 thousand for the tax years ended December 31, 2025, and 2024, respectively. Mid Penn's maximum exposure to loss is limited to the carrying value of its investment.

Loans Held-for-Sale

The Corporation has elected to measure mortgage loans held-for-sale at fair value. Derivative financial instruments related to mortgage banking activities are also recorded at fair value, as detailed under the heading "Mortgage Banking Derivative Financial Instruments," below. The Corporation determines fair value for its mortgage loans held-for-sale based on the price that secondary market investors would pay for loans with similar characteristics, including interest rate and term, as of the date fair value is measured. Changes in fair values during the period are recorded as components of mortgage banking income on the Consolidated Statements of Income. Interest income earned on mortgage loans held-for-sale is classified in interest income on the Consolidated Statements of Income.

Loans

Loans that management has the intent and ability to hold for the foreseeable future are reported at their outstanding principal balances, net of an allowance for credit losses, unamortized deferred fees and costs and unamortized premiums or discounts. The net amount of nonrefundable loan origination fees and certain direct costs associated with the lending process are deferred and amortized to interest income over the contractual lives of the loans using methods which approximate the level yield method. Discounts and premiums are amortized or accreted to interest income over the estimated term of the loans using methods that approximate the level yield method. Interest income on loans is accrued based on the unpaid principal balance outstanding and the contractual terms of the loan agreements.

A substantial portion of the loan portfolio is comprised of commercial and real estate loans throughout Pennsylvania with a minor portion in New Jersey. The ability of the Corporation's debtors to honor their contracts is dependent upon the general economic conditions of these areas.

The loan portfolio is segmented into commercial real estate loans, commercial and industrial loans, construction loans, residential mortgage loans, and consumer loans. Commercial and industrial loans are underwritten after evaluating and understanding the borrower's ability to repay the loan through operating profitably and effectively growing its business. The Corporation's management examines current and projected cash flows to determine the ability of the borrower to repay their obligations as agreed. Commercial loans are primarily made based on the credit quality and cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value. Most commercial loans are secured by the assets being financed or other business assets such as accounts receivable or inventory and may incorporate a personal guarantee to add strength to the credit and reduce the risk on a transaction to an acceptable level; however, some short-term loans may be made on an unsecured basis to the most credit worthy borrowers.

Commercial real estate loans are subject to underwriting standards and processes similar to commercial loans. Commercial real estate lending typically involves higher loan principal amounts, and the repayment of these loans is generally largely dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan.

With respect to loans to developers and builders, the Corporation generally requires the borrower to have a proven record of success and an expertise in the building industry. Construction loans are underwritten utilizing feasibility studies, independent appraisal reviews, sensitivity analysis of absorption and lease rates and financial analysis of the developers and property owners. Construction loans are generally based upon estimates of costs and value associated with the complete project. These estimates may be inaccurate. Construction loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project.

The Corporation's non-real estate consumer loans are based on the borrower's proven earning capacity over the term of the loan. The Corporation monitors payment performance periodically for consumer loans to identify any deterioration in the borrower's financial strength. To monitor and manage consumer loan risk, policies and procedures are developed and modified, as needed, jointly by management and staff. This activity, coupled with a relatively small volume of consumer loans, helps to mitigate risk.

MID PENN BANCORP, INC.

Acquired Loans

At the purchase or acquisition date, loans are evaluated to determine whether there has been more than insignificant credit deterioration since origination. Loans that have experienced more than insignificant credit deterioration since origination are referred to as purchased credit deteriorated ("PCD") loans. In its evaluation of whether a loan has experienced more than insignificant deterioration in credit quality since origination, Mid Penn takes into consideration loan grades, past due and nonaccrual status. Mid Penn may also consider external credit rating agency ratings for borrowers and for non-commercial loans, FICO score or band, probability of default levels, and number of times past due. At the purchase or acquisition date, the amortized cost basis of PCD loans equals the purchase price plus and an initial estimate of credit losses. The initial recognition of expected credit losses on PCD loans does not impact on net income at the acquisition date. When the initial measurement of expected credit losses on PCD loans is calculated on a pooled loan basis, the expected credit losses are allocated to each loan within the pool based on the relative amortized cost basis. Any difference between the initial amortized cost basis and the unpaid principal balance of the loan represents a noncredit discount or premium, which is accreted (or amortized) into interest income over the life of the loan. Subsequent changes to the ACL on PCD loans are recorded through the provision for credit losses ("PCL"). Loans acquired that do not meet the criteria for PCD are recorded at fair value at the acquisition date. These loans are subsequently evaluated for expected credit losses in accordance with the Corporation's allowance for credit losses methodology, with changes recognized through the provision for credit losses. Any remaining purchase discounts or premiums are accreted (or amortized) over the contractual life of the individual loan.

Loans are charged off against the ACL, with any subsequent recoveries credited back to the ACL account. Expected recoveries may not exceed the aggregate of amounts previously charged off and expected to be charged off.

Loans acquired in the William Penn Acquisition, included in loans, net of unearned interest, on the Consolidated Balance Sheets as of December 31, 2025 totaled $405.3 million. There were no loan acquisitions for the year ended December 31, 2024.

Nonaccrual Loans

The Corporation classifies loans as past due when the payment of principal or interest is 30 days delinquent or greater, based on the contractual next payment due date. The Corporation's policies related to when loans are placed on nonaccrual status conform to guidelines prescribed by regulatory authorities. Loans are generally placed on nonaccrual status when management determines that principal or interest is not fully collectible, or when principal or interest becomes 90 days past due, whichever occurs first. When loans are placed on nonaccrual status, interest receivable is reversed against interest income in the current period and amortization of any discount ceases. Interest payments received thereafter are applied as a reduction to the remaining principal balance unless management believes that the ultimate collection of the principal is likely, in which case payments are recognized in earnings on a cash basis. Loans are removed from nonaccrual status when they become current as to both principal and interest and the collectability of principal and interest is no longer doubtful.

Generally, a nonaccrual loan that is restructured remains on nonaccrual for a reasonable period of time (generally, at least six consecutive months) to demonstrate the borrower can meet the restructured terms. However, performance prior to the restructuring, or significant events that coincide with the restructuring, are considered in assessing whether the borrower can meet the new terms and may result in the loan being returned to accrual status after a shorter performance period. If the borrower's ability to meet the revised payment schedule is not reasonably assured, the loan remains classified as a nonaccrual loan.

Modifications to Borrowers Experiencing Financial Difficulty

From time to time, the Corporation may modify certain loans to borrowers experiencing financial difficulty. Such modifications may include principal forgiveness, interest rate reductions, payment deferrals, term extensions, or combinations thereof. Loan modifications to borrowers experiencing financial difficulty are evaluated in accordance with applicable accounting guidance and may result in the recognition of new loans.

Allowance for Credit Losses

Mid Penn's ACL - loans methodology is based upon guidance within FASB ASC Subtopic 326-20. Management also considers regulatory guidance issued by its primary federal regulator. The ACL - loans is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. Credit quality within the loan portfolio is continuously monitored by management and is reflected within the ACL - loans. The

MID PENN BANCORP, INC.

ACL - loans is an estimate of expected losses inherent within Mid Penn's existing loan portfolio. The ACL - loans is adjusted through the provision for credit losses and reduced by the charge off of loan amounts, net of recoveries.

The loan loss estimation process involves procedures to appropriately consider the unique characteristics of Mid Penn's loan portfolio segments. When computing allowance levels, credit loss assumptions are estimated using a model that categorizes loan pools based on historical loss experience, delinquency trends and other relevant credit risk characteristics, adjusted for current conditions and reasonable and supportable forecasts. Evaluations of the portfolio and individual credits are inherently subjective, as they require estimates, assumptions and judgments as to the facts and circumstances of particular situations. Determining the appropriateness of the allowance involves significant judgment by management and requires consideration of factors that are inherently uncertain. In future periods, evaluations of the overall loan portfolio, in light of the factors and forecasts then prevailing, may result in significant changes in the allowance and credit loss expense.

Mid Penn estimates the ACL using relevant available information, from internal and external sources, relating to past events, current conditions and reasonable and supportable forecasts. Mid Penn uses a third-party software application to assist in calculating the quantitative portion of the ACL; however, management is responsible for the selection of methodologies, assumptions, and the resulting allowance estimate. The qualitative portion of the allowance is based on general economic conditions and other internal and external factors affecting Mid Penn as a whole, as well as specific loans. Factors considered include the following: lending process, concentrations of credit, and peer group divergence. The quantitative and qualitative portions of the allowance are added together to determine the total ACL, which reflects management's expectations of future conditions based on reasonable and supportable forecasts.

The methodology for estimating the amount of expected credit losses reported in the ACL has two basic components: a collective, or pooled, component for loans that share similar risk characteristics, and an asset-specific component involving individual loans that do not share risk characteristics with other loans. In estimating the ACL for the collective component, loans are segregated into loan pools based on loan purpose codes and similar risk characteristics.

The commercial real estate and residential mortgage loan portfolio segments include loans for both commercial and residential properties that are secured by real estate. The underwriting process for these loans includes analysis of the financial position and strength of both the borrower and, if applicable, guarantor, experience with similar projects, market demand and prospects for successful completion of the proposed project within the established budget and schedule, values of underlying collateral, availability of permanent financing, maximum loan-to-value ratios, minimum equity requirements, acceptable amortization periods and minimum debt service coverage requirements, based on property type. The borrower's financial strength and capacity to repay their obligations remain the primary focus of underwriting. Financial strength is evaluated based upon analytical tools that consider historical and projected cash flows and performance, in addition to analysis of the proposed project for income-producing properties. Additional support offered by guarantors is also considered when applicable. Ultimate repayment of these loans is sensitive to interest rate changes, general economic conditions, liquidity and availability of long-term financing.

The commercial and industrial loan portfolio segment includes commercial loans made to many types of businesses for various purposes, such as short-term working capital loans that are usually secured by accounts receivable and inventory, equipment and fixed asset purchases that are secured by those assets, and term financing for those within Mid Penn's geographic markets. Mid Penn's credit underwriting process for commercial and industrial loans includes analysis of historical and projected cash flows and performance, evaluation of financial strength of both borrowers and guarantors as reflected in current and detailed financial information, and evaluation of underlying collateral to support the credit.

The consumer loan portfolio segment is comprised of loans which are underwritten after evaluating a borrower's capacity, credit and collateral. Several factors are considered when assessing a borrower's capacity, including the borrower's employment, income, current debt, assets and level of equity in the property. Credit is assessed using a credit report that provides credit scores and the borrower's current and past information about their credit history. Loan-to-value and debt-to-income ratios, loan amount and lien position are also considered in assessing whether to originate a loan. These borrowers may be more susceptible to downturns in economic trends, including declines in housing prices and increases in unemployment.

Mid Penn utilizes a DCF method to estimate the quantitative portion of the allowance for credit losses for its loan pools. The DCF methodology incorporates historical loss experience, including relevant peer data, adjusted for current conditions and reasonable and supportable forecasts that consider macroeconomic variables such as national unemployment and GDP.

MID PENN BANCORP, INC.

The PD and LGD measures are used in conjunction with prepayment data as inputs into the DCF model to calculate the cash flows at the individual loan level. Contractual cash flows based on loan terms are adjusted for PD, LGD and prepayments to derive loss cash flows. These loss cash flows are discounted by the loan's effective interest rate to arrive at the discounted cash flow based quantitative loss estimate. The prepayment studies are updated quarterly by a third-party for each applicable pool.

Mid Penn determined that reasonable and supportable forecasts could be developed for a twelve-month period for its loans held-for-investment (LHFI) portfolio. To the extent that the contractual lives of the loans extend beyond this forecast period, Mid Penn applies a reversion period of four quarters and reverts to the historical mean on a straight-line basis over the remaining life of the loans.

Qualitative factors used in the ACL methodology include the following:

- Changes in lending policies, procedures, and underwriting standards

- Changes in portfolio composition and concentrations of credit

- Peer group trends and divergence

The ACL for individual loans, such as nonaccrual and PCD, that do not share risk characteristics with other loans is measured as the difference between the discounted value of expected future cash flows, based on the effective interest rate at origination, and the amortized cost basis of the loan, or the net realizable value. The ACL is the difference between the loan's net realizable value and its amortized cost basis (net of previous charge-offs and deferred loan fees and costs), except for collateral-dependent loans. A loan is collateral dependent when the borrower is experiencing financial difficulty and repayment of the loan is expected to be provided substantially through the sale of the collateral. The expected credit loss for collateral-dependent loans is measured as the difference between the amortized cost basis of the loan and the fair value of the collateral, adjusted for estimated costs to sell, when repayment is expected to be provided substantially through the sale of the collateral. Fair value estimates for collateral-dependent loans are derived from appraised values based on the current market value or the "as-is" value of the collateral, normally from recently received and reviewed appraisals. Current appraisals are ordered on a regular basis based on the inspection date or more often if market conditions are necessitated. Appraisals are obtained from state-certified appraisers and are based on certain assumptions, which may include construction or development status and the highest and best use of the property. These appraisals are reviewed by Mid Penn's Appraisal Review Department to ensure they are acceptable, and values are adjusted down for costs associated with asset disposal. If the calculated expected credit loss is determined to be permanent or not recoverable, the amount of the expected credit loss is charged off.

Loans are charged off against the allowance for credit losses on loans, with any subsequent recoveries credited back to the allowance. Expected recoveries may not exceed the aggregate of amounts previously charged off and expected to be charged off.

Premises and Equipment

Land is carried at cost. Buildings, furniture, fixtures, equipment, land improvements, and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method over the estimated useful lives of the assets. Building assets are depreciated using an estimated useful life of five to fifty years. Furniture, fixtures, and equipment are depreciated using an estimated useful life of three to ten years. Land improvements are depreciated over an estimated useful life of ten to twenty years. Leasehold improvements are depreciated using an estimated useful life that is the lesser of the remaining life of the lease or ten to fifteen years. Maintenance and normal repairs are charged to expense when incurred, while major additions and improvements are capitalized. Gains and losses on disposals are reflected in current operations.

The Corporation reviews the carrying value of long-lived assets and certain identifiable intangibles for impairment whenever events and changes in circumstances indicate that the carrying amount of an asset may not be recoverable, as prescribed by ASC Topic 360, "Accounting for the Impairment or Disposal of Long-Lived Assets".

Bank Premises and Equipment Held-For-Sale

Bank premises and equipment designated as held-for-sale are included in Other Assets on the Balance Sheet and are carried at the lower of cost or market value, and totaled $475 thousand and $702 thousand as of December 31, 2025 and 2024, respectively. The $228 thousand decrease in balance as of December 31, 2025 related to the writedown of one property in 2025. As of December 31, 2025, one property remained for sale.

Foreclosed Assets Held-for-Sale

Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at their fair value less estimated disposition costs. When such assets are acquired, any shortfall between the loan carrying value and the estimated fair value of the underlying collateral less disposition costs is recorded as an adjustment to the allowance for loan losses while any excess is recognized in income. The Corporation periodically performs a valuation of the property held; any excess of carrying value over fair value less disposition costs is charged to earnings as impairment. Routine maintenance and real estate taxes are expensed as incurred.

Bank-Owned Life Insurance ("BOLI")

Mid Penn is the owner and beneficiary of BOLI policies on current and former Mid Penn directors, as well as BOLI policies acquired through the Phoenix, First Priority, Riverview, Brunswick, and William Penn acquisitions covering certain former Miners Bank, First Priority, Riverview, Brunswick, and William Penn employees. These policies are recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement, if applicable. Increases in the cash surrender value of these policies are included in noninterest income in the Consolidated Statements of Income. The Corporation's BOLI policies are invested in general account and hybrid account products that have been underwritten by highly-rated third party insurance carriers.

Mid Penn is also party to certain Split-Dollar Life Insurance Arrangements, and in accordance with GAAP, has accrued a liability related to the postretirement benefit under endorsement split-dollar life insurance arrangements, as well as a liability for the future death benefit obligation.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over the underlying fair value of merged entities. We assess goodwill for impairment annually as of October 31 of each year. The Corporation has one reporting unit, community banking, which includes the Bank, its wholly-owned banking subsidiary. If certain events occur which indicate goodwill might be impaired between annual tests, goodwill must be tested when such events occur. In making this assessment, we use the widely accepted valuation techniques, including the public company market change of control approach and the peer group change of control approach, to determine the fair valuation of the reporting unit. Both approaches include earnings and price-to-tangible book value multiples of comparable public companies, which are applied to the earnings and equity of the reporting unit. The projected tangible book value ("TBV") multiple serves as an indicator of whether the market price or perceived value of the Corporation's tangible assets exceeds its book value. In 2025, the Corporation applied a control premium based on its review of observable transactions and comparable marketplace data. Several factors are considered, such as operating results, business plans, economic projections, anticipated future cash flows, current market data, etc. There are inherent uncertainties related to these factors and our judgment in applying them to the analysis of goodwill impairment. Changes in economic and operating conditions could result in goodwill impairment in future periods. The Corporation did not identify any impairment on its outstanding goodwill from its most recent testing, which was performed as of October 31, 2025.

Core deposit intangible ("CDI") is a measure of the value of checking and savings deposits acquired in business combinations. The fair value of the CDI stemming from any given business combination is based on the present value of the expected cost savings attributable to the core deposit funding relative to an alternative source of funding. CDI is amortized over the estimated useful lives of the existing deposit relationships acquired, but does not exceed ten years. Significantly all CDI is amortized using the sum-of-the-years'-digits method.

Customer list intangibles are a measure of the inherent value of certain customer arrangements acquired in business combinations. The fair value of the customer list is based on the income approach which employs a present value analysis, which calculates the expected after-tax cash flow benefits of the net revenues generated by the acquired customers over the expected life of the acquired customers, discounted at a long-term market-oriented after-tax rate of return on investment. The value assigned to the acquired customers represents the future economic benefit from acquiring the customers (net of operating expenses). The customer list is amortized over a 10 to 20-year projection period, a sufficient time to capture the economic value of the customer list given an assumed customer attrition rate.

The Corporation evaluates such identifiable intangibles for impairment when events and circumstances indicate that its carrying amount may not be recoverable. If an impairment loss is determined to exist, the loss is reflected as an impairment charge in the Consolidated Statements of Income for the period in which such impairment is identified. No impairment charges were required for the years ended December 31, 2025, 2024, or 2023.

Leases

Mid Penn leases certain premises and equipment and recognizes a right-of-use ("ROU") asset and a related lease liability for each distinct lease agreement. The lease ROU asset consists of the amount of the initial measurement of the lease liability, adjusted for any lease payments made to the lessor at or before the commencement date, minus any lease incentives received, and any initial direct costs incurred by the lessee (defined as costs of a lease that would not have been incurred had the lease not been executed). The related lease liability is equal to the present value of the future lease payments, discounted using the rate implicit in the lease (or if that rate cannot be readily determined, the lessee's incremental borrowing rate). Given that the rate implicit in the lease is rarely available, all lease liability amounts are calculated using Mid Penn's incremental borrowing rate at lease inception, on a collateralized basis, for a similar term. For operating leases existing prior to January 1, 2019, the rate for the remaining lease term as of January 1, 2019 was used.

Operating and finance lease ROU assets, as well as operating lease liabilities, are presented as separate line items on the Consolidated Balance Sheet, while finance lease liabilities are classified as a component of long-term debt.

Operating lease expense, recognized as a component of occupancy expense on the Consolidated Statements of Income, consists of a single lease cost calculated so that the remaining cost of the lease is allocated over the remaining lease term on a straight-line basis. Operating lease expense also includes variable lease payments not included in the lease liability and any impairment of the ROU asset. Finance lease expense consists of the amortization of the ROU asset, recognized as a component of occupancy expense and interest expense on the lease liability, which is recorded as a component of other interest expense, both on the Consolidated Statements of Income.

In assessing whether a contract contains a lease, Mid Penn reviews third-party agreements to determine if the contract conveys the right to control the use of identified property, plant, or equipment for a period of time in exchange for consideration, and grants Mid Penn the right to both obtain substantially all of the economic benefits from the identified asset's use and the direct the use of the identified asset throughout the term of the agreement.

Upon identification that a lease agreement exists, Mid Penn performs an assessment of the consideration to be paid related to the identified asset and quantifies both the lease components, consisting of consideration paid to transfer a good or service to Mid Penn and non-lease components, consisting of consideration paid for distinct elements of the contract that are not related to securing the use of the leased asset, such as property taxes, common area maintenance, utilities, and insurance.

Many of Mid Penn's lease agreements include options to extend or renew contracts subsequent to the expiration of the initial lease term. Additionally, for leases that contain escalation clauses related to consumer or other price indices, Mid Penn includes the known lease payment amount as of the commencement date in the calculation of ROU assets and related lease liabilities. Subsequent increases in rental payments over the known amount at the commencement date due to increase in the indices will be expensed as incurred.

None of Mid Penn's lease agreements include residual value guarantees or material variable lease payments. Mid Penn does not have material restrictions or covenants imposed by leases that would impact Mid Penn's ability to pay dividends or cause Mid Penn to incur additional financial obligations.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes changes in unrealized gains and losses on securities available-for-sale arising during the period and reclassification adjustments for realized gains and losses on securities available-for-sale included in net income. Mid Penn has an unfunded noncontributory defined benefit plan for directors and other postretirement benefit plans covering full-time employees. These plans utilize assumptions and methods to calculate the fair value of plan assets and recognizing the overfunded and underfunded status of the plans on its Consolidated Balance Sheet. Gains and losses, prior service costs and credits are recognized in other comprehensive income (loss), net of tax, until they are amortized, or immediately upon curtailment.

Trust and Wealth Management Assets and Income

Assets held by the Bank in a fiduciary or agency capacity for customers of the Bank's Trust and Wealth Management departments of the Bank are not included in the Consolidated Financial Statements since such items are not assets of the Bank. Assets under management totaled $1.0 billion as of December 31, 2025, Trust and wealth income is generally recognized as earned, which is not materially different from recognition on accrual basis.

Revenue Recognition

Mid Penn recognizes revenue when earned based upon contractual terms, as transactions occur, or as related services are provided, and collectability is reasonably assured. The largest source of revenue for Mid Penn is interest income. Noninterest income is earned from various banking and financial services that Mid Penn offers through its subsidiaries. In certain circumstances, noninterest income is reported net of associated expenses. Following is further detail on the various types of noninterest income Mid Penn earns and when it recognized:

Interest Income - primarily recognized on an accrual basis according to loan agreements, investment securities contracts or other such written contracts.

Income from Fiduciary and Wealth Management Activities - consists of trust, wealth management, and investment management fee income, brokerage transaction fee income, and estate fee income. Trust, wealth management, and investment management fee income consists of advisory fees that are typically based on market values of clients' managed portfolios and transaction fees for fiduciary services performed, both of which are recognized as earned. Brokerage transaction fee income includes advisory fees, which are recognized as earned on a monthly basis and transaction fees that are recognized when transactions occur. Payment is typically received in the following month. Estate fee income is recognized as services are performed over the service period, generally eighteen months.

ATM Debit Card Interchange Income - consists of interchange fees earned when Mid Penn's debit cards are processed through card payments networks. The interchange fee is calculated as a percentage of the total electronic funds transfer ("EFT") transaction plus a per-transaction fee, which varies based on the type of card used, the method used to process the EFT transaction, and the type of business at which the transaction was processed. Revenue is recognized daily as transactions occur and interchange fees are subsequently processed. Payment for interchange activity is received primarily daily, while some fees are aggregated and payment is received in the following month.

Service Charges on Deposits - consists of cash management, overdraft, non-sufficient fund fees and other service charges on deposit accounts. Revenue is primarily transactional and recognized when earned, which is at the time the respective initiating transaction occurs, and the related service charge is subsequently processed. Payment for service charges on deposit accounts is primarily received immediately or in the following month through a direct charge to the customers' accounts.

Mortgage Banking Income - consists of gains or losses on the sale of residential mortgage loans and is recognized when the sale is completed.

Mortgage Hedging Income - relates to the changes in fair value of interest rate locks, forward mortgage loan sales commitments and hedging instruments on forward sales commitments.

Other Income - includes credit card royalties, check orders, letter of credit fees and merchant services income. These fees are primarily transactional, and revenue is recognized when transactions occur, and the related services are subsequently processed. Payment is primarily received immediately or in the following month.

Mid Penn does not exercise significant judgment in the recognition of income, as income is generally not recognized until the related performance obligation has been satisfied.

MID PENN BANCORP, INC.

Derivative Financial Instruments

Loan-level Interest Rate Swaps

The Corporation offers certain derivative products directly to qualified commercial lending clients seeking to manage their interest rate risk. The Corporation economically hedges interest rate swap transactions to execute with commercial lending clients by entering into offsetting interest rate swap transactions with institutional derivatives market participants. Derivative transactions executed as part of this program are not designed as qualifying hedging relationships and are, therefore, carried at fair value with the change in fair value recorded as noninterest income. Because these derivatives generally have mirror-image contractual terms, in addition to collateral provisions which mitigate the impact of non-performance risk, the changes in fair value are expected to substantially offset.

Cash Flow Hedges of Interest Rate Risk

Mid Penn's objectives in using interest rate derivatives are to reduce volatility in net interest income and to manage its exposure to interest rate movements. To accomplish this objective, Mid Penn primarily uses interest rate swaps as part of its interest rate risk management strategy. Beginning in the first quarter of 2023, Mid Penn entered into interest rate swaps designated as cash flow hedges to hedge the cash flows associated with existing brokered CDs.

For derivatives designated and that qualify as cash flow hedges of interest rate risk, the unrealized gain or loss on the derivative is recorded in AOCI and subsequently reclassified into interest income in the same period during which the hedged transaction affects earnings. Amounts reported in AOCI related to derivatives will be reclassified to interest income as interest payments are made on the hedged liabilities.

Mortgage Banking Derivative Financial Instruments

In connection with its mortgage banking activities, Mid Penn entered into commitments to originate certain fixed-rate residential mortgage loans for customers, also referred to as interest rate locks. In addition, Mid Penn entered into forward commitments for the future sales or purchases of mortgage-backed securities to or from third-party counterparties to hedge the effect of changes in interest rates on the values of both the interest rate locks and mortgage loans held-for-sale. Forward sales commitments may also be in the form of commitments to sell individual mortgage loans at a fixed price at a future date. The amount necessary to settle each interest rate lock was based on the price that secondary market investors would pay for loans with similar characteristics, including interest rate and term, as of the date fair value is measured.

Income Taxes

Income tax expense is determined using the asset and liability method and consists of income taxes that are currently payable and deferred income taxes. Deferred income tax expense (benefit) is determined by recognizing deferred tax assets and liabilities for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates that are expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled. Changes in tax rates on deferred tax assets and liabilities are recognized in income in the period that includes the enactment date.

A valuation allowance is established for deferred tax assets when management determines that it is more-likely-than-not that some portion or all of a deferred tax asset will not be realized. In making such determinations, the Corporation considers all available positive and negative evidence that may impact the realization of deferred tax assets. These considerations include future reversals of existing taxable temporary differences, projected future taxable income, and available tax planning strategies.

The Corporation files a consolidated federal income tax return including the results of its wholly-owned subsidiaries. The Corporation estimates income taxes payable based on the amount it expects to owe the various tax authorities (i.e., federal and state). Income taxes represent the net estimated amount due to, or to be received from, such tax authorities. In estimating income taxes, management assesses the relative merits and risks of the appropriate tax treatment of transactions, taking into account statutory, judicial, and regulatory guidance in the context of the Corporation's tax position. Although the Corporation uses the best available information to record income taxes, underlying estimates and assumptions can change over time as a result of unanticipated events or circumstances such as changes in tax laws and judicial guidance influencing its overall tax position.

An uncertain tax position is recognized only if it is more-likely-than-not to be sustained upon examination, including resolution of any related appeals or litigation process, based on the technical merits of the position. The amount of tax benefit recognized in the financial statements is the largest amount of benefit that is more than fifty percent likely to be sustained upon ultimate settlement of the uncertain tax position. If the initial assessment fails to result in recognition of a tax benefit, the Corporation subsequently recognizes a tax benefit if there are changes in tax law or case law that raise the likelihood of prevailing on the technical merits of the position to more-likely-than-not, the statute of limitations expires, or there is a completion of an examination resulting in a settlement of that tax year or position with the appropriate agency. The Corporation's policy is to classify interest and penalties associated with income taxes within other expenses.

The Corporation is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods. Management believes it is no longer subject to income tax examinations for years prior to 2022.

The adoption of ASU 2023-09 did not impact the Corporation's accounting for income taxes, but expanded certain income tax disclosure requirements. See Note 16 - Income Taxes for additional information, including the disclosures related to the adoption of ASU 2023-09.

Off-Balance Sheet Arrangements

The Corporation enters into contractual loan commitments to extend credit, normally with fixed expiration dates or termination clauses, at specified rates and for specific purposes. Since a portion of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Substantially all of the commitments to extend credit are contingent upon customers maintaining specific credit standards until the time of loan funding. The Corporation decreases its exposure to loss under these commitments by subjecting them to credit approval and monitoring procedures.

Standby letters of credit are written conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. In the event the customer does not perform in accordance with the terms of the agreement with the third party, the Corporation would be required to fund the commitment. The maximum potential amount of future payments the Corporation could be required to make is represented by the contractual amount of the commitment. If the commitment is funded, the Corporation would be entitled to seek recovery from the customer. The Corporation's policies generally require that standby letter of credit arrangements contain security and debt covenants similar to those contained in loan agreements.

Earnings per Common Share

The Corporation presents basic and diluted earnings per common share ("EPS") data for its common stock. Basic EPS is calculated by dividing the net income attributable to shareholders of the Corporation by the weighted-average number of shares of common stock outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to shareholders and the weighted-average number of shares of common stock outstanding adjusted for the effects of all dilutive potential common shares, including those arising from stock-based compensation awards such as restricted stock and stock options, using the treasury stock method.

Treasury Stock

Common stock held in treasury is accounted for using the cost method, which treats stock held in treasury as a reduction to total stockholders' equity. The shares may be purchased in the open market or in privately negotiated transactions from time to time depending upon the market conditions and other factors over a one-year period or such longer period of time as may be necessary to complete such repurchases.

Recent Accounting Pronouncements

Accounting Standards Adopted in 2025

ASU 2023-09: The FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures.*

ASU 2023-09 amends the ASC to enhance income tax disclosures by requiring entities to disclose income taxes paid (net of refunds received) disaggregated by federal, state and foreign taxes. Additionally, entities are required to disclose amounts greater than 5% of the total income taxes paid to an individual jurisdiction. The Company adopted this standard on a prospective basis in 2025. Prior period amounts were not adjusted. Adoption did not have a material impact on the Company's consolidated financial statements.

ASU 2024-02: The FASB issued ASU 2024-02, *Codification Improvements—Amendments to Remove References to the Concepts Statements.*

This ASU contains amendments to the Codification that remove references to various FASB Concepts Statements. The Company adopted this standard in 2025. Adoption did not have a material impact on the Company's consolidated financial statements.

Accounting Standards Pending Adoption

ASU 2023-06: The FASB issued ASU 2023-06, *Disclosure Improvements - Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative*.

ASU 2023-06 amends the ASC to incorporate certain disclosure requirements from SEC Release No. 33-10532 - Disclosure Update and Simplification that was issued in 2018. The effective date for each amendment will be the date on which the SEC's removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. ASU 2023-06 is not expected to have a significant impact on our financial statements.

ASU 2024-03: The FASB issued ASU 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*

The amendments in the ASU improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. The amendments are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. ASU 2024-03 is not expected to have a significant impact on the Corporation's financial statements.

ASU 2024-04: The FASB issued ASU - 2024-04, *Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments*

The amendments in the ASU clarify the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. The amendments in the ASU are effective for all entities for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted for all entities that have adopted the amendments in ASU2020-06. ASU 2024-04 is not expected to have a significant impact on the Corporation's financial statements.

ASU 2025-01 - The FASB issued ASU 2025-01, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date*

The amendments in the ASU clarify the effective date of ASU 2024-03 which requires public business entities to disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. The amendments in the ASU are effective for the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. ASU 2025-01 is not expected to have a significant impact on the Corporation's financial statements.

MID PENN BANCORP, INC.

ASU 2025-06 - The FASB issued ASU 2025-06, *Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software*

The amendments in this ASU apply to all entities subject to the internal-use software guidance in Subtopic 350-40. The amendments also apply to all entities that account for website development costs in accordance with Subtopic 350-50, Intangibles—Goodwill and Other—Website Development Costs. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period. ASU 2025-06 is not expected to have a significant impact on the Corporation's financial statements.

ASU 2025-08 - The FASB issued ASU 2025-08, *Financial Instruments - Credit Losses (Topic 326): Purchased Loans*

The amendments in this ASU apply to all entities subject to the guidance in Topic 326, including public business entities, private companies, and not-for-profit entities. The amendments in this ASU are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The amendments in this ASU should be applied prospectively to loans that are acquired on or after the initial application date. Early adoption is permitted in an interim or annual reporting period in which financial statements have not yet been issued or made available for issuance. The Company is currently evaluating the impact of this guidance on its consolidated financial statements. While the adoption of this ASU is not expected to have a material impact on the Company's existing loan portfolio, it may impact the accounting for future loan acquisitions and business acquisitions.

ASU 2025-09 - The FASB issued ASU 2025-09, *Derivatives and Hedging (Topic 815): Hedge Accounting Improvements*

The amendments in this ASU refine hedge accounting guidance to better align accounting with risk management strategies. The amendments are effective for fiscal years beginning after December 15, 2026, including interim periods therein. Early adoption is permitted. ASU 2025-09 is not expected to have a significant impact on the Corporation's financial statements.

ASU 2025-11 - The FASB issued ASU 2025-11, *Interim Reporting (Topic 270): Narrow Scope Improvements*

The amendments in this ASU clarify and improve guidance on interim financial statements and disclosures. The amendments will be effective for interim reporting periods within annual periods beginning after December 15, 2027, for public business entities. Early adoption is permitted. The Company is evaluating the effects of the ASU and does not expect adoption to have a material impact on its consolidated financial statements.

ASU 2025-12 - The FASB issued ASU 2025-12, *Codification Improvements*

The amendments in this ASU clarify and correct existing guidance in the Accounting Standards Codification. The amendments are effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. Early adoption is permitted. ASU 2025-12 is not expected to have a significant impact on the Corporation's consolidated financial statements.

Management does not expect the adoption of any other recently issued accounting standards to have a material impact on the Corporation's consolidated financial statements.

MID PENN BANCORP, INC.

Note 2 -Business Combinations

Commonwealth Benefits Group Acquisition

On July 31, 2024, Mid Penn acquired the insurance business and related accounts of a full-service employee benefits firm that serves mid to large employers across central and eastern Pennsylvania, northern Maryland, and northern Virginia, for a purchase price of $2.0 million at closing and an additional $800 thousand potentially payable pursuant to a three-year earnout.

Mid Penn has recognized total goodwill of $1.1 million, which is calculated as the excess of both the consideration exchanged and liabilities assumed compared to the fair value of identifiable assets acquired.

Mid Penn incurred expenses related to the Commonwealth Benefits Group acquisition of $545 thousand for the year ended December 31, 2024, which is included in noninterest expense in the Consolidated Statements of Income.

Charis Insurance Group, Inc. Acquisition

On May 12, 2025, Mid Penn acquired the insurance business and related accounts of Charis Insurance Group, Inc. (Charis Insurance Group), which provides business, home and auto insurance throughout central and southern Pennsylvania, for a cash purchase price of $4.0 million.

Mid Penn has recognized total goodwill of $1.6 million, which is calculated as the excess of both the consideration exchanged and liabilities assumed compared to the fair value of identifiable assets acquired.

Mid Penn incurred expenses related to the Charis Insurance Group acquisition of $164 thousand for the year ended December 31, 2025, which is included in noninterest expense in the Consolidated Statements of Income.

William Penn Acquisition

On April 30, 2025, Mid Penn completed its acquisition of 100% of the outstanding shares of William Penn through the merger of William Penn with and into Mid Penn.

This transaction included the acquisition of 12 branches, further expanding Mid Penn's presence in the Philadelphia region and surrounding counties in Pennsylvania and New Jersey.

The merger was an all-stock transaction valued at approximately $103.2 million, based on Mid Penn's common stock closing price of $29.05 on April 30, 2025. Each share of William Penn common stock issued and outstanding as of April 30, 2025, was converted into 0.426 shares of Mid Penn common stock. As a result of the acquisition, Mid Penn issued 3,506,795 shares of Mid Penn common stock as consideration for the $103.2 million purchase price. The Corporation also granted replacement awards for 538,447 stock options, with a fair value of $3.1 million to continuing employees of William Penn. Of this amount, $1.3 million related to pre-combination vesting and was included in purchase price consideration, and $1.8 million related to post-combination vesting and will be recognized as expense of the combined company over the remaining vesting period.

Mid Penn has recognized total goodwill of $6.9 million, and a core deposit intangible asset of $9.0 million as a result of this acquisition. This is calculated as the excess of both the consideration exchanged and liabilities assumed compared to the fair value of identifiable assets acquired. Goodwill is primarily comprised of expected synergies and an assembled workforce. Goodwill is not deductible for income tax purposes.

Mid Penn incurred merger-related expenses related to the William Penn Acquisition of $10.1 million for the year ended December 31, 2025, respectively, which is included in noninterest expense in the Consolidated Statements of Income.

Purchased loans and leases that reflect a more-than-insignificant deterioration of credit from origination are considered PCD. Mid Penn considers various factors in connection with the identification of more-than-insignificant deterioration in credit, including but not limited to nonperforming status, delinquency, risk ratings, FICO scores and other qualitative factors that indicate deterioration in credit quality since origination. For PCD loans and leases, the initial estimate of expected credit losses is recognized in the ACL on the date of acquisition using the same methodology as other loans and leases held-for-investment.

MID PENN BANCORP, INC.

As part of the William Penn Acquisition, Mid Penn acquired non-PCD and PCD loans and leases of $355.5 million and $49.8 million, respectively. The initial provision expense for non-PCD loans associated with the William Penn Acquisition was $2.3 million. The non-credit discount on the PCD loans and leases was $15 thousand and the Day 1 fair value adjustment was $343 thousand.

Estimated fair values of the assets acquired and liabilities assumed in the William Penn Acquisition as of the closing date are as follows:

(In thousands)		
Assets acquired:		
Cash and cash equivalents	$	41,404
Federal funds sold		553
Investment securities		186,564
Loans		405,271
Core deposit intangible		9,002
Premises and equipment		6,858
Operating lease right-of-use asset		6,340
Cash surrender value of life insurance		42,928
Deferred income taxes		15,399
Accrued interest receivable		2,271
Other assets		9,947
Total assets acquired	$	726,537
Liabilities assumed:		
Deposits:		
Noninterest-bearing demand	$	61,677
Interest-bearing demand		121,522
Money market		178,285
Savings		76,983
Time		181,293
Operating lease liability		6,340
Accrued interest payable		29
Other liabilities		4,052
Total liabilities assumed	$	630,181
Consideration transferred	$	103,213
Fair value of common stock issued		103,206
Cash paid in lieu of fractional shares		7
Total	$	103,213
Reconciliation to consideration transferred:		
Total assets acquired		726,537
Total liabilities assumed		630,181
Net assets acquired		96,356
Goodwill		6,857
Consideration transferred	$	103,213

MID PENN BANCORP, INC.

The fair values of assets acquired and liabilities assumed are based on preliminary estimates and, as permitted under GAAP, Mid Penn has up to twelve months following the date of the merger to finalize the fair values of the acquired assets and assumed liabilities related to the merger. During the year ended December 31, 2025, the Company recorded measurement period adjustments related primarily to income taxes, resulting in a decrease to goodwill of $1.1 million. The Company remains within the one-year measurement period as of December 31, 2025.

From the acquisition date of April 30, 2025 through December 31, 2025, William Penn contributed approximately $14.2 million of total revenue and $653 thousand of net income to Mid Penn's consolidated results for the year ended December 31, 2025.

The following supplemental unaudited pro forma information presents certain financial results for the year ended December 31, 2025 and 2024 as if the merger of William Penn was effective as of January 1, 2024. The supplemental unaudited pro forma financial information included in the table below is based on various estimates and is presented for informational purposes only and does not indicate the results of operations of the combined company that would have been achieved for the periods presented had the transaction been completed as of the date indicated or that may be achieved in the future.

	(Unaudited)			
	Year Ended December 31,			
(In thousands)	**2025**		**2024**	
Net interest income after provision for credit losses - loans	$	**206,082**	$	172,535
Noninterest income		**27,977**		25,476
Noninterest expense		**152,449**		139,678
Net income	$	**56,676**	$	48,229

1st Colonial Acquisition

On September 24, 2025, Mid Penn entered into a Merger Agreement with 1st Colonial, in a cash and stock deal valued at nearly $101 million. On February 27, 2026, Mid Penn completed its acquisition of 1st Colonial. At the effective time of the Merger, 1st Colonial merged with and into Mid Penn with Mid Penn surviving the Merger. Promptly following the Merger, 1st Colonial Community Bank, 1st Colonial's wholly owned bank subsidiary, merged with and into the Bank with the Bank surviving.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger, each share of 1st Colonial's common stock, par value $0.0 per share, issued and outstanding immediately prior to the effective time of the Merger, was converted into the right to receive, at the election of the holder of such shares of 1st Colonial common stock, and subject to adjustment and proration as described in the Merger Agreement, either (a) 0.6945 of a share of Mid Penn common stock and cash in lieu of fractional shares or (b) $18.50 in cash.

Cumberland Advisors Acquisition

On September 25, 2025, Mid Penn entered into an agreement to acquire Cumberland Advisors, Inc., a registered investment advisory firm, for a purchase price at closing of $5.5 million, and the acquisition was completed on January 1, 2026. Seventy percent of the purchase price was paid in Mid Penn common stock, with the remaining balance paid in cash. The agreement also provides for a potential additional cash payment by Mid Penn of up to $1.0 million pursuant to an earn-out arrangement, as well as the issuance of approximately 300,000 stock appreciation rights having a maximum aggregate value of $1.2 million.

MID PENN BANCORP, INC.

Note 3 - Investment Securities

AFS Securities

As of December 31, 2025, the fair value of AFS securities totaled $416.3 million. As of December 31, 2025, no securities were identified that violated credit loss triggers; therefore, no discounted cash flow analysis was required. As of December 31, 2025, the Corporation recorded no allowance for credit losses on any available-for-sale debt securities.

Accrued interest receivable is excluded from the estimate of credit losses for AFS securities. As of December 31, 2025, accrued interest receivable totaled $1.8 million for AFS securities, and was reported in accrued interest receivable on the accompanying Consolidated Balance Sheet.

HTM Securities

As of December 31, 2025, Mid Penn's HTM securities totaled $347.3 million. The Corporation primarily held highly rated HTM securities, including taxable and tax-exempt securities issued mainly by the U.S government, state governments, and political subdivisions. As of December 31, 2025, the majority of Mid Penn's HTM securities were rated as A1/BBB by Moody's and/or Standard & Poor's ratings services. Credit ratings of HTM securities, which are a key factor in estimating expected credit losses, are reviewed on a quarterly basis. Management has the intent and ability to hold these securities to maturity.

As of December 31, 2025, there were no HTM securities that were past due 30 days or more as to principal or interest payments. Additionally, Mid Penn had no HTM securities classified as nonaccrual as of December 31, 2025. As of December 31, 2025, the Corporation recorded no allowance for credit losses on any held-to-maturity debt securities.

Accrued interest receivable is excluded from the estimate of credit losses for HTM securities. As of December 31, 2025, accrued interest receivable totaled $1.5 million for HTM securities and was reported in accrued interest receivable on the accompanying Consolidated Balance Sheet.

The following tables set forth the amortized cost and estimated fair value of investment securities for the periods presented:

			December 31, 2025		
(In thousands)	**Amortized Cost**		**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Estimated Fair Value**
Available-for-sale					
U.S. Treasury and U.S. government agencies	$	19,446	$ —	$ 380	$ 19,066
Mortgage-backed U.S. government agencies		361,109	3,788	11,500	353,397
State and political subdivision obligations		4,319	—	485	3,834
Corporate debt securities		41,638	249	1,870	40,017
Total available-for-sale debt securities	$	426,512	$ 4,037	$ 14,235	$ 416,314
Held-to-maturity					
U.S. Treasury and U.S. government agencies	$	231,980	$ —	$ 16,566	$ 215,414
Mortgage-backed U.S. government agencies		32,418	4	3,747	28,675
State and political subdivision obligations		67,441	12	4,043	63,410
Corporate debt securities		15,446	—	1,243	14,203
Total held-to-maturity debt securities		347,285	16	25,599	321,702
Total	$	773,797	$ 4,053	$ 39,834	$ 738,016

MID PENN BANCORP, INC.

| (In thousands) | December 31, 2024 | | | | | | | |
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Estimated Fair Value	
Available-for-sale								
U.S. Treasury and U.S. government agencies	$	22,247	$	—	$	740	$	21,507
Mortgage-backed U.S. government agencies		222,464		11		19,531		202,944
State and political subdivision obligations		4,309		—		713		3,596
Corporate debt securities		35,750		—		3,320		32,430
Total available-for-sale debt securities	$	284,770	$	11	$	24,304	$	260,477
Held-to-maturity								
U.S. Treasury and U.S. government agencies	$	241,941	$	—	$	28,133	$	213,808
Mortgage-backed U.S. government agencies		37,593		—		5,508		32,085
State and political subdivision obligations		77,462		—		6,840		70,622
Corporate debt securities		25,451		—		1,318		24,133
Total held-to-maturity debt securities		382,447		—		41,799		340,648
Total	$	667,217	$	11	$	66,103	$	601,125

Estimated fair values of debt securities are based on quoted market prices, where applicable. If quoted market prices are not available, fair values are based on quoted market prices of instruments of a similar type, credit quality and structure, adjusted for differences between the quoted instruments and the instruments being valued. See "Note 13 - Fair Value Measurement," for additional information.

Investment securities having a fair value of $544.7 million as of December 31, 2025, and $440.0 million as of December 31, 2024, were pledged primarily to secure public deposits, some Trust department deposit accounts, and certain other borrowings. In accordance with legal provisions for alternatives other than pledging of investments, Mid Penn also obtains letters of credit from the FHLB to secure certain public deposits. These FHLB letter of credit commitments totaled $162.5 million as of December 31, 2025 and $156.0 million as of December 31, 2024.

MID PENN BANCORP, INC.

The following tables present gross unrealized losses and fair value of debt investment securities aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2025 and 2024:

(Dollars in thousands)	Less Than 12 Months			12 Months or More			Total		
December 31, 2025	Number of Securities	Estimated Fair Value	Gross Unrealized Losses	Number of Securities	Estimated Fair Value	Gross Unrealized Losses	Number of Securities	Estimated Fair Value	Gross Unrealized Losses
Available-for-sale debt securities:									
U.S. Treasury and U.S. government agencies	—	$ —	$ —	10	$ 19,066	$ 380	10	$ 19,066	$ 380
Mortgage-backed U.S. government agencies	27	208,676	141	91	144,721	11,359	118	353,397	11,500
State and political subdivision obligations	1	24	—	8	3,810	485	9	3,834	485
Corporate debt securities	8	18,573	64	14	21,444	1,806	22	40,017	1,870
Total available-for-sale debt securities	36	$ 227,273	$ 205	123	$ 189,041	$ 14,030	159	$ 416,314	$ 14,235
Held-to-maturity debt securities:									
U.S. Treasury and U.S. government agencies	—	$ —	$ —	137	$ 215,414	$ 16,566	137	$ 215,414	$ 16,566
Mortgage-backed U.S. government agencies	4	423	—	60	28,252	3,747	64	28,675	3,747
State and political subdivision obligations	12	4,401	2	139	59,009	4,041	151	63,410	4,043
Corporate debt securities	3	3,368	128	9	10,835	1,115	12	14,203	1,243
Total held-to-maturity debt securities	19	8,192	130	345	313,510	25,469	364	321,702	25,599
Total	55	$ 235,465	$ 335	468	$ 502,551	$ 39,499	523	$ 738,016	$ 39,834

(Dollars in thousands)	Less Than 12 Months			12 Months or More			Total		
December 31, 2024	Number of Securities	Estimated Fair Value	Gross Unrealized Losses	Number of Securities	Estimated Fair Value	Gross Unrealized Losses	Number of Securities	Estimated Fair Value	Gross Unrealized Losses
Available-for-sale securities:									
U.S. Treasury and U.S. government agencies	—	$ —	$ —	12	$ 21,507	$ 740	12	$ 21,507	$ 740
Mortgage-backed U.S. government agencies	9	72,499	1,847	91	130,445	17,684	100	202,944	19,531
State and political subdivision obligations	—	—	—	8	3,596	713	8	3,596	713
Corporate debt securities	—	—	—	18	32,430	3,320	18	32,430	3,320
Total available-for-sale securities	9	$ 72,499	$ 1,847	129	$ 187,978	$ 22,457	138	$ 260,477	$ 24,304
Held-to-maturity securities:									
U.S. Treasury and U.S. government agencies	—	$ —	$ —	143	$ 213,808	$ 28,133	143	$ 213,808	$ 28,133
Mortgage-backed U.S. government agencies	2	163	1	62	31,922	5,507	64	32,085	5,508
State and political subdivision obligations	8	3,176	30	169	67,446	6,810	177	70,622	6,840
Corporate debt securities	4	10,500	—	11	13,633	1,318	15	24,133	1,318
Total held-to-maturity securities	14	13,839	31	385	326,809	41,768	399	340,648	41,799
Total	23	$ 86,338	$ 1,878	514	$ 514,787	$ 64,225	537	$ 601,125	$ 66,103

As of December 31, 2025 and 2024, the majority of the unrealized losses on securities in an unrealized loss position were attributable to U.S. Treasury and U.S. government agencies, and mortgage-backed U.S. government agencies.

The Corporation evaluates debt securities for credit losses in accordance with ASC 326. Mid Penn had no securities considered by management to be credit related losses as of December 31, 2025 and December 31, 2024, and did not record any securities losses in the respective periods ended on these dates. Mid Penn does not consider the securities with unrealized losses on the respective dates to be credit related losses as the unrealized losses were deemed to be temporary changes in value related to market movements in interest yields at various periods similar to the maturity dates of holdings in the investment portfolio, and not reflective of an erosion of credit quality.

There was $10 thousand and zero gross realized gains on the sale of AFS securities as of December 31, 2025 and December 31, 2024, respectively.

MID PENN BANCORP, INC.

The table below illustrates the contractual maturity of debt investment securities at amortized cost and estimated fair value. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay with or without call or prepayment penalties.

| *(In thousands)* | Available-for-sale | | Held-to-maturity | |
| | Amortized Cost | Fair Value | Amortized Cost | Fair Value |
December 31, 2025				
Due in 1 year or less	$ 3,000	$ 2,945	$ 31,445	$ 31,080
Due after 1 year but within 5 years	23,742	23,499	140,793	133,953
Due after 5 years but within 10 years	37,817	35,797	131,708	118,463
Due after 10 years	844	676	10,921	9,531
	65,403	62,917	314,867	293,027
Mortgage-backed securities	361,109	353,397	32,418	28,675
	$ 426,512	$ 416,314	$ 347,285	$ 321,702

MID PENN BANCORP, INC.

Note 4 - Loans and Allowance for Credit Losses - Loans

Loans, net of unearned income, are summarized as follows by portfolio segment:

(In thousands)	December 31, 2025	December 31, 2024
Commercial real estate		
CRE Nonowner Occupied	$ 1,364,040	$ 1,251,010
CRE Owner Occupied	718,864	624,007
Multifamily	419,267	412,900
Farmland	227,816	224,709
Total Commercial real estate	2,729,987	2,512,626
Commercial and industrial	720,031	705,392
Construction		
Residential Construction	85,299	99,399
Other Construction	310,390	326,171
Total Construction	395,689	425,570
Residential mortgage		
1-4 Family 1st Lien	417,421	313,592
1-4 Family Rental	410,965	336,636
HELOC and Junior Liens	178,116	140,392
Total Residential Mortgage	1,006,502	790,620
Consumer	10,629	8,862
Total loans	$ 4,862,838	$ 4,443,070

Total loans are stated at the amount of unpaid principal, adjusted for net deferred fees and costs. Net deferred loan fees were $2.8 million and $3.8 million as of December 31, 2025 and 2024, respectively.

Accrued interest receivable is not included in the amortized cost basis of Mid Penn's loans. As of December 31, 2025, accrued interest receivable for loans totaled $25.7 million with no related ACL and was reported in other assets on the accompanying Consolidated Balance Sheet.

The Bank has granted loans to certain of its executive officers, directors, and their related interests. The aggregate amount of these loans was $11.5 million and $13.8 million as of December 31, 2025 and 2024, respectively. During 2025, $705 thousand of new loans, advances and loans to new related parties were extended and repayments totaled $2.3 million. None of these loans were past due, in nonaccrual status, or restructured as of December 31, 2025.

Past Due and Nonaccrual Loans

The performance and credit quality of the loan portfolio is also monitored by analyzing the age of the loans receivable as determined by the length of time a recorded payment is past due. The classes of the loan portfolio summarized by the past due status as of December 31, 2025 and December 31, 2024, are summarized as follows:

(In thousands) December 31, 2025	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total Loans	Loans Receivable > 90 Days and Accruing
Commercial real estate							
CRE Nonowner Occupied	$ 278	$ —	$ 5,144	$ 5,422	$1,358,618	$1,364,040	$ —
CRE Owner Occupied	2,022	58	901	2,981	715,883	718,864	—
Multifamily	—	196	—	196	419,071	419,267	—
Farmland	—	1,581	46	1,627	226,189	227,816	—
Total Commercial real estate	2,300	1,835	6,091	10,226	2,719,761	2,729,987	—
Commercial and industrial	3,740	1,006	6,804	11,550	708,481	720,031	—
Construction							
Residential Construction	—	—	—	—	85,299	85,299	—
Other Construction	230	—	—	230	310,160	310,390	—
Total Construction	230	—	—	230	395,459	395,689	—
Residential mortgage							
1-4 Family 1st Lien	4,192	165	484	4,841	412,580	417,421	—
1-4 Family Rental	812	1,054	1,047	2,913	408,052	410,965	—
HELOC and Junior Liens	1,474	486	1,815	3,775	174,341	178,116	—
Total Residential Mortgage	6,478	1,705	3,346	11,529	994,973	1,006,502	—
Consumer	7	14	—	21	10,608	10,629	—
Total	$ 12,755	$ 4,560	$ 16,241	$ 33,556	$4,829,282	$4,862,838	$ —

(In thousands) December 31, 2024	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total Loans	Loans Receivable > 90 Days and Accruing
Commercial real estate							
CRE Nonowner Occupied	$ 1,281	$ 1,515	$ 11,658	$ 14,454	$1,236,556	$1,251,010	$ —
CRE Owner Occupied	39	51	262	352	623,655	624,007	—
Multifamily	—	—	—	—	412,900	412,900	—
Farmland	184	—	—	184	224,525	224,709	—
Total Commercial real estate	1,504	1,566	11,920	14,990	2,497,636	2,512,626	—
Commercial and industrial	74	3	794	871	704,521	705,392	—
Construction							
Residential Construction	—	—	—	—	99,399	99,399	—
Other Construction	—	—	—	—	326,171	326,171	—
Total Construction	—	—	—	—	425,570	425,570	—
Residential mortgage							
1-4 Family 1st Lien	2,853	220	516	3,589	310,003	313,592	—
1-4 Family Rental	374	7	137	518	336,118	336,636	—
HELOC and Junior Liens	724	209	2,157	3,090	137,302	140,392	—
Total Residential Mortgage	3,951	436	2,810	7,197	783,423	790,620	—
Consumer	20	—	—	20	8,842	8,862	—
Total	$ 5,549	$ 2,005	$ 15,524	$ 23,078	$4,419,992	$4,443,070	$ —

MID PENN BANCORP, INC.

Loans are placed on nonaccrual status when management determines that the full repayment of principal and collection of interest according to contractual terms is no longer likely, generally when the loan becomes 90 days or more past due. There were no loans greater than 90 days past due and still accruing as of December 31, 2025 and 2024.

Nonaccrual loans by loan portfolio class, including loans acquired with credit deterioration, as of December 31, 2025 and 2024 are summarized as follows:

	December 31, 2025			December 31, 2024		
(In thousands)	With a Related Allowance	Without a Related Allowance	Total	With a Related Allowance	Without a Related Allowance	Total
Commercial real estate						
CRE Nonowner Occupied	$ 2,873	$ 2,271	$ 5,144	$ 2,622	$ 11,153	$ 13,775
CRE Owner Occupied	509	2,043	2,552	—	546	546
Multifamily	—	131	131	—	154	154
Farmland	—	46	46	—	—	—
Total Commercial real estate	3,382	4,491	7,873	2,622	11,853	14,475
Commercial and industrial	10,519	398	10,917	758	3,894	4,652
Residential mortgage						
1-4 Family 1st Lien	24	1,188	1,212	—	1,028	1,028
1-4 Family Rental	146	949	1,095	—	176	176
HELOC and Junior Liens	—	1,840	1,840	—	2,279	2,279
Total Residential Mortgage	170	3,977	4,147	—	3,483	3,483
Consumer	—	14	14	—	—	—
Total loans	$ 14,071	$ 8,880	$ 22,951	$ 3,380	$ 19,230	$ 22,610

During the years ended December 31, 2025 and 2024, the amount of interest income recognized on nonaccrual loans was approximately $1.9 million and $584 thousand, respectively.

Credit Quality Indicators

Mid Penn categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt, such as current financial information, historical payment experience, credit documentation, public information and current economic trends, among other factors. On a minimum of a quarterly basis, Mid Penn analyzes loans individually to classify the loans as to their credit risk. The following table presents risk ratings by loan portfolio segment and origination year, which is the year of origination or renewal.

PASS - This type of classification consists of 6 subcategories:

Nominal Risk / Pass - This loan classification is a credit extension of the highest quality.

Moderate Risk / Pass - This type of classification has strong financial ratios, substantial debt capacity, and low leverage with a very favorable comparison to industry peers or better than average improving trends.

Good Acceptable Risk / Pass - This type of classification is a reasonable credit risk having financial ratios on par with its peers and demonstrates slightly improving trends over time; the Borrower lists good quality assets with relatively low leverage and ample debt capacity.

Average Acceptable Risk / Pass - This type of classification has financial ratios and assets that are of above average quality; however, the leverage is worse than average compared to industry standards; the Borrower should have a good repayment history and possess consistent earnings with some growth.

Marginally Acceptable Risk / Pass - This type of classification has financial ratios consistent with industry averages, assets of average quality with ascertainable values, acceptable leverage, moderate capital assets and an acceptable reliance on trade debt; however, the Borrower demonstrates marginally adequate earnings, cash flow and debt service plus positive trends.

Weak/Monitor Risk (Watch list) / Pass - This type of classification has financial ratios that are slightly below standard industry averages and assets are below average quality with unstable values; fixed assets could be near or at the end of their useful life and liabilities may not match the asset structure.

SPECIAL MENTION - These credits have developing weaknesses deserving extra attention from the lender and lending management. They are currently protected, but potentially weak. The weakness may be, cash flow, leverage, liquidity, management, industry or other factors which may, if not checked or corrected, weaken the asset or inadequately protect the Bank's credit position at some future date.

SUBSTANDARD - These credit extensions also have well defined weaknesses, which are inadequately protected by the current worth and debt service capacity of the Borrowers or the collateral pledged, if any. The repayment of principal and interest as originally intended can be jeopardized by defined weaknesses related to adverse financial, managerial, economic, market or political conditions.

DOUBTFUL - These credits have definite weaknesses inherent in Substandard loans with added characteristics that are severe enough to make further collection in full highly questionable and improbable based on the current trends.

LOSS. These loans are considered uncollectible and no longer a viable asset of the Bank. They lack an identifiable source of repayment based on an inability to generate sufficient cash flow to service their debt. All trends are negative and the damage to the financial condition of the Borrower can't be reversed now or in the near future.

The following table presents risk ratings by loan portfolio segment and origination year, which is the year of origination or renewal:

	December 31, 2025							
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	
(In thousands)	**2025**	**2024**	**2023**	**2022**	**2021**	**Prior**		**Total**
CRE Nonowner Occupied								
Pass	$ 156,421	$ 98,728	$ 188,873	$ 358,610	$ 156,310	$ 375,646	$ 16,109	$ 1,350,697
Special mention	—	—	1,698	—	—	90	—	1,788
Substandard or lower	—	—	1,540	—	—	10,015	—	11,555
Total CRE Nonowner Occupied	156,421	98,728	192,111	358,610	156,310	385,751	16,109	1,364,040
Gross charge-offs	—	—	—	(691)	—	(394)	—	(1,085)
Current period recoveries	—	—	—	301	—	4	—	305
Net charge-offs	—	—	—	(390)	—	(390)	—	(780)
CRE Owner Occupied								
Pass	119,632	65,978	97,419	105,690	64,478	239,464	16,370	709,031
Special mention	—	—	922	1,576	172	2,939	—	5,609
Substandard or lower	—	181	—	1,888	177	1,978	—	4,224
Total CRE Owner Occupied	119,632	66,159	98,341	109,154	64,827	244,381	16,370	718,864
Gross charge-offs	—	(346)	—	—	—	—	—	(346)
Net charge-offs	—	(346)	—	—	—	—	—	(346)
Multifamily								
Pass	37,788	4,816	62,305	156,236	68,254	86,424	3,271	419,094
Special mention	—	—	—	—	—	42	—	42
Substandard or lower	—	—	—	—	—	131	—	131

Total Multifamily	37,788	4,816	62,305	156,236	68,254	86,597	3,271	419,267
Farmland								
Pass	29,858	23,228	24,273	51,055	36,651	44,326	15,255	224,646
Special mention	—	—	428	—	—	—	—	428
Substandard or lower	—	—	397	—	2,299	46	—	2,742
Total Farmland	29,858	23,228	25,098	51,055	38,950	44,372	15,255	227,816
Commercial and industrial								
Pass	96,562	89,541	70,773	64,532	41,663	90,534	240,497	694,102
Special mention	—	—	—	87	—	1,495	—	1,582
Substandard or lower	—	115	15,663	500	1,249	1,299	5,521	24,347
Total Commercial and industrial	96,562	89,656	86,436	65,119	42,912	93,328	246,018	720,031
Gross charge-offs	—	—	—	—	—	(294)	—	(294)
Current period recoveries	—	—	1	—	—	8	—	9
Net charge-offs	—	—	1	—	—	(286)	—	(285)
Residential Construction								
Pass	29,399	27,382	17,469	351	—	—	10,698	85,299
Total Residential	29,399	27,382	17,469	351	—	—	10,698	85,299
Other Construction								
Pass	64,396	79,617	74,890	42,758	7,790	12,387	28,552	310,390
Total Other Construction	64,396	79,617	74,890	42,758	7,790	12,387	28,552	310,390
1-4 Family 1st Lien								
Performing	57,120	28,810	59,920	49,052	38,466	179,375	1,489	414,232
Nonperforming	—	—	100	48	—	3,041	—	3,189
Total 1-4 Family 1st Lien	57,120	28,810	60,020	49,100	38,466	182,416	1,489	417,421
Current period recoveries	—	—	—	—	—	90	—	90
Net recoveries	—	—	—	—	—	90	—	90
1-4 Family Rental								
Performing	46,766	22,067	45,885	99,841	59,781	131,001	2,154	407,495
Nonperforming	—	—	292	—	1,572	1,606	—	3,470
Total 1-4 Family Rental	46,766	22,067	46,177	99,841	61,353	132,607	2,154	410,965
HELOC and Junior Liens								
Performing	8,403	5,050	17,397	8,447	4,815	14,180	115,728	174,020
Nonperforming	—	1,151	93	152	—	1,699	1,001	4,096
Total HELOC and Junior Liens	8,403	6,201	17,490	8,599	4,815	15,879	116,729	178,116
Consumer								
Performing	5,143	1,169	829	276	265	702	2,216	10,600
Nonperforming	—	—	29	—	—	—	—	29
Total Consumer	5,143	1,169	858	276	265	702	2,216	10,629
Gross charge-offs	—	—	—	—	—	(98)	—	(98)
Current period recoveries	—	—	—	—	—	55	—	55
Net charge-offs	—	—	—	—	—	(43)	—	(43)
Total								

Pass	**534,056**	**389,290**	**536,002**	**779,232**	**375,146**	**848,781**	**330,752**	**3,793,259**
Special mention	**—**	**—**	**3,048**	**1,663**	**172**	**4,566**	**—**	**9,449**
Substandard or lower	**—**	**296**	**17,600**	**2,388**	**3,725**	**13,469**	**5,521**	**42,999**
Performing	**117,432**	**57,096**	**124,031**	**157,616**	**103,327**	**325,258**	**121,587**	**1,006,347**
Nonperforming	**—**	**1,151**	**514**	**200**	**1,572**	**6,346**	**1,001**	**10,784**
Total	**$ 651,488**	**$ 447,833**	**$ 681,195**	**$ 941,099**	**$ 483,942**	**$1,198,420**	**$ 458,861**	**$4,862,838**

	December 31, 2024							
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	
(In thousands)	2024	2023	2022	2021	2020	Prior		Total
CRE Nonowner Occupied								
Pass	$ 85,501	$ 176,018	$ 343,072	$ 152,157	$ 130,650	$ 325,478	$ 11,732	$ 1,224,608
Special mention	—	—	—	—	—	3,105	—	3,105
Substandard or lower	—	1,515	1,260	—	3,281	17,241	—	23,297
Total CRE Nonowner Occupied	85,501	177,533	344,332	152,157	133,931	345,824	11,732	1,251,010
Current period recoveries	—	—	—	—	—	2	—	2
Net recoveries	—	—	—	—	—	2	—	2
CRE Owner Occupied								
Pass	52,922	99,065	106,876	66,160	77,774	199,725	11,630	614,152
Special mention	—	222	4,991	227	—	2,133	—	7,573
Substandard or lower	—	—	—	194	—	2,088	—	2,282
Total CRE Owner Occupied	52,922	99,287	111,867	66,581	77,774	203,946	11,630	624,007
Current period recoveries	—	—	—	—	—	4	—	4
Net recoveries	—	—	—	—	—	4	—	4
Multifamily								
Pass	4,843	66,119	118,568	101,871	40,450	78,070	2,771	412,692
Special mention	—	—	—	—	—	54	—	54
Substandard or lower	—	—	—	—	—	154	—	154
Total Multifamily	4,843	66,119	118,568	101,871	40,450	78,278	2,771	412,900
Farmland								
Pass	27,449	31,259	56,178	42,693	25,119	24,729	14,801	222,228
Special mention	—	128	—	—	—	2,163	190	2,481
Total Farmland	27,449	31,387	56,178	42,693	25,119	26,892	14,991	224,709
Commercial and industrial								
Pass	114,175	106,657	78,702	54,312	21,532	92,723	222,525	690,626
Special mention	—	62	503	31	—	3,534	4,498	8,628
Substandard or lower	—	—	—	892	1,168	1,632	2,446	6,138
Total Commercial and industrial	114,175	106,719	79,205	55,235	22,700	97,889	229,469	705,392
Gross charge-offs	—	(201)	—	—	(206)	(412)	—	(819)

Current period recoveries	—	—	—	—	—	1	—	1
Net charge-offs	—	(201)	—	—	(206)	(411)	—	(818)
Residential construction								
Pass	34,275	37,222	15,559	—	—	2,007	10,336	99,399
Total Residential construction	34,275	37,222	15,559	—	—	2,007	10,336	99,399
Other construction								
Pass	66,711	94,619	104,439	11,664	10,983	11,928	25,827	326,171
Total Other construction	66,711	94,619	104,439	11,664	10,983	11,928	25,827	326,171
1-4 Family 1st Lien								
Performing	27,580	59,762	45,946	34,743	42,727	98,891	2,915	312,564
Nonperforming	—	—	—	—	211	817	—	1,028
Total 1-4 Family 1st Lien	27,580	59,762	45,946	34,743	42,938	99,708	2,915	313,592
Gross charge-offs	—	—	—	—	—	(7)	—	(7)
Current period recoveries	—	—	—	—	—	16	—	16
Net recoveries	—	—	—	—	—	9	—	9
1-4 Family Rental								
Performing	28,735	51,488	88,594	59,397	35,222	69,890	2,009	335,335
Nonperforming	—	147	—	—	595	559	—	1,301
Total 1-4 Family Rental	28,735	51,635	88,594	59,397	35,817	70,449	2,009	336,636
Gross charge-offs	—	—	—	—	—	(2)	—	(2)
Current period recoveries	—	—	—	—	—	22	—	22
Net recoveries	—	—	—	—	—	20	—	20
HELOC and Junior Liens								
Performing	6,096	16,125	9,856	4,845	2,182	10,887	88,122	138,113
Nonperforming	—	21	—	—	—	1,257	1,001	2,279
Total HELOC and Junior Liens	6,096	16,146	9,856	4,845	2,182	12,144	89,123	140,392
Gross charge-offs	—	—	(21)	—	—	—	—	(21)
Net charge-offs	—	—	(21)	—	—	—	—	(21)
Consumer								
Performing	4,214	972	354	394	107	234	2,587	8,862
Total Consumer	4,214	972	354	394	107	234	2,587	8,862
Gross charge-offs	—	—	(2)	—	—	(50)	—	(52)
Current period recoveries	—	—	1	—	—	38	—	39
Net charge-offs	—	—	(1)	—	—	(12)	—	(13)
Total								
Pass	385,876	610,959	823,394	428,857	306,508	734,660	299,622	3,589,876
Special mention	—	412	5,494	258	—	10,989	4,688	21,841
Substandard or lower	—	1,515	1,260	1,086	4,449	21,115	2,446	31,871
Performing	66,625	128,347	144,750	99,379	80,238	179,902	95,633	794,874
Nonperforming	—	168	—	—	806	2,633	1,001	4,608
Total	$ 452,501	$ 741,401	$ 974,898	$ 529,580	$ 392,001	$ 949,299	$ 403,390	$ 4,443,070

MID PENN BANCORP, INC.

Mid Penn had no loans classified as "Doubtful" as of December 31, 2025 and 2024. There was $567 thousand and $861 thousand in mortgage loans for which formal foreclosure proceedings were in process as of December 31, 2025 and December 31, 2024, respectively.

Collateral-Dependent Loans

A financial asset is considered to be collateral-dependent when the debtor is experiencing financial difficulty and repayment is expected to be provided substantially through the sale or operation of the collateral. For all classes of financial assets deemed collateral-dependent, Mid Penn elected the practical expedient to estimate expected credit losses based on the collateral's fair value less cost to sell. In most cases, Mid Penn records a partial charge-off to reduce the loan's carrying value to the collateral's fair value less cost to sell. Substantially all of the collateral supporting collateral-dependent financial assets consists of various types of real estate, including residential properties; commercial properties such as retail centers, office buildings, and lodging; agriculture land; and vacant land. Total collateral-dependent loans were $23.0 million as of December 31, 2025 and December 31, 2024.

Allowance for Credit Losses

Mid Penn's ACL - loans methodology follows guidance within FASB ASC Subtopic 326-20. The ACL - loans is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. Credit quality within the loan portfolio is continuously monitored by management and is reflected within the ACL - loans. The ACL - loans is an estimate of expected losses inherent within Mid Penn's existing loan portfolio. The ACL - loans is adjusted through the PCL and reduced by the charge off of loan amounts, net of recoveries.

The loan loss estimation process involves procedures to appropriately consider the unique characteristics of Mid Penn's loan portfolio segments. When computing allowance levels, credit loss assumptions are estimated using a model that categorizes loan pools based on loss history and other credit trends and risk characteristics, including current conditions and reasonable and supportable forecasts about the future. Evaluations of the portfolio and individual credits are inherently subjective, as they require estimates, assumptions and judgments as to the facts and circumstances of particular situations. Determining the appropriateness of the allowance is complex and requires judgment by management about the effect of matters that are inherently uncertain. In future periods, evaluations of the overall loan portfolio, in light of the factors and forecasts then prevailing, may result in significant changes in the ACL and credit loss expense.

Mid Penn estimates the ACL using relevant available information, from internal and external sources, relating to past events, current conditions and reasonable and supportable forecasts. Mid Penn uses a third-party software application to calculate the quantitative portion of the ACL using a methodology and assumptions specific to each loan pool. The qualitative portion of the allowance is based on general economic conditions and other internal and external factors affecting Mid Penn as a whole, as well as specific loans. Factors considered include the following: lending process, concentrations of credit, and peer group divergence. The quantitative and qualitative portions of the allowance are added together to determine the total ACL, which reflects management's expectations of future conditions based on reasonable and supportable forecasts.

The methodology for estimating the amount of expected credit losses reported in the ACL has two basic components: a collective, or pooled, component for estimated expected credit losses for pools of loans that share similar risk characteristics, and an asset-specific component involving individual loans that do not share risk characteristics with other loans and the measurement of expected credit losses for such individual loans. In estimating the ACL for the collective component, loans are segregated into loan pools based on loan purpose codes and similar risk characteristics.

The commercial real estate and residential mortgage loan portfolio segments include loans for both commercial and residential properties that are secured by real estate. The underwriting process for these loans includes analysis of the financial position and strength of both the borrower and, if applicable, guarantor, experience with similar projects in the past, market demand and prospects for successful completion of the proposed project within the established budget and schedule, values of underlying collateral, availability of permanent financing, maximum loan-to-value ratios, minimum equity requirements, acceptable amortization periods and minimum debt service coverage requirements, based on property type. The borrower's financial strength and capacity to repay their obligations remain the primary focus of underwriting. Financial strength is evaluated based upon analytical tools that consider historical and projected cash flows and performance, in addition to analysis of the proposed project for income-producing properties. Additional support offered by guarantors is also considered when applicable. Ultimate repayment of these loans is sensitive to interest rate changes, general economic conditions, liquidity and availability of long-term financing.

MID PENN BANCORP, INC.

The commercial and industrial loan portfolio segment includes commercial loans made to many types of businesses for various purposes, such as short-term working capital loans that are usually secured by accounts receivable and inventory, equipment and fixed asset purchases that are secured by those assets, and term financing for those within Mid Penn's geographic markets. Mid Penn's credit underwriting process for commercial and industrial loans includes analysis of historical and projected cash flows and performance, evaluation of financial strength of both borrowers and guarantors as reflected in current and detailed financial information, and evaluation of underlying collateral to support the credit.

The consumer loan portfolio segment is comprised of loans which are underwritten after evaluating a borrower's capacity, credit and collateral. Several factors are considered when assessing a borrower's capacity, including the borrower's employment, income, current debt, assets and level of equity in the property. Credit is assessed using a credit report that provides credit scores and the borrower's current and past information about their credit history. Loan-to-value and debt-to-income ratios, loan amount and lien position are also considered in assessing whether to originate a loan. These borrowers are particularly susceptible to downturns in economic trends, such as conditions that negatively affect housing prices and demand and levels of unemployment.

Mid Penn utilizes a DCF method to estimate the quantitative portion of the allowance for credit losses for its loan pools. The DCF is based off of historical losses, including peer data, which is correlated to national unemployment and GDP.

The PD and LGD measures are used in conjunction with prepayment data as inputs into the DCF model to calculate the cash flows at the individual loan level. Contractual cash flows based on loan terms are adjusted for PD, LGD and prepayments to derive loss cash flows. These loss cash flows are discounted by the loan's coupon rate to arrive at the discounted cash flow based quantitative loss. The prepayment studies are updated quarterly by a third-party for each applicable pool.

Mid Penn determined that reasonable and supportable forecasts could be made for a twelve-month period for all of its loan pools. To the extent the lives of the loans in the Loans held-for-investment (LHFI) portfolio extend beyond this forecast period, Mid Penn uses a reversion period of four quarters and reverts to the historical mean on a straight-line basis over the remaining life of the loans.

Qualitative factors used in the ACL methodology include the following:

- Changes in lending policies, procedures, and underwriting standards

- Changes in portfolio composition and concentrations of credit

- Peer group trends and divergence

The ACL for individual loans, such as nonaccrual and PCD loans, that do not share risk characteristics with other loans is measured as the difference between the discounted value of expected future cash flows, based on the effective interest rate at origination, and the amortized cost basis of the loan, or the net realizable value. The ACL is the difference between the loan's net realizable value and its amortized cost basis (net of previous charge-offs and deferred loan fees and costs), except for collateral-dependent loans. A loan is collateral dependent when the borrower is experiencing financial difficulty and repayment of the loan is expected to be provided substantially through the sale of the collateral. The expected credit loss for collateral-dependent loans is measured as the difference between the amortized cost basis of the loan and the fair value of the collateral, adjusted for the estimated cost to sell. Fair value estimates for collateral-dependent loans are derived from appraised values based on the current market value or the "as is" value of the collateral, normally from recently received and reviewed appraisals. Current appraisals are ordered on a regular basis based on the inspection date or more often if market conditions necessitate. Appraisals are obtained from state-certified appraisers and are based on certain assumptions, which may include construction or development status and the highest and best use of the property. These appraisals are reviewed by Mid Penn's Real Estate Administration Department to ensure they are acceptable, and values are adjusted down for costs associated with asset disposal. If the calculated expected credit loss is determined to be permanent or not recoverable, the amount of the expected credit loss is charged off.

Mid Penn may also purchase loans or acquire loans through a business combination. At the purchase or acquisition date, loans are evaluated to determine whether there has been more than insignificant credit deterioration since origination. Loans that have experienced more than insignificant credit deterioration since origination are referred to as PCD loans. In its evaluation of whether a loan has experienced more than insignificant deterioration in credit quality since origination, Mid Penn takes into consideration loan grades, past due and nonaccrual status. Mid Penn may also consider external credit rating agency ratings for borrowers and for non-commercial loans, FICO score or band, probability of default levels, and number of times past due. At the purchase or acquisition date, the amortized cost basis of PCD loans is equal to the purchase price and an initial estimate of credit losses. The initial recognition of expected credit losses on PCD loans has no impact on net income. When the initial measurement of expected credit losses on PCD loans is calculated on a pooled loan basis, the expected credit losses are allocated to each loan within the pool. Any difference between the initial amortized cost basis and the unpaid principal balance of the loan represents a noncredit discount or premium, which is accreted (or amortized) into interest income over the life of the loan. Subsequent changes to the ACL on PCD loans are recorded through the PCL. For purchased loans that are not deemed to have experienced more than insignificant credit deterioration since origination and are therefore not deemed PCD, any discounts or premiums included in the purchase price are accreted (or amortized) over the contractual life of the individual loan.

Loans are charged off against the ACL, with any subsequent recoveries credited back to the ACL account. Expected recoveries may not exceed the aggregate of amounts previously charged off and expected to be charged off.

The following table presents the activity in the ACL - loans by portfolio segment for the year ended December 31, 2025 and 2024:

(In thousands)	Balance as of December 31, 2024	PCD Loans	Charge-offs	Recoveries	Net Loans (Charged off) Recovered	Provision/ (Benefit) for Credit Losses [1]	Balance as of December 31, 2025
Commercial Real Estate							
CRE Nonowner Occupied	$ 11,047	$ 89	$ (1,085)	$ 305	$ (780)	$ (439)	$ 9,917
CRE Owner Occupied	5,243	100	(346)	—	(346)	1,098	6,095
Multifamily	3,432	31	—	—	—	(2,020)	1,443
Farmland	1,932	—	—	—	—	186	2,118
Commercial and industrial	7,122	36	(294)	9	(285)	2,386	9,259
Construction							
Residential Construction	931	—	—	—	—	(454)	477
Other Construction	2,131	—	—	—	—	(667)	1,464
Residential Mortgage							
1-4 Family 1st Lien	1,503	37	—	90	90	804	2,434
1-4 Family Rental	1,756	47	—	—	—	492	2,295
HELOC and Junior Liens	392	3	—	—	—	164	559
Consumer	25	—	(98)	55	(43)	48	30
Total	$ 35,514	$ 343	$ (1,823)	$ 459	$ (1,364)	$ 1,598	$ 36,091

(1) Includes a $2.3 million initial provision on non-PCD loans acquired in the William Penn acquisition

MID PENN BANCORP, INC.

(In thousands)	Balance as of December 31, 2023		Charge-offs		Recoveries		Net Loans (Charged off) Recovered		Provision/ (Benefit) for Credit Losses		Balance as of December 31, 2024
Commercial Real Estate											
CRE Nonowner Occupied	$	10,267	$	—	$	2	$	2	$	778	$	11,047
CRE Owner Occupied		5,646		—		4		4		(407)	5,243
Multifamily		2,202		—		—		—		1,230	3,432
Farmland		2,064		—		—		—		(132)	1,932
Commercial and industrial		7,131		(819)		1		(818)		809	7,122
Construction											
Residential Construction		1,256		—		—		—		(325)	931
Other Construction		2,146		—		—		—		(15)	2,131
Residential Mortgage											
1-4 Family 1st Lien		1,207		(7)		16		9		287	1,503
1-4 Family Rental		1,859		(2)		22		20		(123)	1,756
HELOC and Junior Liens		389		(21)		—		(21)		24	392
Consumer		20		(52)		39		(13)		18	25
Total	$	34,187	$	(901)	$	84	$	(817)	$	2,144	$	35,514

MID PENN BANCORP, INC.

The following table presents the ACL for loans and the amortized cost basis of loans as of December 31, 2025 and December 31, 2024:

(In thousands)	ACL - Loans			Loans		
December 31, 2025	**Collectively Evaluated for Credit Loss**	**Individually Evaluated for Credit Loss**	**Total ACL - Loans**	**Collectively Evaluated for Credit Loss**	**Individually Evaluated for Credit Loss**	**Total Loans**
Commercial real estate						
CRE Nonowner Occupied	$ 9,374	$ 543	$ 9,917	$ 1,358,896	$ 5,144	$ 1,364,040
CRE Owner Occupied	6,020	75	6,095	716,312	2,552	718,864
Multifamily	1,443	—	1,443	419,136	131	419,267
Farmland	2,118	—	2,118	227,770	46	227,816
Commercial and industrial	7,835	1,424	9,259	709,114	10,917	720,031
Construction						
Residential Construction	477	—	477	85,299	—	85,299
Other Construction	1,464	—	1,464	310,390	—	310,390
Residential mortgage						
1-4 Family 1st Lien	2,434	—	2,434	416,209	1,212	417,421
1-4 Family Rental	2,289	6	2,295	409,870	1,095	410,965
HELOC and Junior Liens	559	—	559	176,276	1,840	178,116
Consumer	30	—	30	10,615	14	10,629
Total	**$ 34,043**	**$ 2,048**	**$ 36,091**	**$ 4,839,887**	**$ 22,951**	**$ 4,862,838**

(In thousands)	ACL - Loans			Loans		
December 31, 2024	Collectively Evaluated for Credit Loss	Individually Evaluated for Credit Loss	Total ACL - Loans	Collectively Evaluated for Credit Loss	Individually Evaluated for Credit Loss	Total Loans
Commercial real estate						
CRE Nonowner Occupied	$ 9,945	$ 1,102	$ 11,047	$ 1,237,235	$ 13,775	$ 1,251,010
CRE Owner Occupied	5,243	—	5,243	623,461	546	624,007
Multifamily	3,432	—	3,432	412,746	154	412,900
Farmland	1,932	—	1,932	224,709	—	224,709
Commercial and industrial	6,785	337	7,122	700,740	4,652	705,392
Construction						
Residential Construction	931	—	931	99,399	—	99,399
Other Construction	2,131	—	2,131	326,171	—	326,171
Residential mortgage						
1-4 Family 1st Lien	1,503	—	1,503	312,564	1,028	313,592
1-4 Family Rental	1,756	—	1,756	336,460	176	336,636
HELOC and Junior Liens	392	—	392	138,113	2,279	140,392
Consumer	25	—	25	8,862	—	8,862
Total	**$ 34,075**	**$ 1,439**	**$ 35,514**	**$ 4,420,460**	**$ 22,610**	**$ 4,443,070**

MID PENN BANCORP, INC.

Modifications to Borrowers Experiencing Financial Difficulty

From time to time, we may modify certain loans to borrowers who are experiencing financial difficulty. In some cases, these modifications may result in new loans. Loan modifications to borrowers experiencing financial difficulty may be in the form of principal forgiveness, an interest rate reduction, an other-than-insignificant payment delay, or a term extension, or a combination thereof, among other things.

There were no new modifications to borrowers experiencing financial difficulty for the year ended December 31, 2025.

Information related to loans modified (by type of modification) for the year ended December 31, 2024, whereby the borrower was experiencing financial difficulty at the time of modification, is set forth in the following table:

(Dollars in thousands) Year ended December 31, 2024	Interest Only	Term Extension	Combination: Interest Only and Term Extension	Total	% of Total Class of Financing Receivable
Commercial and industrial	$ —	$ —	$ 287	$ 287	0.04 %
Residential mortgage					
1-4 Family Rental	—	184	—	184	0.05 %
HELOC and Junior Liens	—	—	92	92	0.07 %
Total Residential Mortgage	—	184	92	276	0.03 %
Total loans	$ —	$ 184	$ 379	$ 563	

The financial effects of the loan modifications reduced the monthly payment amounts for the borrower and the term extensions in the table above added a weighted-average of 2.0 years to the life of the loans, which also reduced the monthly payment amounts for the borrowers.

As of December 31, 2025, there were no defaulted troubled debt restructured loans, as all troubled debt restructured loans were current with respect to their associated forbearance agreements. There were also no defaults on troubled debt restructured loans within twelve months of restructure during 2024.

MID PENN BANCORP, INC.

Note 5 - Premises and Equipment

The following is a summary of premises and equipment as of December 31:

(In thousands)	2025	2024
Land	$ 8,049	$ 6,251
Buildings	34,656	28,948
Furniture, fixtures, and equipment	25,770	23,656
Leasehold improvements	3,362	3,317
Capital expenditures in process	739	4,941
Total cost	72,576	67,113
Less accumulated depreciation	(23,834)	(28,307)
Total premises and equipment	$ 48,742	$ 38,806

Depreciation expense was $4.9 million in each of 2025, 2024, and 2023. and is included in noninterest expense in the Consolidated Statements of Income.

There were no impairments of premises and equipment recorded during the years ended December 31, 2025, 2024, or 2023.

The Company did not capitalize interest related to premises and equipment during the years ended December 31, 2025, 2024, or 2023.

MID PENN BANCORP, INC.

Note 6 - Goodwill and Intangible Assets

The following table summarizes the changes in goodwill:

(*In thousands*)	For the Year Ended December 31,	
	2025	2024
Goodwill balance, beginning of year	**$ 128,160**	$ 127,031
Commonwealth Benefits Group acquisition	**—**	1,129
William Penn Acquisition	**6,857**	—
Charis Insurance acquisition	**1,603**	—
Goodwill balance, end of year	**$ 136,620**	$ 128,160

On May 12, 2025, Mid Penn acquired the insurance business and related accounts of Charis Insurance Group, Inc., which provides business home and auto insurance throughout central and southern Pennsylvania. Goodwill totaling $1.6 million was booked as a result of the business combination.

On April 30, 2025, Mid Penn completed the acquisition of William Penn which further expands Mid Penn's presence in the Philadelphia region and surrounding counties in Pennsylvania and New Jersey. Goodwill totaling $6.9 million was booked as a result of the business combination.

On July 31, 2024, Mid Penn acquired the insurance business and related accounts of a full-service employee benefits firm that serves mid to large employers across central and eastern Pennsylvania, northern Maryland, and northern Virginia. Goodwill totaling $1.1 million was booked as a result of this business combination.

The following table presents the gross carrying amount and accumulated amortization of core deposit and other intangibles as of December 31:

(*In thousands*)	**2025**	2024
Gross carrying amount of core deposit and other intangibles	**$ 17,703**	$ 8,026
Less: accumulated amortization	**(3,046)**	(1,784)
Core deposit and other intangibles, net	**$ 14,657**	$ 6,242

The following table summarizes the changes in core deposit intangible:

(*In thousands*)	For the Year Ended December 31,		
	2025	2024	2023
Core deposit intangible balance, beginning of year	**$ 3,382**	$ 4,649	$ 4,964
Brunswick core deposit intangibles	**—**	—	999
William Penn core deposit intangibles	**9,002**	—	—
Less: Amortization of core deposit intangibles	**(2,126)**	(1,267)	(1,314)
Core deposit intangible balances, end of year	**$ 10,258**	$ 3,382	$ 4,649

Core deposit intangibles are amortized using the sum-of-the-years'-digits method over estimated useful lives not to exceed ten years.

MID PENN BANCORP, INC.

The following table shows the amortization expense for future periods:

(In thousands)		
2026	$	2,340
2027		1,955
2028		1,570
2029		1,297
2030		1,053
Thereafter		2,043
Total	$	10,258

Customer List Intangible

As a result of the Commonwealth Benefits Group and Charis Insurance Group acquisitions, Mid Penn recorded a customer list intangible asset included in total intangible assets related to the insurance and wealth management customers assumed in the acquisitions. This intangible is amortized over ten years using the sum-of-the-years'-digits amortization method.

The following table summarizes the changes in the customer list intangible during the years ended December 31:

		For the Year Ended December 31,				
(In thousands)		**2025**		2024		2023
Customer list intangible balance, beginning of year	$	**2,799**	$	1,830	$	2,275
Commonwealth Benefits Group acquisition		**—**		1,481		—
Charis Insurance acquisition		**2,199**		—		—
Less: Amortization of customer list intangible		**(841)**		(512)		(445)
Customer list intangible, end of year	$	**4,157**	$	2,799	$	1,830

The following table shows the amortization expense for future periods:

(In thousands)		
2026	$	**909**
2027		**793**
2028		**677**
2029		**561**
2030		**445**
Thereafter		**772**
Total	$	**4,157**

Noncompete Intangible

As a result of the Commonwealth Benefits Group and Charis Insurance Group acquisitions, Mid Penn recorded a noncompete intangible asset included in total intangible assets related to the insurance and wealth management customers assumed in the acquisitions. This intangible is amortized over five years using the sum-of-the-years'-digits amortization method.

MID PENN BANCORP, INC.

The following table summarizes the changes in the noncompete intangible during the years ended December 31:

(In thousands)	For the Year Ended December 31,					
	2025		2024		2023	
Noncompete intangible balance, beginning of year	$	**61**	$	—	$	—
Commonwealth Benefits Group acquisition		**—**		67		—
Charis Insurance acquisition		**191**		—		—
Less: Amortization of noncompete intangible		**(51)**		(6)		—
Noncompete intangible, end of year	$	**201**	$	61	$	—

The following table shows the amortization expense for future periods:

(In thousands)		
2026	$	77
2027		77
2028		40
2029		7
Total	$	201

The Corporation performed its annual goodwill impairment assessment as of October 31, 2025, and determined that no impairment existed. No goodwill impairment charges were recorded during the years ended December 31, 2025 or 2024.

MID PENN BANCORP, INC.

<u>Note 7 - Leases</u>

Mid Penn has operating and finance leases for certain premises and equipment.

Operating and finance lease ROU assets, as well as operating lease liabilities, are presented as separate line items on the Consolidated Balance Sheet, while finance lease liabilities are classified as a component of long-term debt.

Supplemental consolidated balance sheet information for each lease classification as of December 31 was as follows:

(Dollars in thousands)	2025 Operating Leases	2025 Finance Leases	2024 Operating Leases	2024 Finance Leases
ROU	$ 15,169	$ 2,368	$ 7,699	$ 2,548
Lease liability	15,405	2,917	8,092	3,063
Weighted-average remaining lease term (in years)	5.61	13.17	5.12	14.17
Weighted-average discount rate	4.13%	3.81%	3.68%	3.81%

Interest expense on finance lease liabilities is included in other interest expense. Operating lease cost and amortization of finance lease ROU assets are included in occupancy expense on Mid Penn's Consolidated Statements of Income.

The following table provides a summary of lease costs for the years ended December 31:

(In thousands)	2025	2024	2023
Finance lease cost:			
Amortization of ROU asset	$ 180	$ 179	$ 180
Interest expense on lease liability	113	119	123
Total finance lease cost	293	298	303
Operating lease cost	3,328	2,322	2,081
Sublease income [1]	—	(21)	(29)
Total lease costs	$ 3,621	$ 2,599	$ 2,355

(1) Sublease income relates to excess office space leased to third parties under operating subleases.

Rental expense paid to related parties totaled $185 thousand for the year ended December 31, 2025 and $274 thousand for the years ended December 31, 2024 and 2023, respectively.

Supplemental cash flow information related to operating and finance leases for the years ended December 31 was as follows:

(In thousands)	2025	2024
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from finance leases	$ 113	$ 119
Operating cash flows from operating leases	3,318	2,382
Financing cash flows from finance leases	146	134

MID PENN BANCORP, INC.

A maturity analysis of operating and finance lease liabilities, together with a reconciliation of the undiscounted cash flows to the related lease liability balances, is presented below:

	December 31, 2025	
(In thousands)	**Operating Leases**	**Finance Leases**
Lease payments due:		
2026	$ 4,075	$ 260
2027	3,747	260
2028	2,616	260
2029	2,291	276
2030	1,625	279
Thereafter	2,795	2,397
Total lease payments	17,149	3,732
Less: imputed interest	(1,744)	(815)
Present value of lease liabilities	$ 15,405	$ 2,917

Future minimum lease payments to related parties are $178 thousand for 2026, 2027, 2028, 2029, $181 thousand for 2030 and $457 thousand thereafter.

Certain leases contain renewal options. Lease terms include renewal periods when the Corporation is reasonably certain to exercise such options in accordance with ASC 842.

There were no sale-leaseback transactions or leveraged leases during the years ended December 31, 2025 or 2024.

MID PENN BANCORP, INC.

Note 8 - Deposits

Deposits consisted of the following as of December 31, 2025 and 2024:

(Dollars in thousands)	December 31, 2025	% of Total Deposits	December 31, 2024	% of Total Deposits
Noninterest-bearing demand deposits	$ 834,013	16.0 %	$ 759,169	16.2 %
Interest-bearing demand deposits	1,278,940	24.5 %	1,101,444	23.5 %
Money market	1,226,171	23.5 %	968,398	20.6 %
Savings	324,064	6.2 %	260,258	5.5 %
Total demand and savings	3,663,188	70.2 %	3,089,269	65.9 %
Time	1,551,475	29.8 %	1,600,658	34.1 %
Total deposits	$ 5,214,663	100.0 %	$ 4,689,927	100.0 %

The scheduled maturities of time deposits as of December 31, 2025 were as follows:

(In thousands)	Time Deposits	
	Less than $250,000	$250,000 or more
Maturing in 2026	$ 1,026,518	$ 362,344
Maturing in 2027	107,392	10,203
Maturing in 2028	24,792	3,608
Maturing in 2029	8,465	260
Maturing in 2030	5,812	682
Maturing thereafter	3,654	867
	$ 1,176,633	$ 377,964

Mid Penn had $97.5 million of brokered certificates of deposit as of December 31, 2025 and $319.8 million as of December 31, 2024. As of December 31, 2025 and 2024, Mid Penn had $83.2 million and $73.3 million, respectively, of Certificate of Deposit Account Registry ("CDAR") deposits.

Deposits and other funds from related parties held by Mid Penn amounted to $29.3 million and $31.8 million as of December 31, 2025 and 2024, respectively.

MID PENN BANCORP, INC.

Note 9 - Short-term Borrowings

Total short-term borrowings were $20.8 million as of December 31, 2025 and $2.0 million as of December 31, 2024, respectively. Short-term borrowings generally consist of federal funds purchased and advances from the FHLB with an original maturity of less than one year. Federal funds purchased from correspondent banks mature in one business day and are repriced daily based on the federal funds rate. Advances from the FHLB are collateralized by the Bank's investment in FHLB common stock and by a blanket lien on selected loan receivables, comprised principally of real estate secured loans. As of December 31, 2025, the amount of loans pledged totaled $2.7 billion. As of December 31, 2025, the Bank's unused short-term borrowing capacity with the FHLB totaled $1.7 billion (equal to $1.9 billion of maximum borrowing capacity less the aggregate amount of FHLB letters of credit securing public funds deposits, and other FHLB advances and obligations outstanding) upon satisfaction of any stock purchase requirements of the FHLB.

The Bank also maintained unused overnight lines of credit with other correspondent banks totaling $35.0 million as of December 31, 2025. No draws have been made on these lines of credit and on December 31, 2025 and 2024, the balance was $0.

Note 10 - Long-term Debt

The following table presents a summary of long-term debt as of December 31:

(Dollars in thousands)	December 31, 2025		December 31, 2024	
FHLB fixed rate instruments:				
Due February 2026, 4.51%	$	20,000	$	20,000
Due August 2026, 4.80%		212		523
Due February 2027, 6.71%		10		17
Total FHLB fixed rate instruments		20,222		20,540
Finance lease obligations included in long-term debt		2,917		3,063
Total long-term debt	$	23,139	$	23,603

Mid Penn prepaid no FHLB fixed rate instruments during the years ended December 31, 2025 and 2024.

As a member of the FHLB, the Bank can access a number of credit products which are utilized to provide liquidity. As of December 31, 2025, and 2024, the Bank had long-term debt outstanding in the amount of $23.1 million and $23.6 million, respectively, consisting of FHLB fixed rate instruments, and a finance lease liability.

The FHLB fixed rate instruments are secured under the terms of a blanket collateral agreement with the FHLB consisting of FHLB stock and qualifying Mid Penn loan receivables, principally real estate secured loans. Mid Penn also obtains letters of credit from the FHLB to secure certain public fund deposits of municipalities and school district customers, which are used as a legally allowable alternative to investment in securities. These FHLB letter of credit commitments totaled $162.5 million and $156.0 million as of December 31, 2025 and 2024, respectively.

During the first quarter of 2019, Mid Penn entered into a lease agreement for one facility under a non-cancelable finance lease, which commenced March 1, 2019 and expires February 28, 2039 and is included in long-term debt on the Consolidated Balance Sheets. See "Note 7 - Leases", for more information related to Mid Penn's finance lease obligation.

The aggregate principal amounts due on FHLB fixed rate instruments subsequent to December 31, 2025, are as follows:

(In thousands)		
2026	$	20,220
2027		2
	$	20,222

MID PENN BANCORP, INC.

Note 11 - Subordinated Debt

Subordinated Debt Assumed November 2021 with the Riverview Acquisition

On November 30, 2021, Mid Penn completed its acquisition of Riverview and assumed $25.0 million of Subordinated Notes (the "Riverview Notes"). In accordance with purchase accounting principles, the Riverview Notes were recorded at fair value, including a premium of $2.3 million. The notes were treated as Tier 2 capital for regulatory reporting purposes.

The Riverview Notes were issued by Riverview on October 6, 2020 in a private placement to certain qualified institutional buyers and accredited institutional investors. The Riverview Notes had a maturity date of October 15, 2030 and initially bore interest at a fixed rate of 5.75% per annum before converting to a floating rate prior to redemption. The Riverview Notes were redeemable beginning October 15, 2025, and Mid Penn redeemed all of the Riverview Notes on such date.

Subordinated Debt Issued December 2020

On December 22, 2020, Mid Penn issued $12.2 million of subordinated notes due December 2030 (the "December 2020 Notes") in a private placement to accredited investors. The December 2020 Notes were treated as Tier 2 capital for regulatory capital purposes.

The December 2020 Notes initially bore interest at a fixed rate of 4.5% per annum before converting to a floating rate prior to redemption. The December 2020 Notes became redeemable beginning December 31, 2025, and Mid Penn redeemed all of the December 2020 Notes on such date.

Subordinated Debt Issued March 2020

On March 20, 2020, Mid Penn issued $15.0 million of subordinated notes due March 2030 (the "March 2020 Notes") in a private placement to accredited investors. The March 2020 Notes were treated as Tier 2 capital for regulatory capital purposes.

The March 2020 Notes initially bore interest at a fixed rate of 4.0% per annum before converting to a floating rate prior to redemption. The March 2020 Notes became redeemable on March 30, 2025 and Mid Penn redeemed all of the March 2020 Notes in full on June 30, 2025.

Outstanding Balance

As of December 31, 2025, the Company had no subordinated debt outstanding.

MID PENN BANCORP, INC.

Note 12 - Derivative Financial Instruments

Mid Penn manages its exposure to certain interest rate risks through the use of derivative financial instruments; however, none are entered into for speculative purposes. During the year ended December 31, 2025, Mid Penn had outstanding derivative contracts designated as hedges. Mid Penn's free-standing derivative financial instruments are required to be carried at their fair value on the Consolidated Balance Sheets.

Mortgage Banking Derivative Financial Instruments

In connection with its mortgage banking activities, Mid Penn entered into commitments to originate certain fixed-rate residential mortgage loans for customers, also referred to as interest rate locks. In addition, Mid Penn entered into forward commitments for the future sales or purchases of mortgage-backed securities to or from third-party counterparties to hedge the effect of changes in interest rates on the values of both the interest rate locks and mortgage loans held-for-sale. Forward sales commitments may have also be in the form of commitments to sell individual mortgage loans at a fixed price at a future date. The amount necessary to settle each interest rate lock was based on the price that secondary market investors would pay for loans with similar characteristics, including interest rate and term, as of the measurement date.

Information related to mortgage banking derivative activity is set forth in the following table:

| | December 31, 2025 | | December 31, 2024 | |
	Notional Amount	Asset (Liability) Fair Value	Notional Amount	Asset (Liability) Fair Value
(In thousands)				
Interest Rate Lock Commitments				
Positive Fair Values	$ 643	$ 4	$ 120	$ 1
Negative Fair Values	170	(1)	1,084	(4)
Forward Commitments				
Positive Fair Values	1,129	6	2,380	7
Negative Fair Values	$ 1,192	$ (4)	$ 1,167	$ (6)

For the years ended December 31, 2025, 2024, and 2023, Mid Penn recorded net gains from mortgage banking hedging activity of $12 thousand, $10 thousand, and $324 thousand, respectively.

The following table presents derivative financial instruments and the amount of the net gains or losses recognized within other noninterest income on the Consolidated Statements of Income for the years ended December 31:

(In thousands)	2025	2024
Interest Rate Lock Commitments	$ 32	$ (3)
Forward Commitments	(21)	14
Total	$ 11	$ 11

Loan-level Interest Rate Swaps

Mid Penn enters into loan-level interest rate swaps with certain qualifying commercial loan customers to meet their interest rate risk management needs. Mid Penn simultaneously enters into loan-level interest rate swaps with dealer counterparties, with identical notional amounts and terms. The net result of the offsetting customer and dealer counterparty swap agreements is that the customer pays a fixed rate of interest, while Mid Penn receives a floating rate. Mid Penn's loan-level interest rate swaps are considered derivatives but are not accounted for using hedge accounting.

MID PENN BANCORP, INC.

Information related to loan-level interest rate swaps is set forth in the following table:

(Dollars in thousands)		December 31, 2025		December 31, 2024
Loan-level interest rate swaps on loans with customers				
Notional amount	$	**287,251**	$	217,150
Weighted-average remaining term (years)		**4.16**		5.11
Receive fixed rate (weighted-average)		**5.13 %**		4.68 %
Pay variable rate (weighted-average)		**6.08 %**		6.64 %
Estimated fair value [1]	$	**8,796**	$	11,118

(Dollars in thousands)		December 31, 2025		December 31, 2024
Loan-level interest rate swaps on loans with correspondents				
Notional amount	$	**287,251**	$	217,150
Weighted-average remaining term (years)		**4.16**		5.11
Receive variable rate (weighted-average)		**6.08 %**		6.64 %
Pay fixed rate (weighted-average)		**5.13 %**		4.68 %
Estimated fair value [2]	$	**8,796**	$	11,118

(1) The net amount of the estimated fair value is disclosed in Other Liabilities on the Consolidated Balance Sheet.
(2) The net amount of the estimated fair value is disclosed in Other Assets on the Consolidated Balance Sheet.

Cash Flow Hedges of Interest Rate Risk

Mid Penn's objectives in using interest rate derivatives are to reduce volatility in net interest income and to manage its exposure to interest rate movements. To accomplish this objective, Mid Penn primarily uses interest rate swaps as part of its interest rate risk management strategy. During the year ended December 31, 2025, Mid Penn had interest rate swaps designated as cash flow hedges to hedge the cash flows associated with existing brokered CDs.

Information related to cash flow hedges is set forth in the following table:

(Dollars in thousands)		December 31, 2025		December 31, 2024
Cash flow hedges				
Notional amount	$	**75,000**	$	295,000
Weighted-average remaining term (years)		**0.84**		1.55
Pay fixed rate (weighted-average)		**3.81 %**		3.64 %
Receive variable rate (weighted average)		**3.52 %**		4.10 %
Estimated fair value [1]	$	**211**	$	2,590

(1) Estimated fair value, net of accrued interest receivable, is disclosed in Other Assets on the Consolidated Balance Sheet.

For derivatives designated and qualifying as cash flow hedges of interest rate risk, the unrealized gain or loss is recorded in AOCI and subsequently reclassified into interest income in the same period during which the hedged transaction affects earnings. Amounts reported in AOCI related to derivatives will be reclassified to interest income as interest payments are made on Mid Penn's variable-rate liabilities. During the next twelve months, Mid Penn estimates that an additional $223 thousand will be reclassified to interest expense.

MID PENN BANCORP, INC.

Note 13 - Fair Value Measurement

Mid Penn uses estimates of fair value in applying various accounting standards to its consolidated financial statements on either a recurring or nonrecurring basis. Fair value is defined as the price that would be received to sell an asset or transfer a liability in an orderly transaction between willing and able market participants. Mid Penn groups its assets and liabilities measured at fair value in three hierarchy levels, based on the observability and transparency of the inputs. The fair value hierarchy is as follows:

> **Level 1** - Inputs that represent quoted prices for identical instruments in active markets.

> **Level 2** - Inputs that represent quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability.

> **Level 3** - Inputs that are largely unobservable, as little or no market data exists for the instrument being valued.

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.

There were no transfers of assets between fair value Level 1 and Level 2 of the fair value hierarchy during the years ended December 31, 2025 and 2024.

The following tables illustrate the assets and liabilities measured at fair value on a recurring basis and reported on the Consolidated Balance Sheets:

(In thousands)	December 31, 2025			
	Level 1	Level 2	Level 3	Total
Available-for-sale securities:				
U.S. Treasury and U.S. government agencies	$ —	$ 19,066	$ —	$ 19,066
Mortgage-backed U.S. government agencies	—	353,397	—	353,397
State and political subdivision obligations	—	3,834	—	3,834
Corporate debt securities	—	40,017	—	40,017
Equity securities	5,446	—	—	5,446
Loans held-for-sale	—	3,668	—	3,668
Other assets:				
Derivative assets	—	9,007	—	9,007
Other liabilities:				
Derivative liabilities	—	8,796	—	8,796

(In thousands)	December 31, 2024			
	Level 1	Level 2	Level 3	Total
Available-for-sale securities:				
U.S. Treasury and U.S. government agencies	$ —	$ 21,507	$ —	$ 21,507
Mortgage-backed U.S. government agencies	—	202,944	—	202,944
State and political subdivision obligations	—	3,596	—	3,596
Corporate debt securities	—	32,430	—	32,430
Equity securities	428	—	—	428
Loans held-for-sale	—	7,064	—	7,064
Other assets:				
Derivative assets	—	13,708	—	13,708
Other liabilities:				
Derivative liabilities	—	11,118	—	11,118

MID PENN BANCORP, INC.

The valuation methodologies and assumptions used to estimate the fair value for the items in the preceding tables are as follows:

Available-for-sale investment securities - The fair value of equity and debt securities classified as available-for-sale is determined by obtaining quoted market prices on nationally recognized securities exchanges (Level 1) or matrix pricing (Level 2). Matrix pricing is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted market prices for the specific securities, but rather, relying on the securities' relationship to other benchmark quoted prices.

Equity securities - The fair value of equity securities with readily determinable fair values is recorded on the Consolidated Balance Sheet, with realized and unrealized gains and losses reported in other expense on the Consolidated Statements of Income.

Loans held-for-sale - This category includes mortgage loans held-for-sale that are measured at fair value on a recurring basis. Fair values as of December 31, 2025 were measured as the price that secondary market investors were offering for loans with similar characteristics.

Derivative instruments - Interest rate swaps are measured by alternative pricing sources with reasonable levels of price transparency in markets that are not active. Based on the complex nature of interest rate swap agreements, the markets these instruments trade in are not as active or liquid as those for more mature Level 1 markets. These markets do, however, have comparable, observable inputs in which an alternative pricing source values these assets to arrive at a fair market value. These characteristics classify interest rate swap agreements as Level 2.

Mortgage banking derivatives - represent the fair value of mortgage banking derivatives in the form of interest rate locks and forward commitments with secondary market investors and the fair value of interest rate swaps. The fair values of Mid Penn's interest rate locks, forward commitments and interest rate swaps represent the amounts that would be required to settle the derivative financial instruments at the balance sheet date. These characteristics classify mortgage banking derivatives as Level 2. See "Note 12 - Derivative Financial Instruments," for additional information.

Certain financial assets and financial liabilities are measured at fair value on a nonrecurring basis. These instruments are not measured at fair value on an ongoing basis, but are subject to fair value adjustments in certain circumstances (for example, upon acquisition or when there is evidence of impairment).

The following table illustrates financial instruments measured at fair value on a nonrecurring basis:

(In thousands)	December 31, 2025			
	Level 1	Level 2	Level 3	Total
Individually evaluated loans, net of ACL	$ —	$ —	$ 20,903	$ 20,903
Foreclosed assets held-for-sale	—	—	7,806	7,806

(In thousands)	December 31, 2024			
	Level 1	Level 2	Level 3	Total
Individually evaluated loans, net of ACL	$ —	$ —	$ 21,171	$ 21,171
Foreclosed assets held-for-sale	—	—	44	44

Net loans - This category consists of loans that were individually evaluated for credit losses, net of the related ACL, and have been classified as Level 3 assets. All of Mid Penn's individually evaluated loans for 2025 and 2024, whether reporting a specific allowance allocation or not, are considered collateral-dependent. Mid Penn utilized Level 3 inputs such as independent appraisals of the underlying collateral, which generally includes Level 3 inputs which are not observable. Appraisals may be adjusted downward by management for qualitative factors such as economic conditions and estimated liquidation expenses.

Foreclosed assets held-for-sale - Values are based on appraisals that consider the sales prices of property in the proximate vicinity.

MID PENN BANCORP, INC.

The following table presents additional information about the valuation techniques for level 3 assets measured at fair value on a nonrecurring basis:

	December 31, 2025							
(In thousands)	**Fair Value**	**Valuation Technique**	**Significant Unobservable Input**	**Range of Inputs**			**Weighted Average**
Individually evaluated loans, net of ACL	$ 20,903	Appraisal of collateral	Appraisal adjustments	8%	-	100%	44.9%
Foreclosed assets held-for-sale	7,806	Appraisal of collateral	Appraisal adjustments	23%	-	100%	39.8%

	December 31, 2024							
(In thousands)	Fair Value	Valuation Technique	Significant Unobservable Input	Range of Inputs			Weighted Average
Individually evaluated loans, net of ACL	$ 21,171	Appraisal of collateral	Appraisal adjustments	0%	-	100%	5.6%
Foreclosed assets held-for-sale	44	Appraisal of collateral	Appraisal adjustments	26%	-	26%	26.0%

The following tables present the carrying amount, fair value, and placement in the fair value hierarchy of Mid Penn's financial instruments:

	December 31, 2025									
	Carrying Amount		**Estimated Fair Value**							
(In thousands)			**Level 1**		**Level 2**		**Level 3**		**Total**	
Financial instruments - assets										
Cash and cash equivalents	$	98,918	$	98,918	$	—	$	—	$	98,918
Available-for-sale securities		416,314		—		416,314		—		416,314
Held-to-maturity securities		347,285		—		321,702		—		321,702
Equity securities		5,446		5,446		—		—		5,446
Loans held-for-sale		3,668		—		3,668		—		3,668
Net loans		4,826,747		—		—		4,866,731		4,866,731
Restricted investment in bank stocks		7,576				7,576		—		7,576
Accrued interest receivable		29,640		29,640		—		—		29,640
Derivative assets		9,007		—		9,007		—		9,007
Financial instruments - liabilities										
Deposits	$	5,214,663	$	—	$	5,218,656	$	—	$	5,218,656
Short-term borrowings		20,833		—		20,833		—		20,833
Long-term debt [1]		20,222		—		20,223		—		20,223
Accrued interest payable		10,942		10,942		—		—		10,942
Derivative liabilities		8,796		—		8,796		—		8,796

(1) Long-term debt excludes finance lease obligations.

MID PENN BANCORP, INC.

	December 31, 2024				
		Estimated Fair Value			
(In thousands)	Carrying Amount	Level 1	Level 2	Level 3	Total
Financial instruments - assets					
Cash and cash equivalents	$ 70,564	$ 70,564	$ —	$ —	$ 70,564
Available-for-sale securities	260,477	—	260,477	—	260,477
Held-to-maturity securities	382,447	—	340,648	—	340,648
Equity securities	428	428	—	—	428
Loans held-for-sale	7,064	—	7,064	—	7,064
Net loans	4,407,556	—	—	4,430,623	4,430,623
Restricted investment in bank stocks	7,461		7,461	—	7,461
Accrued interest receivable	26,846	26,846	—	—	26,846
Derivative assets	13,708	—	13,708	—	13,708
Financial instruments - liabilities					
Deposits	$ 4,689,927	$ —	$ 4,684,548	$ —	$ 4,684,548
Short-term borrowings	2,000	—	2,000	—	2,000
Long-term debt [1]	20,540	—	19,120	—	19,120
Subordinated debt	45,741	—	42,811	—	42,811
Accrued interest payable	13,484	13,484	—	—	13,484
Derivative liabilities	11,118	—	11,118	—	11,118

(1) Long-term debt excludes finance lease obligations

The Bank's outstanding and unfunded credit commitments and financial standby letters of credit were deemed to have no significant fair value as of December 31, 2025 and 2024.

MID PENN BANCORP, INC.

Note 14 - Postretirement Benefit Plans

Mid Penn has a postretirement healthcare and life insurance benefit plan, which is noncontributory, covering certain full-time employees. Mid Penn also assumed noncontributory defined benefit pension plans as a result of the acquisitions of Scottdale on January 8, 2018 and Riverview on November 30, 2021. None of Mid Penn's plans contained a promised interest crediting rate.

Service costs related to plans benefiting Mid Penn employees are reported as a component of salaries and employee benefits on the Consolidated Statements of Income, while interest costs, expected return on plan assets, amortization (accretion) of prior service cost, and settlement gain are reported as a component of other income. Service costs, interest costs, and amortization of prior service costs related to plans benefiting Mid Penn's nonemployee directors are reported as a component of director fees and benefits expense within the other expense line item on the Consolidated Statement of Income.

The accrued benefit liability, related income statement impacts, and other significant aspects of the plans are detailed below.

Life Insurance - Full-time employees who had at least ten years of service as of January 1, 2008 and retire with the Bank after age 55 and at least 20 years of service are eligible for term life insurance coverage. The insurance amount is $50 thousand until age 65, and decreases by $5 thousand per year until age 74. Thereafter, the insurance amount will be $5 thousand. The Corporation's obligation to pay life insurance premiums terminates if the retired employee obtains other employment.

Health Benefit Plan - Full-time employees who had at least 10 years of service as of January 1, 2008 and who retire at age 55 or later, after completion of at least 20 years of service, are eligible for medical benefits. Medical benefits may be provided for up to five years after retirement.

Employees who retired prior to December 31, 2015 may elect the least expensive single coverage in the employer's group medical plan. If the retiree becomes eligible for Medicare during the five year duration of coverage, the Bank may, at its discretion, pay premiums for Medicare supplemental or similar coverage.

For employees who retired between September 18, 2015 and December 31, 2015, the Bank may pay up to $5 thousand toward postretirement medical coverage.

Employees who retired after December 31, 2015 may not participate in the employer's group medical plan. Instead, the Bank may reimburse the retiree for up to $5 thousand (grossed up by 36.79% as of December 31, 2025) in medical costs. Reimbursement terminates at any time during the five-year period if the retired employee obtains other employment or the retired employee dies.

MID PENN BANCORP, INC.

The following tables present a reconciliation of the changes in the plan's health and life insurance benefit obligations and fair value of plan assets for the years ended December 31, 2025 and 2024, and a statement of the funded status as of December 31, 2025 and 2024.

(In thousands)	December 31,			
Change in benefit obligations:	2025		2024	
Benefit obligations, January 1	$	226	$	271
Service cost		1		1
Interest cost		11		11
Change in experience		1		(28)
Change in assumptions		5		(7)
Benefit payments		(20)		(22)
Benefit obligations, December 31	$	224	$	226
Change in fair value of plan assets:				
Fair value of plan assets, January 1	$	—	$	—
Employer contributions		20		22
Benefit payments		(20)		(22)
Fair value of plan assets, December 31		—		—
Funded status at year end	$	(224)	$	(226)

Mid Penn has capped the benefit to future retirees under its post-retirement health benefit plan. Employees who had achieved ten years of service as of January 1, 2008 and subsequently retire after at least 20 years of service are eligible for reimbursement of major medical insurance premiums up to $5 thousand if the employee has not yet reached age 65.

Upon becoming eligible for Medicare, Mid Penn may reimburse up to $5 thousand for Medicare Advantage or similar supplemental coverage. The maximum reimbursement period will not exceed five years, regardless of retirement age, and will end upon the participant obtaining other employment or death.

The amount recognized in other liabilities on the Consolidated Balance Sheets as of December 31, is as follows:

(In thousands)	2025		2024	
Accrued benefit liability	$	224	$	226

The amounts recognized in accumulated other comprehensive income as of December 31 consist of:

(In thousands)	2025		2024	
Net gain, pretax	$	(51)	$	(65)
Net prior service cost, pretax		—		—

The accumulated benefit obligation for health and life insurance plans was $224 thousand and $226 thousand as of December 31, 2025 and 2024, respectively.

MID PENN BANCORP, INC.

The components of net periodic postretirement benefit cost for 2025, 2024 and 2023 are as follows:

(In thousands)	2025		2024		2023	
Service cost	$	1	$	1	$	1
Interest cost		11		11		13
Amortization of prior service cost		—		—		10
Amortization of net gain		(8)		(7)		(2)
Net periodic postretirement benefit cost	$	4	$	5	$	22

Weighted-average assumptions used in the measurement of Mid Penn's benefit obligations as of December 31 are as follows:

Weighted-average assumptions:	2025	2024
Discount rate	5.07 %	5.32 %
Rate of compensation increase	—	—

Weighted-average assumptions used in the measurement of Mid Penn's net periodic benefit cost for the years ended December 31 are as follows:

Weighted-average assumptions:	2025	2024	2023
Discount rate	5.32 %	4.67 %	4.90 %
Rate of compensation increase	—	—	—

Assumed health care cost trend rates as of December 31 are as follows:

	2025	2024	2023
Health care cost trend rate assumed for next year	8.00%	7.00%	7.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.50%	5.50%	5.50%
Year that the rate reaches the ultimate trend rate	2029	2028	2027

The following table shows the estimated benefit payments for future periods:

(In thousands)		
2026	$	28
2027		28
2028		27
2029		18
2030		14
2031-2035		67

MID PENN BANCORP, INC.

Directors' Retirement Plan - Mid Penn had an unfunded defined benefit retirement plan ("Director's Plan") for directors with benefits based on years of service.

On October 1, 2023, the Bank decided to terminate the Plan and pay out any benefits to participants in a lump sum cash payout of $1.3 million, which was paid out on October 1, 2024.

The following tables provide a reconciliation of the changes in the Director's Plan benefit obligations and fair value of plan assets for the years ended December 31, 2025 and 2024, and a statement of the status as of December 31, 2025 and 2024. This Plan was unfunded.

(In thousands)	December 31,	
Change in benefit obligations:	**2025**	2024
Benefit obligations, January 1	$ —	$ 1,306
Service cost	—	—
Interest cost	—	—
Actuarial loss	—	—
Change in assumptions	—	—
Benefit payments	—	(1,306)
Benefit obligations, December 31	$ —	$ —
Change in fair value of plan assets:		
Fair value of plan assets, January 1	$ —	$ —
Employer contributions	—	1,306
Benefit payments	—	(1,306)
Fair value of plan assets,	—	—
Funded status at year end	$ —	$ —

Amounts recognized in other liabilities on the Consolidated Balance Sheet as of December 31 are as follows:

(In thousands)	**2025**	2024
Accrued benefit liability	$ —	$ —

Amounts recognized in accumulated other comprehensive loss (income) as of December 31 consist of:

(In thousands)	**2025**	2024
Net prior service cost, pretax	$ —	$ —
Net loss, pretax	—	—

The accumulated benefit obligation for the retirement plan was zero as of December 31, 2025 and 2024, respectively.

The components of net periodic retirement cost for 2025, 2024 and 2023 are as follows:

(In thousands)	**2025**	2024	2023
Service cost	$ —	$ —	$ 56
Interest cost	—	—	61
Amortization of net loss	—	—	34
Net periodic retirement cost	$ —	$ —	$ 151

MID PENN BANCORP, INC.

Weighted-average assumptions used in the measurement of Mid Penn's benefit obligations as of December 31 are as follows:

Weighted-average assumptions:	2025	2024
Discount rate	—%	—%
Change in consumer price index	—	—

Weighted-average assumptions used in the measurement of Mid Penn's net periodic benefit cost for the years ended December 31 are as follows:

Weighted-average assumptions:	2025	2024	2023
Discount rate	—%	—%	4.80%
Change in consumer price index	—	—	3.40

The Bank is the owner and beneficiary of insurance policies on the lives of certain officers and directors, which informally fund the retirement plan obligation. The aggregate cash surrender value of these policies was $4.0 million and $4.3 million as of December 31, 2025 and 2024, respectively.

Scottdale Defined Benefit Pension Plan - As a result of the acquisition of Scottdale on January 8, 2018, Mid Penn has assumed a noncontributory defined benefit pension plan ("Scottdale Plan") covering certain former employees of Scottdale. After the acquisition, Mid Penn did not allow for any further participants to join the Plan. Mid Penn's policy is to fund pension benefits as accrued. The Scottdale Plan's assets are managed by the trust department of the Bank and were primarily invested in corporate equity securities at the time of acquisition but have since been diversified into a more conservative investment profile, including fixed income debt securities. The investment objective of the plan is "Balanced" to provide relatively stable growth from assets offset by a moderate level of income with target portfolio allocations of up to 20% cash, 30-50% fixed income securities, and 40-60% equity securities. The valuation of the plan's assets is subject to market fluctuations.

For the year ended December 31, 2025, Mid Penn recognized $192 thousand of settlement gains. For the year ended December 31, 2024, Mid Penn recognized no settlement gains. The settlement gains were recorded in noninterest income as a component of other income in the Consolidated Statements of Income for the year ended December 31, 2025.

MID PENN BANCORP, INC.

The following tables provide a reconciliation of the changes in the Scottdale Plan's benefit obligations and fair value of plan assets for the year ended December 31, 2025 and 2024, and a statement of the status as of December 31, 2025 and 2024:

(In thousands)	December 31,	
Change in benefit obligations:	**2025**	2024
Benefit obligations, January 1	$ **2,547**	$ 2,659
Service cost	**15**	25
Interest cost	**136**	130
Settlement loss	**4**	—
Actuarial gain	**(35)**	(97)
Settlement payments	**(493)**	—
Benefit payments	**(87)**	(170)
Benefit obligations, December 31	$ **2,087**	$ 2,547
Change in fair value of plan assets:		
Fair value of plan assets, January 1	$ **3,597**	$ 3,468
Return on plan assets	**415**	328
Employer contributions	**—**	—
Benefit payments	**(87)**	(170)
Administrative expenses	**(29)**	(29)
Settlement payments	**(493)**	—
Fair value of plan assets, December 31	**3,403**	3,597
Funded status at year end	$ **1,316**	$ 1,050

Amounts recognized on the Consolidated Balance Sheets as of December 31 are as follows:

(In thousands)	**2025**	2024
Accrued pension benefit asset	$ **1,316**	$ 1,050

Amounts recognized in accumulated other comprehensive loss consist of the following as of December 31:

(In thousands)	**2025**	2024
Unrecognized actuarial gain	$ **813**	$ 798

The accumulated benefit obligation for the retirement plan was $2.1 million and $2.5 million as of December 31, 2025 and 2024, respectively.

The components of net periodic retirement cost for December 31 are as follows:

(In thousands)	**2025**	2024	2023
Service cost	$ **15**	$ 25	$ 58
Interest cost	**136**	130	197
Expected return on plan assets	**(159)**	(153)	(211)
Recognized net actuarial gain	**(52)**	(25)	(63)
Net periodic retirement income	$ **(60)**	$ (23)	$ (19)

MID PENN BANCORP, INC.

Weighted-average assumptions used in the measurement of Mid Penn's benefit obligations and net periodic pension costs as of December 31 are as follows:

Weighted-average assumptions:	2025	2024	2023
Discount rate	**5.50%**	5.50%	5.00%
Expected long-term return on plan assets	**4.50**	4.50	4.50
Rate of compensation increases	**2.50**	2.50	2.50

The following table presents a summary of the Scottdale Plan's assets at fair value and the weighted-average asset allocations by investment category as of December 31:

	Estimated Fair Value	Percentage of Total Assets	Estimated Fair Value	Percentage of Total Assets
(Dollars in thousands)	**2025**		**2024**	
Cash and cash equivalents	**$ 365**	**10.7 %**	$ 263	7.3 %
Common stock	**1,894**	**55.7**	2,081	57.9
Corporate bonds	**1,144**	**33.6**	1,253	34.8
	$ 3,403	**100.0 %**	$ 3,597	100.0 %

The description of the valuation methodologies used for assets measured at fair value is disclosed below.

Common Stocks

Valued at the closing price reported on the active market on which the individual securities are traded and therefore would be categorized as Level 1 assets under the fair value hierarchy.

Corporate Bonds

Valued using matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted market prices for the specific securities but rather relying on the securities' relationship to other benchmark quoted prices and therefore would be categorized as Level 2 assets under the fair value hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table shows the estimated benefit payments for future periods:

(In thousands)		
2026	$	**108**
2027		**124**
2028		**155**
2029		**154**
2030		**178**
2031-2035		**840**

Riverview Defined Benefit Plan - As a result of the Riverview Acquisition on November 30, 2021, Mid Penn assumed noncontributory defined benefit pension plans ("Riverview Plans") covering certain former employees of Riverview (or its predecessor-in-interest) as follows:

Pursuant to the consolidation with Union Bancorp, Inc. ("Union") effective November 1, 2013, Riverview assumed Union's noncontributory defined benefit pension plan, which substantially covered all Union employees. The plan

MID PENN BANCORP, INC.

benefits were based on average salary and years of service. Union elected to freeze all benefits earned under the plan effective January 1, 2007.

Riverview also assumed responsibility of Citizens National Bank of Meyersdale's ("Citizens") noncontributory defined benefit pension plan effective as of the December 31, 2015 merger date. The plan substantially covered all Citizens employees, and the plan benefits were based on average salary and years of service. Citizens elected to freeze all benefits earned under the plan effective January 1, 2013.

As a result of a merger effective October 1, 2017, Riverview assumed responsibility of CBT Financial Corp's ("CBT") postretirement benefit plan, which is an unfunded postretirement benefit plan covering health insurance costs and post-retirement life insurance benefits for certain retirees.

Subsequent to the Riverview Acquisition, Mid Penn disallowed any further participants to join the Riverview Plans. Mid Penn's policy is to fund pension and post-retirement benefits as accrued. The Riverview Plans' assets are managed by a third party and were primarily invested in a combination of cash and cash equivalents, equity securities and fixed income securities at the time of acquisition. The valuation of the Riverview Plans' assets is subject to market fluctuations.

The following tables provide a reconciliation of the changes in the Riverview Plans' benefit obligations and fair value of plan assets for year ended December 31, 2025, and a statement of the status as of December 31:

(In thousands)				
Change in benefit obligations:		**2025**		2024
Benefit obligations, January 1	$	**5,740**	$	6,442
Interest cost		**302**		299
Actuarial loss		**(8)**		(483)
Benefit payments		**(508)**		(518)
Benefit obligations, December 31	$	**5,526**	$	5,740
Change in fair value of plan assets:				
Fair value of plan assets, January 1,	$	**6,711**	$	6,895
Return on plan assets		**697**		329
Contributions		**—**		3
Benefit payments		**(505)**		(516)
Fair value of plan assets, December 31		**6,903**		6,711
Funded status at year end	$	**1,377**	$	971

Amounts recognized in other liabilities on the Consolidated Balance Sheets as of December 31 are as follows:

(In thousands)		**2025**		2024
Accrued pension benefit asset	$	**1,377**	$	971

As of December 31, 2025 amounts related to the Riverview Plans that have been recognized in accumulated other comprehensive loss but not yet recognized as a component of net periodic pension cost are as follows:

(In thousands)		**2025**		2024
Unrecognized actuarial gain	$	**153**	$	415

MID PENN BANCORP, INC.

The components of net periodic pension and postretirement benefit cost for the year ended December 31, 2025 and 2024 are as follows:

(In thousands)	2025		2024		2023	
Interest cost	$	302	$	299	$	309
Expected return on plan assets		(387)		(397)		(387)
Amortization of net loss		10		12		—
Net periodic pension benefit	$	(75)	$	(86)	$	(78)

(In thousands)	2025		2024		2023	
Service credit	$	—	$	—	$	—
Interest cost		1		1		1
Unrecognized gain		(1)		(1)		(1)
Net periodic postretirement benefit	$	—	$	—	$	—

The accumulated benefit obligation was $5.5 million and $5.7 million as of December 31, 2025 and 2024, respectively, for the Riverview Plans.

Weighted-average assumptions used in the measurement of Mid Penn's benefit obligations and net periodic pension costs as of December 31, 2025 and 2024 are as follows:

	Pension Benefits		Postretirement Life Insurance Benefits
2025	**Union**	**Citizens**	**CBT**
Discount rate	5.54 %	5.54 %	4.99 %
Expected long-term return on plan assets	6.00	6.00	n/a
2024			
Discount rate	4.83 %	4.83 %	5.32 %
Expected long-term return on plan assets	6.00	6.00	n/a

The following summarizes the actuarial assumptions used for the Riverview Plans:

For the pension plan, the selected long-term rate of return on plan assets was primarily based on the asset allocation of the plan's assets. Analysis of the historic returns on these asset classes and projections of expected future returns were considered in setting the long-term rate of return.

The benefit offered under the postretirement benefit plan is fixed; therefore, the accumulated postretirement benefit obligation is not impacted by health care cost trends or the rate of compensation increase.

MID PENN BANCORP, INC.

The following table presents a summary of the Riverview Plan's assets at fair value and the weighted-average asset allocations by investment category as of December 31:

(Dollars in thousands)	Estimated Fair Value	Percentage of Total Assets	Estimated Fair Value	Percentage of Total Assets
Weighted-average asset allocations:	**2025**		2024	
Cash and cash equivalents	$ **60**	**0.9 %**	$ 60	0.9 %
Mutual fund - equity	**2,618**	**37.9**	2,619	39.0
Mutual fund / EFTs - fixed income	**3,926**	**56.9**	3,716	55.4
Common / collective trusts equity	**299**	**4.3**	316	4.7
	$ **6,903**	**100 %**	$ 6,711	100 %

The valuation used is based on quoted market prices provided by an independent third party. The fair values of mutual fund investments are considered Level 1 assets in the fair value hierarchy and the collective trusts equity are considered Level 2 assets.

The following table shows the estimated benefit payments for future periods:

(In thousands)	Pension Benefits	Postretirement Life Insurance Benefits
2026	$ **511**	$ **4**
2027	**498**	**3**
2028	**499**	**3**
2029	**490**	**3**
2030	**478**	**3**
2031-2035	**2,154**	**9**

MID PENN BANCORP, INC.
Note 15 - Other Benefit Plans

Mid Penn maintains several benefit plans for current and former employees of the Corporation. Liabilities related to the plans are recorded in other liabilities on the Consolidated Balance Sheet, and the aggregate cash surrender values associated with life insurance plans are recorded in the cash surrender value of life insurance line item on the Consolidated Balance Sheet. Significant aspects of the plans are detailed below.

Defined-Contribution 401(k) Plan - The Bank sponsors a 401(k) plan that covers substantially all employees. The plan allows employees to defer a portion of their salaries and wages and provides for employer matching contributions, subject to certain percentage limits. The Corporation's matching contributions to the 401(k) Plan totaled $2.1 million, $1.8 million, and $1.7 million for the years ended December 31, 2025, 2024, and 2023, respectively and are included as a component of salaries and benefits expense in the Consolidated Statements of Income. The plan also includes a funded contributory profit-sharing provision when applicable. The Corporation did not make profit-sharing contributions in 2025, 2024, or 2023.

Deferred Compensation Plan - Mid Penn sponsors a directors' deferred compensation plan that allows directors to defer receipt of director fees for a specified period to provide future retirement income. The Corporation recorded accrued liabilities of $2.8 million and $2.6 million as of December 31, 2025 and 2024, respectively. Deferred compensation expense totaled $171 thousand, $159 thousand and $127 thousand for the years ended December 31, 2025, 2024 and 2023, respectively, and is included in other expense in the Consolidated Statements of Income.

As part of the acquisition of William Penn, the Company assumed nonqualified deferred compensation plan obligations covering four participants. The balance related to the acquired plans was approximately $1.0 million as of December 31, 2025 and is included in deferred compensation liabilities within other liabilities on the Consolidated Balance Sheets.

Supplemental Executive Retirement Plan - The Corporation maintains supplemental executive retirement plan agreements ("SERPs") with certain executive officers and members of executive management. These agreements provide for the monthly payment of a fixed cash benefit over a period of 15 years, commencing on the first day of the month following the executive's separation from service due to: (i) normal retirement age (generally age 70), (ii) disability, (iii) death, or (iv) a qualifying change in control of the Bank. In 2025, the Corporation amended certain existing SERP agreements and entered into an additional SERP agreement with its Chief Executive Officer.

Benefits vest over a term of four to ten years, with a portion of benefits having previously vested for several of the participants. Any unvested portion of the benefit becomes fully vested upon a change in control of the Bank. The accrued liability for the supplemental retirement plans totaled $4.2 million and $3.2 million as of December 31, 2025 and 2024, respectively. Expense related to the SERPs totaled $979 thousand, $739 thousand and $792 thousand for the years ended December 31, 2025, 2024 and 2023, respectively, and is included in salaries and benefits expense in the Consolidated Statements of Income.

In connection with the William Penn Acquisition, the Company also assumed supplemental retirement plan obligations covering three participants. The balance related to the acquired plans was approximately $315 thousand as of December 31, 2025 and is included in other liabilities on the Consolidated Balance Sheets.

Split Dollar Life Insurance Arrangements - As of December 31, 2025 and 2024, the Bank maintained split dollar life insurance arrangements with certain current and former employees and executives. The aggregate collateral assignment and cash surrender values of these arrangements were approximately $1.4 million as of December 31, 2025 and 2024, respectively.

Mid Penn acquired Phoenix's split dollar life insurance arrangements in 2015, which had aggregate cash surrender values of $4.6 million and $4.5 million as of December 31, 2025 and 2024, respectively. In 2018, Mid Penn acquired First Priority's split dollar life insurance arrangements, with aggregate cash surrender values of $3.8 million as of December 31,

MID PENN BANCORP, INC.

2025 and 2024, respectively. In 2021, Mid Penn acquired Riverview's split dollar life insurance arrangements, which had aggregate cash surrender values of $1.4 million as of December 31, 2025 and 2024, respectively.

Rabbi Trust - As a result of the Riverview acquisition, Mid Penn assumed certain benefit plan liabilities related to executive nonqualified retirement benefits, deferred compensation plans, and separation agreements, which are included in other liabilities on the Consolidated Balance Sheets. These obligations are funded through a Rabbi Trust, which provides a source of funds for satisfying the related compensation obligations. Cash balances held in the Rabbi Trust are included in other assets on the Consolidated Balance Sheets and totaled $2.5 million and $2.7 million as of December 31, 2025 and 2024, respectively.

The details of the compensation arrangements for the years ended December 31 include:

(In thousands)	Fully Funded Gross Amounts	
Compensation Arrangements	**2025**	2024
Supplemental executive retirement agreements	$ **1,012**	$ 1,112
Executive deferred compensation agreement	**1,031**	1,235
Total compensation agreements	$ **2,043**	$ 2,347

MID PENN BANCORP, INC.
Note 16 - Income Taxes

Mid Penn accounts for income taxes in accordance with ASC 740, Income Taxes. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to the differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.

In 2025, Mid Penn adopted ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The adoption impacted the Corporation's income tax disclosures but did not have a material impact on its consolidated financial position, results of operations, or cash flows.

Significant components of the Corporation's net deferred tax asset as of December 31, 2025 and 2024 are shown below.

(In thousands)	2025	2024
Deferred tax assets:		
Allowance for loan losses	$ 8,031	$ 7,878
Loan fees	811	769
Deferred compensation	1,899	1,317
Benefit plans	46	50
Unrealized loss on securities	2,373	5,389
Lease adjustments	53	87
Business combination adjustments	7,057	4,659
Acquired NOL, Section 1231, and charitable contribution carryforwards	3,198	3,153
Rabbi trust	442	521
Riverview AMT credits	547	621
Equity compensation	776	249
Riverview subordinated debt fair value adjustment	—	139
Software renewal costs	194	222
Unfunded commitments and loan basis adjustments	609	491
Investments in flow-through entities	203	517
Other	276	482
Total deferred tax assets	$ 26,515	$ 26,544
Deferred tax liabilities:		
Depreciation	$ (2,134)	$ (1,160)
Bond accretion	(401)	(269)
Goodwill and intangibles	(226)	(505)
Prepaid expenses	(818)	(74)
Benefit plans	(1,520)	(1,368)
Interest rate swaps	—	(421)
Total deferred tax liabilities	(5,099)	(3,797)
Deferred tax asset, net	$ 21,416	$ 22,747

In assessing the Corporation's ability to realize deferred federal tax assets, management considers whether it is more likely than not some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and prudent, feasible and permissible as well as available tax planning strategies in making this assessment. As of December 31, 2025, based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that Mid Penn will realize the benefits of these deferred tax assets and has no valuation allowances recorded against any components of its

MID PENN BANCORP, INC.

deferred tax asset, including the carryforward balances related to net operating losses ("NOL"), Section 1231 losses, and charitable contribution carryforwards.

As of December 31, 2025, Mid Penn had NOL carryforwards of $3.2 million, which were acquired in prior business combinations and are set to expire in 2032. Utilization of these NOLs is subject to limitations under the Tax Cuts and Jobs Act ("TCJA"), which generally limits the deduction to 80% of taxable income computed without regard to the NOL deduction, as well as limitations under Internal Revenue Code Section 382.

Mid Penn had no charitable contribution carryforwards as of December 31, 2025 and December 31, 2024. During the years ended December 31, 2025, 2024 and 2023, Mid Penn generated sufficient taxable income to utilize all charitable contribution carryforwards. Mid Penn expects to generate sufficient taxable income to utilize all charitable contribution carryforwards in the future.

The annual usage of acquired NOL, charitable contribution carryforwards, and Section 1231 losses is limited by Internal Revenue Service ("IRS") Section 382 regulations. These limitations are calculated separately for each acquisition as the federal long-term tax-exempt rate at the date of acquisition multiplied by the valuation of the selling company as calculated in accordance with GAAP. As a result, the usage of acquired NOLs, charitable contribution carryforwards, AMT carryforwards, and Section 1231 losses to offset taxable income related to the Riverview Acquisition is limited to $2.0 million per year.

Mid Penn and its subsidiaries are subject to U.S. federal income tax and income tax for the states of Pennsylvania, New Jersey, Florida, and Maryland. These jurisdictions represent the primary states comprising the majority of the Company's state and local income tax expense. With limited exceptions, Mid Penn is no longer subject to examination by taxing authorities for years before 2017.

The provision for income taxes consists of the following:

(In thousands)		2025		2024		2023
Current tax provision						
Federal	$	2,199	$	7,118	$	7,570
State		108		864		1,033
Total current tax provision	$	2,307	$	7,982	$	8,603
Deferred tax expense (benefit)						
Federal	$	12,910	$	1,998	$	(525)
State		905		615		(781)
Total deferred tax expense (benefit)		13,815		2,613		(1,306)
Total provision for income taxes	$	16,122	$	10,595	$	7,297

MID PENN BANCORP, INC.

A reconciliation of the federal income tax provision at the statutory rate of 21% to Mid Penn's actual federal income tax provision at its effective rate is as follows:

(In thousands)	2025		2024		2023	
Provision at the expected statutory rate	$ 15,198	21.0 %	$ 12,607	21.0 %	$ 9,388	21.0 %
Low income housing partnership tax credits	(614)	(0.8)	(2,163)	(3.6)	(1,337)	(3.0)
Effect of tax-exempt income	(770)	(1.1)	(804)	(1.3)	(641)	(1.4)
Effect of investment in life insurance	(485)	(0.7)	(770)	(1.3)	(252)	(0.6)
Nondeductible merger and acquisition expense	704	1.0	48	0.1	207	0.5
State income taxes, net of federal tax benefit	800	1.1	1,169	1.9	199	0.4
Nondeductible interest	128	0.2	150	0.2	108	0.2
Executive compensation	581	0.8	—	—	—	—
Equity compensation	242	0.3	—	—	—	—
Other items	338	0.5	358	0.6	(375)	(0.8)
Provision for income taxes	$ 16,122	22.3 %	$ 10,595	17.6 %	$ 7,297	16.3 %

Mid Penn has no unrecognized tax benefits that, if recognized, would favorably affect the effective income tax rate. Mid Penn does not expect the total amount of unrecognized tax benefits to significantly increase or decrease in the next twelve months.

No amounts for interest and penalties were recorded in income tax expense in the Consolidated Statement of Income for the years ended December 31, 2025, 2024, or 2023. There were no amounts accrued for interest and penalties as of December 31, 2025 or 2024.

Mid Penn paid the following income taxes, net of refunds, during the year ended December 31, 2025:

(In thousands)	2025
Federal	$ 5,350
State	
New Jersey	395
Other states	7
Total state	402
Total Income Taxes Paid	$ 5,752

MID PENN BANCORP, INC.

Note 17 - Regulatory Matters

Mid Penn and the Bank are subject to regulatory capital requirements administered by banking regulators. Failure to meet minimum capital requirements can trigger certain mandatory and, possibly, additional discretionary, actions by the regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance sheet items as calculated under regulatory account practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

As of December 31, 2025 and 2024, the Corporation and the Bank met all applicable capital adequacy requirements, and the Bank was considered "well-capitalized" under applicable regulatory standards. However, future changes in regulations could increase capital requirements and may have an adverse effect on capital resources.

Minimum regulatory capital requirements established by Basel III rules require the Corporation and the Bank to:

- Meet a minimum Common Equity Tier I capital ratio of 4.5% of risk-weighted assets;

- Meet a minimum Tier I Capital ratio of 6.0% of risk-weighted assets;

- Meet a minimum Total Capital ratio of 8.0% of risk-weighted assets;

- Meet a minimum Tier I leverage capital ratio of 4.0% of average assets;

- Maintain a "capital conservation buffer" of 2.5% above the minimum risk-based capital requirements, which must be maintained to avoid restrictions on capital distributions and certain discretionary bonuses; and

- Comply with the definition of capital to improve the ability of regulatory capital instruments to absorb losses.

The Basel III Rules use a standardized approach for risk weightings. Failure to maintain the "capital conservation buffer" results in restrictions on capital distributions and certain discretionary bonus payments to executive officers. As a result, under the Basel III Rules, if the Bank fails to maintain the required minimum capital conservation buffer, the Corporation will be subject to limits, and possibly prohibitions, on its ability to obtain capital distributions from the Bank. If the Corporation does not receive sufficient cash dividends from the Bank, it may not have sufficient funds to pay dividends on its common stock, service its debt obligations or repurchase its common stock.

Certain restrictions exist regarding the ability of the Bank to transfer funds to the Corporation in the form of cash dividends, loans, or advances. The amount of dividends that may be paid from the Bank to the Corporation in any calendar year is limited to the Bank's current year's net profits, combined with the retained net profits of the preceding two years. For the year ended December 31, 2025, $74.2 million of undistributed earnings of the Bank, included in the consolidated shareholders' equity balance, was available for distribution to the Corporation in the form of dividends without prior regulatory approval, subject to regulatory capital requirements below.

MID PENN BANCORP, INC.

The following tables present the regulatory capital levels, leverage ratios, and risk-based capital ratios as of December 31:

(Dollars in thousands)	Actual Amount	Actual Ratio	Minimum for Basel III Capital Adequacy Amount	Minimum for Basel III Capital Adequacy Ratio	To Be Well-Capitalized Under Prompt Corrective Action Provisions Amount	To Be Well-Capitalized Under Prompt Corrective Action Provisions Ratio
Mid Penn Bancorp, Inc.						
2025						
Tier 1 Capital (to Average Assets)	$ 668,092	11.0%	$ 242,447	4.0%	N/A	N/A
Common Equity Tier 1 Capital (to Risk-Weighted Assets)	668,092	13.5	345,190	7.0	N/A	N/A
Tier 1 Capital (to Risk-Weighted Assets)	668,092	13.5	419,160	8.5	N/A	N/A
Total Capital (to Risk-Weighted Assets)	706,029	14.3	517,785	10.5	N/A	N/A
Mid Penn Bank						
2025						
Tier 1 Capital (to Average Assets)	$ 656,480	10.9%	$ 241,963	4.0%	$ 302,453	5.0%
Common Equity Tier 1 Capital (to Risk-Weighted Assets)	656,480	13.4	344,074	7.0	319,497	6.5
Tier 1 Capital (to Risk-Weighted Assets)	656,480	13.4	417,804	8.5	393,227	8.0
Total Capital (to Risk-Weighted Assets)	694,417	14.1	516,111	10.5	491,534	10.0
Mid Penn Bancorp, Inc.						
2024						
Tier 1 Capital (to Average Assets)	$ 535,501	10.0%	$ 214,621	4.0%	N/A	N/A
Common Equity Tier 1 Capital (to Risk-Weighted Assets)	535,501	11.9	313,979	7.0	N/A	N/A
Tier 1 Capital (to Risk-Weighted Assets)	535,501	11.9	381,261	8.5	N/A	N/A
Total Capital (to Risk-Weighted Assets)	618,971	13.8	470,969	10.5	N/A	N/A
Mid Penn Bank						
2024						
Tier 1 Capital (to Average Assets)	$ 495,729	9.2%	$ 214,461	4.0%	$ 268,076	5.0%
Common Equity Tier 1 Capital (to Risk-Weighted Assets)	495,729	11.1	313,456	7.0	291,066	6.5
Tier 1 Capital (to Risk-Weighted Assets)	495,729	11.1	380,625	8.5	358,235	8.0
Total Capital (to Risk-Weighted Assets)	533,458	11.9	470,183	10.5	$ 447,794	10.0

MID PENN BANCORP, INC.

<u>Note 18 - Commitments and Contingencies</u>

Mid Penn is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These instruments include commitments to extend credit and standby letters of credit. Commitments to extend credit are agreements to lend to a customer unless there is a violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Mid Penn evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management's credit evaluation of the customer. Standby letters of credit and financial guarantees written are conditional commitments to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Mid Penn had $66.5 million and $64.3 million of standby letters of credit outstanding as of December 31, 2025 and December 31, 2024, respectively. Mid Penn does not anticipate any losses resulting from these transactions. The amount of the liability as of December 31, 2025 and December 31, 2024 for payment under standby letters of credit issued was not considered material.

Mid Penn is required to estimate expected credit losses for OBS credit exposures which are not unconditionally cancellable. Mid Penn maintains a separate ACL on OBS credit exposures, including unfunded loan commitments and letters of credit, which is included in other liabilities on the accompanying Consolidated Balance Sheets.

The ACL - OBS is adjusted as a provision for OBS commitments in noninterest expense. The estimate includes consideration of the likelihood that funding will occur, an estimate of exposure at default that is derived from utilization rate assumptions using a non-modeled approach, and PD and LGD estimates derived from the same models and approaches used for Mid Penn's other loan portfolio segments described in "Note 4 - Loans and Allowance for Credit Losses - Loans" above, as these unfunded commitments share similar risk characteristics with these loan portfolio segments.

The ACL - OBS as of December 31, 2025 and December 31, 2024 was $2.9 million. The benefit for OBS for the year ended December 31, 2025 was $26 thousand. On January 1, 2023 in conjunction with adopting ASC 326, Mid Penn recorded an additional $3.1 million of provision for OBS which was included in the adoption cumulative effect adjustment.

The following table presents the activity in the ACL - OBS by segment for the year ended December 31, 2025 and December 31, 2024:

(In thousands)	Balance as of December 31, 2024	(Benefit)/Provision for Credit Loss [1]	Balance as of December 31, 2025
1-4 Family Rental	$ 16	$ (4)	$ 12
Commercial and industrial	1,165	292	1,457
CRE NonOwner Occupied	132	2	134
CRE Owner Occupied	98	(5)	93
Consumer	3	—	3
Farmland	92	5	97
HELOC & Junior Liens	92	38	130
Multifamily	27	(15)	12
Other Construction & Land	792	(50)	742
Residential Construction	516	(287)	229
Residential First Liens	6	(2)	4
	$ 2,939	$ (26)	$ 2,913

(1) Includes the impact of the William Penn Acquisition on April 30, 2025.

MID PENN BANCORP, INC.

(In thousands)	Balance as of December 31, 2023	(Benefit)/Provision for Credit Loss	Balance as of December 31, 2024
1-4 Family Rental	$ 11	$ 5	$ 16
Commercial and industrial	1,270	(105)	1,165
CRE NonOwner Occupied	113	19	132
CRE Owner Occupied	106	(8)	98
Consumer	3	—	3
Farmland	108	(16)	92
HELOC & Junior Liens	100	(8)	92
Multifamily	24	3	27
Other Construction & Land	1,036	(244)	792
Residential Construction	778	(262)	516
Residential First Liens	18	(12)	6
	$ 3,567	$ (628)	$ 2,939

Litigation

Mid Penn and its subsidiaries are subject to various pending and threatened legal proceedings or other matters arising out of the normal conduct of business in which claims for monetary damages are asserted. As of the date of this report, management, after consultation with legal counsel, does not anticipate that the aggregate ultimate liability arising out of such pending or threatened matters will be material to Mid Penn's consolidated financial position. On at least a quarterly basis, Mid Penn assesses its liabilities and contingencies in connection with such matters. For those matters where it is probable that Mid Penn will incur losses and the amounts of the losses can be reasonably estimated, Mid Penn records an expense and corresponding liability in its consolidated financial statements. To the extent such matters could result in exposure in excess of that liability, the amount of such excess is not currently estimable. The range of losses for matters where an exposure is not currently estimable or considered probable is not believed to be material in the aggregate. This is based on information currently available to Mid Penn and involves elements of judgment and significant uncertainties. While Mid Penn does not believe that the outcome of pending or threatened litigation or other matters will be material to Mid Penn's consolidated financial position, it cannot rule out the possibility that such outcomes will be material to the consolidated results of operations for a particular reporting period in the future. In addition, regardless of the ultimate outcome of any such legal proceeding, inquiry or investigation, any such matter could cause Mid Penn to incur additional expenses, which could be significant, and possibly material, to Mid Penn's results of operations in any future period.

MID PENN BANCORP, INC.

Note 19 - Earnings Per Share

Basic earnings per share ("EPS") is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted EPS is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding plus the effect of potentially dilutive common shares, which include stock options and unvested restricted stock awards, using the treasury stock method.

The following table sets forth the computation of basic and diluted earnings per common share for years ended December 31:

(In thousands, except per share data)

	2025	2024	2023
Net income available to common shareholders	$ 56,248	$ 49,437	$ 37,397
Weighted-average common shares outstanding - basic	21,757,060	17,026,240	16,319,006
Dilutive effect of stock-based compensation	265,415	44,622	31,957
Weighted-average common shares outstanding - diluted	22,022,475	17,070,862	16,350,963
Basic earnings per common share	$ 2.59	$ 2.90	$ 2.29
Diluted earnings per common share	2.55	2.90	2.29

Anti-dilutive shares are common stock equivalents with weighted-average exercise prices in excess of the weighted-average market value for the periods presented. There were 9,691 stock options that were anti-dilutive for the year ended December 31, 2025. These stock options were assumed in the William Penn acquisition. There were no antidilutive shares for the years ended December 31, 2024 and 2023.

On November 5, 2024, Mid Penn completed an underwritten public offering of 2,375,000 shares of common stock at a price of $29.50 per share, with the aggregate gross proceeds of the offering totaling $70.0 million before underwriting discounts and offering expenses. The net proceeds of the offering after deducting the underwriting discount and other offering expenses were $67.0 million.

Additionally, on November 5, 2024, Mid Penn sold an additional 356,250 shares of the Corporation's common stock pursuant to an option granted to the underwriters, at the public offering price less underwriting discounts and commissions, or $28.025 per share.

In connection with the William Penn Acquisition on April 30, 2025, the Company issued 3,506,795 shares of common stock as purchase consideration and assumed outstanding equity awards of William Penn, consisting of 538,447 stock options and 215,386 restricted stock units (RSUs). These additional shares issued significantly impacted the weighted-average shares outstanding for the year ended December 31, 2025.

MID PENN BANCORP, INC.

Note 20 - Shareholders' Equity

Accumulated Other Comprehensive Loss (Income)

The components of accumulated other comprehensive loss (income), net of taxes, are as follows:

(*In thousands*)	Unrealized Loss on Securities		Unrealized Holding Losses on Interest Rate Derivatives used in Cash Flow		Defined Benefit Plans		Total	
Balance as of December 31, 2022	$	(19,327)	$	—	$	111	$	(19,216)
OCI before reclassifications		1,988		820		(212)		2,596
Amounts reclassified from AOCI		—		—		(17)		(17)
Balance - December 31, 2023		(17,339)		820		(118)		(16,637)
OCI before reclassifications		(1,550)		665		723		(162)
Amounts reclassified from AOCI		—		—		(26)		(26)
Balance - December 31, 2024		(18,889)		1,485		579		(16,825)
OCI before reclassifications		**11,918**		**(1,676)**		**308**		**10,550**
Amounts reclassified from AOCI		—		—		(48)		(48)
Balance - December 31, 2025	$	(6,971)	$	(191)	$	839	$	(6,323)

Treasury Stock Repurchase Program

Mid Penn adopted a treasury stock repurchase program ("Program") initially effective March 19, 2020, and renewed through April 24, 2026 by Mid Penn's Board of Directors on April 23, 2025. The Program authorizes the repurchase of up to $15.0 million of Mid Penn's outstanding common stock. Under the Program, Mid Penn conducts repurchases of its common stock through open market transactions (which may be by means of a trading plan adopted under SEC Rule 10b5-1) or in privately negotiated transactions. Repurchases under the Program are made at the discretion of management and are subject to market conditions and other factors. There is no guarantee as to the exact number of shares that Mid Penn may repurchase. The Program is able to be modified, suspended or terminated at any time, at Mid Penn's discretion, based upon a number of factors, including liquidity, market conditions, the availability of alternative investment opportunities and other factors Mid Penn deems appropriate. The Program does not obligate Mid Penn to repurchase any shares.

Mid Penn repurchased 79,169 shares during 2025 at an average price per share of $28.50 under its share repurchase program. As of December 31, 2025, Mid Penn had repurchased an aggregate total of 519,891 shares of common stock at an average price of $23.65 per share under the Program. The Program had $2.7 million remaining available for repurchase as of December 31, 2025.

Dividend Reinvestment Plan

The amended and restated Dividend Reinvestment Plan of Mid Penn Bancorp, Inc. allows holders of the Corporation's common shares to purchase additional shares of the Corporation's common stock, par value $1.00 per share. Under the plan, participants may have cash dividends on all of their shares automatically reinvested, and each participating shareholder may also make optional cash contributions to purchase additional shares.

As of December 31, 2025, participants in the plan held 485,896 shares of the Corporation's common stock.

Note 21 - Stock-Based Compensation Plans

The Corporation recognizes stock-based compensation expense for equity awards based on the grant-date fair value of the awards. Compensation expense is recognized on a straight-line basis over the requisite service period and is included in salaries and benefits expense in the Consolidated Statements of Income.

On May 9, 2023, shareholders approved the 2023 Stock Incentive Plan, which authorizes Mid Penn to grant incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, deferred stock units and performance shares. The 2023 Plan was established for employees and directors of Mid Penn and the Bank, selected by the Compensation Committee of the Board of Directors, to incentivize the further success of the Company, and replaced the 2014 Restricted Stock Plan. The aggregate number of shares of common stock of the Company available for issuance under the Plans is 550,000 shares**.**

As of December 31, 2025, a total of 314,804 restricted shares were granted under the Plans, of which 110,845 shares were unvested. The Plan's shares granted and vested resulted in $4.5 million and $1.1 million in stock-based compensation expense for the years ended December 31, 2025 and 2024, respectively.

Stock-based compensation expense relating to restricted stock is calculated using grant-date fair value and is recognized on a straight-line basis over the vesting periods of the awards. Restricted shares granted to employees vest in equal amounts on the anniversary of the grant date over the vesting period and the expense is a component of salaries and benefits expense on the Consolidated Statement of Income. The employee grant vesting period is determined by the terms of each respective grant, with vesting periods generally between one and four years. Restricted shares granted to directors have a twelve-month vesting period, and the expense is a component of directors' fees and benefits within the other expense line item on the Consolidated Statement of Income.

Compensation expense and related tax benefits for restricted stock awards recognized on the Consolidated Statements of Income for the years ended December 31 is as follows:

(In thousands)		**2025**		2024		2023
Compensation expense	$	**1,999**	$	1,047	$	1,103
Tax benefit [(1)]		**(420)**		(220)		(232)
Net income effect	$	**1,579**	$	827	$	871

(1) Calculated using statutory tax rate of 21%.

A summary of the restricted stock activity for the year ended December 31, 2025 is as follows:

(Dollars in thousands)	Number of Shares		Weighted- Average Grant-Date Fair Value
Non-vested as of January 1, 2025	82,278	$	23.75
Vested	(37,878)		28.35
Granted	66,445		25.90
Non-vested as of December 31, 2025	110,845		23.46

As of December 31, 2025, there was $2.7 million of total unrecognized compensation cost related to non-vested restricted stock awards, which is expected to be recognized over a weighted-average period of 2.7 years through September 2028. Mid Penn recognizes the impact of forfeitures as of the forfeiture date.

MID PENN BANCORP, INC.

Equity Awards Assumed from William Penn Acquisition

In connection with the William Penn Acquisition on April 30, 2025, the Corporation issued 3,506,795 shares of common stock as purchase consideration and assumed outstanding equity awards of William Penn, resulting in the issuance of 538,447 stock options and 215,386 restricted stock units "RSUs" of which 134,618 stock options and 53,822 restricted stock units remained unvested as of December 31, 2025.

Compensation expense for stock options was $1.0 million for the year ended December 31, 2025. As of December 31, 2025, unrecognized compensation expense related to unvested options was $776 thousand. Compensation expense for restricted stock awards was $2.1 million for the year ended December 31, 2025. As of December 31, 2025, unrecognized compensation cost related to unvested restricted stock was $1.1 million.

The assumed awards are subject to the original vesting terms and conditions included in the William Penn stock-based compensation plan.

Note 22 - Segment Reporting

Mid Penn operates as a single reportable segment, providing a broad range of banking and financial services to individuals, businesses, and institutional clients. These services include commercial and consumer lending, deposit products, wealth management, insurance, and treasury management solutions. The Chief Executive Officer, and the Chief Financial Officer together act as the Mid Penn Chief Operating Decision Makers ("CODM"). The CODM regularly evaluates financial performance and allocates resources on a consolidated basis.

The following table presents financial information reviewed by the CODM in assessing performance and allocating resources:

(In thousands)	December 31, 2025	December 31, 2024	December 31, 2023
Net interest income	$ 199,095	$ 156,671	$ 146,973
Provision for credit losses	1,297	1,516	3,699
Noninterest income	26,842	22,493	20,008
Noninterest expense	152,270	117,616	118,588
Provision for Income taxes	16,122	10,595	7,297
Net income	56,248	49,437	37,397
Total assets	$ 6,133,896	$ 5,470,936	$ 5,290,792

Other Segment Information

Revenue Composition: Mid Penn generates revenue primarily from net interest income and noninterest income, including fees from deposit accounts, wealth management, insurance, and treasury services.

Capital Allocation & Performance Metrics: The CODM assesses performance based on key financial metrics, including net interest margin, return on assets ("ROA"), return on equity ("ROE") and efficiency ratio.

MID PENN BANCORP, INC.

<u>Note 23 - Variable Interest Entities</u>

Mid Penn invests in Low-Income Housing Tax Credit ("LIHTC") partnerships that are considered variable interest entities ("VIEs") under ASC 810, Consolidation. These partnerships are formed to develop and operate affordable housing projects that qualify for federal tax credits under Section 42 of the Internal Revenue Code.

The Company evaluates its LIHTC investments to determine whether it has a controlling financial interest in the partnerships. A controlling financial interest exists if the Company:

- Has the power to direct activities that most significantly impact the entity's economic performance; and
- Has the obligation to absorb losses or the right to receive benefits that could be significant.

Based on this assessment, Mid Penn has determined that it is not the primary beneficiary of the LIHTC partnerships, as it does not control the significant operating decisions. Therefore, these entities are not consolidated in the financial statements.

Mid Penn accounts for its LIHTC investments using the proportional amortization method under ASC 323-740, Investments - Equity method and Joint Ventures: Investments in Qualified Affordable Housing Projects. Under this method:

- The initial investment is recorded as an asset with Other Assets on the Consolidated Balance Sheet.
- Tax credits and other tax benefits are recognized as a reduction of income tax expense.
- The investment is amortized over the period in which the tax credits are received, with amortization recorded as a component of income tax expense.

The investments in these unconsolidated entities are reflected in other assets on the Consolidated Balance Sheet, and are summarized for the periods below:

	For the Year Ended	
(In thousands)	**December 31, 2025**	December 31, 2024
Income tax benefits	**$ 2,582**	$ 2,163
Amortization of LIHTC investments	**1,969**	2,290

LIHTC investments are periodically assessed for impairment. No impairment losses were recognized for the years ended December 31, 2025 and 2024.

In addition, Mid Penn holds private equity investments classified as variable interest entities, with a total carrying value of $4.7 million and $2.8 million as of December 31, 2025 and 2024. respectively. Mid Penn's maximum exposure to loss is limited to the carrying value of its investment.

MID PENN BANCORP, INC.

Note 24 - Parent Company Statements

The Parent Company Statements present the standalone financial position and results of Mid Penn Bancorp, Inc. Parent company transactions with subsidiaries are eliminated in consolidation.

CONDENSED BALANCE SHEETS

		December 31,		
(In thousands)		**2025**		2024
ASSETS				
Cash and cash equivalents	$	**3,479**	$	83,209
Investment in subsidiaries		**808,102**		617,476
Other assets		**3,775**		1,423
Total assets	$	**815,356**	$	702,108
LIABILITIES AND SHAREHOLDERS' EQUITY				
Subordinated debt and trust preferred securities	$	**—**	$	45,741
Other liabilities		**1,298**		1,349
Shareholders' equity		**814,058**		655,018
Total liabilities and shareholders' equity	$	**815,356**	$	702,108

CONDENSED STATEMENTS OF INCOME

		Year Ended December 31,				
(In thousands)		**2025**		2024		2023
Income						
Other income	$	**41**	$	62	$	147
Total Income		**41**		62		147
Expenses		**21,009**		6,677		10,865
Loss before income tax and equity in undistributed earnings of subsidiaries		**(20,968)**		(6,615)		(10,718)
Income Tax Benefit		**4,114**		1,549		2,932
Equity in undistributed earnings of subsidiaries		**73,102**		54,503		45,183
Net Income	$	**56,248**	$	49,437	$	37,397

MID PENN BANCORP, INC.

CONDENSED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
(In thousands)	**2025**	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ **56,248**	$ 49,437	$ 37,397
Equity in undistributed earnings of subsidiaries	**(73,102)**	(54,503)	(45,183)
Stock based compensation	**1,999**	1,047	1,103
Amortization of debt issuance costs	**5**	7	7
Net change in other assets	**(2,352)**	2,829	(3,407)
Net change in other liabilities	**(517)**	(854)	(246)
Net cash used in operating activities	**(17,719)**	(2,037)	(10,329)
CASH FLOWS FROM INVESTING ACTIVITIES			
Net cash paid for acquisition	**4,772**	—	(25,574)
Investment in subsidiary	**(8,588)**	12,810	71,493
Net cash (used in)/provided by investing activities	$ **(3,816)**	$ 12,810	$ 45,919
CASH FLOWS FROM FINANCING ACTIVITIES			
Dividends paid	**(18,160)**	(13,822)	(12,981)
Employee and Director Stock Purchase Plans stock issuance	**619**	561	482
Proceeds from issuance of common stock	**—**	75,956	—
Treasury stock purchased	**(2,250)**	(323)	(4,876)
Stock options exercised	**6,876**	—	—
Subordinated debt and trust preferred securities redemption	**(45,280)**	—	(10,000)
Net cash (used in)/provided by financing activities	**(58,195)**	62,372	(27,375)
Net (decrease)/increase in cash and cash equivalents	**(79,730)**	73,145	8,215
Cash and cash equivalents, beginning of year	**83,209**	10,064	1,849
Cash and cash equivalents, end of year	$ **3,479**	$ 83,209	$ 10,064

MID PENN BANCORP, INC.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Mid Penn carried out an evaluation, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15 as of December 31, 2025. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded, as of December 31, 2025, that Mid Penn's disclosure controls and procedures were effective in recording, processing, summarizing, and reporting information required to be disclosed by Mid Penn within the time periods specified in the SEC's rules and forms, and such information is accumulated and communicated to management to allow timely decisions regarding required disclosures. Management Report on Internal Controls over Financial Reporting is located on page 62 of this report and is incorporated herein by reference.

RSM US LLP, the independent registered public accounting firm that audited the Consolidated Financial Statements of the Company included in this Annual Report on Form 10-K, has audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. Their report, which expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2025, is included herein.

Changes in Internal Controls over Financial Reporting

There were no changes in Mid Penn's internal control over financial reporting during the fourth quarter of 2025 that have materially affected, or are reasonably likely to materially affect, Mid Penn's internal control over financial reporting.

Management's Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Management's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements. Management recognizes that because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ITEM 9B. OTHER INFORMATION

During the three months ended December 31, 2025, none of Mid Penn's directors or executive officers adopted, terminated, or modified a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

MID PENN BANCORP, INC.
PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item, relating to directors, executive officers, and control persons, is set forth under the captions "Executive Officers", "Information Regarding Director Nominees and Continuing Directors", "Delinquent Section 16(a) Reports", "Audit Committee Report", and "Governance of the Corporation" in Mid Penn's definitive proxy statement to be used in connection with the 2026 Annual Meeting of Shareholders, which pages are incorporated herein by reference.

The Corporation has adopted a Code of Ethics that applies to directors, officers and employees of the Corporation and the Bank. The Corporation amended the Code of Ethics on January 26, 2022. A copy is posted under Governance Documents in the Corporate Information section under the Investors link on the Corporation's website, www.midpennbank.com. The Corporation's Code of Ethics may be viewed on the Mid Penn website at **www.midpennbank.com** or requested from the Corporate Secretary by telephone at 1-866-642-7736.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item, relating to executive compensation, is set forth under the captions "Compensation Discussion and Analysis", "Executive Compensation", "Potential Payments Upon Termination or Change In Control", "Information Regarding Director Nominees and Continuing Directors", "Compensation Committee Report", "Compensation Committee Interlocks and Insider Participation", and "Pay Versus Performance" of Mid Penn's definitive proxy statement to be used in connection with the 2026 Annual Meeting of Shareholders, which pages are incorporated herein by reference. In accordance with Items 402(v) and 407(e)(5) of Regulation S-K, the information set forth under the captions "Pay versus Performance" and "Compensation Committee Report" in such proxy statement will be deemed to be furnished in this Report and will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act as a result of furnishing the disclosure in this manner.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The information required by this Item, relating to beneficial ownership of Mid Penn's common stock, is set forth under the caption "Beneficial Ownership of Mid Penn Bancorp's Stock Held By Principal Shareholders and Management" of Mid Penn's definitive proxy statement to be used in connection with the 2026 Annual Meeting of Shareholders, which pages are incorporated herein by reference. All awards under the Mid Penn Bancorp, Inc. 2023 Stock incentive Plan are in the form of restricted stock. Accordingly, they were not included in calculating the weighted-average exercise price because the shares of common stock will be issued for no consideration.

The following table provides information related to equity compensation plans as of December 31, 2025:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	Weighted-average Exercise Price of Outstanding Options, Warrants, and Rights	Number of Securities Remaining for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	299,285	27.67	235,196
Equity compensation plans not approved by security holders	—	—	—
Total	299,285	27.67	235,196

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item, relating to transactions with management and others, certain business relationships and indebtedness of management, is set forth under the captions "Related Person Transactions" and "Governance of the Corporation" of Mid Penn's definitive proxy statement to be used in connection with the 2026 Annual Meeting of Shareholders, which pages are incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item, relating to the fees and services provided by Mid Penn's principal accountant, is set forth under the caption "Audit Committee Report" of Mid Penn's definitive proxy statement to be used in connection with the 2026 Annual Meeting of Shareholders, which pages are incorporated herein by reference.

ITEM 15. EXHIBIT AND FINANCIAL STATEMENT SCHEDULES

(a) Financial statements are incorporated by reference in Part II, Item 8 hereof.

Reports of Independent Registered Public Accounting Firm

Consolidated Balance Sheets

Consolidated Statements of Income

Consolidated Statements of Comprehensive Income

Consolidated Statements of Changes in Shareholders' Equity

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

(b) The financial statement schedules, required by Regulation S-X, are omitted because the information is either not applicable or is included elsewhere in the Consolidated Financial Statements.

(c) The following Exhibits are filed as part of this filing on Form 10-K, or incorporated by reference hereto:

2.1	Agreement and Plan of Merger, dated as of March 29, 2017, by and among Mid Penn Bancorp, Inc., Mid Penn Bank, and The Scottdale Bank and Trust Company (Incorporated by reference to Exhibit 2.1 to Registrant's Current Report on Form 8-K filed on March 30, 2017.)
2.2	Agreement and Plan of Merger, dated as of January 16, 2018, by and between First Priority Financial Corp. and Mid Penn Bancorp, Inc. (Incorporated by reference to Exhibit 2.1 to Registrant's Current Report on Form 8-K filed on January 16, 2018.)
2.3	Agreement and Plan of Merger, dated as of June 30, 2021, by and between Riverview Financial Corporation and Mid Penn Bancorp, Inc. (Incorporated by reference to Exhibit 2.1 to Registrant's Current Report on Form 8-K filed on June 30, 2021.)
2.4	Agreement and Plan of Merger, dated as of December 20, 2022, by and between Brunswick Bancorp. and Mid Penn Bancorp, Inc. (Incorporated by reference to Exhibit 2.1 to Registrant's Current Report on Form 8-K filed on December 20, 2022.)
2.5	Agreement and Plan of Merger, dated as of October 31, 2024, by and between William Penn Bancorporation and Mid Penn Bancorp, Inc. (Incorporated by reference to Exhibit 2.1 to Registrant's Current Report on Form 8-K filed on November 1, 2024.)
2.6	Agreement and Plan of Merger, dated as of September 24, 2025, by and between 1st Colonial Bancorp, Inc. and Mid Penn Bancorp, Inc. (Incorporated by reference to Exhibit 2.1 to Registrant's Current Report on Form 8-K filed on September 24, 2025.)
3(i)	The Registrant's amended Articles of Incorporation. (Incorporated by reference to Exhibit 3.1 to Registrant's Quarterly Report on Form 10-Q with the SEC on May 9, 2023.)
3(ii)	The Registrant's By-laws (Incorporated by reference to Exhibit 3.2 of the Registrant's Annual Report on Form 10-K filed with the SEC on March 28, 2024.)
4.1	Description of Registrant's Securities (Incorporated by reference to Exhibit 4.1 to Registrant's Registration Statement on Form S-4 filed on January 17, 2025.)
10.1	The Registrant's Dividend Reinvestment Plan, as amended and restated. (Incorporated by reference to Exhibit 99.1 of Registrant's Registration Statement on Form S-3, filed with the SEC on October 12, 2005.)

MID PENN BANCORP, INC.

10.2	Mid Penn Bancorp, Inc. 2014 Restricted Stock Plan. (Incorporated by reference to Appendix A of Registrant's Definitive Proxy Statement on Schedule 14A as filed with the SEC on March 27, 2014.)
10.3	Form of Mid Penn Bancorp, Inc. Restricted Stock Agreement. (Incorporated by reference to Exhibit 10.4 of the Registrant's Annual Report on Form 10-K filed with the SEC on March 12, 2018.)
10.4	Mid Penn Bancorp, Inc. Director Stock Purchase Plan (Incorporated by reference to Exhibit 99.1 of Registrant's Registration Statement on Form S-8, filed with the SEC on June 8, 2017.)
10.5	Amended and Restated Employment Agreement among Mid Penn Bancorp, Inc., Mid Penn Bank and Rory G. Ritrievi dated September 6, 2022. (Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed with the SEC on September 9, 2022.)
10.6	Employment Agreement among Mid Penn Bancorp, Inc., Mid Penn Bank and Scott Micklewright dated September 6, 2022. (Incorporated by reference to Exhibit 10.3 to Registrant's Current Report on Form 8-K filed with the SEC on September 9, 2022.)
10.7	Employment Agreement among Mid Penn Bancorp, Inc., Mid Penn Bank and Justin T. Webb dated September 6, 2022. (Incorporated by reference to Exhibit 10.4 to Registrant's Current Report on Form 8-K filed with the SEC on September 9, 2022.)
10.8	Amended and Restated Change in Control Agreement among Mid Penn Bancorp, Inc., Mid Penn Bank and Rory G. Ritrievi dated September 6, 2022. (Incorporated by reference to Exhibit 10.6 to Registrant's Current Report on Form 8-K filed with the SEC on September 9, 2022.)
10.9	Amended and Restated Change in Control Agreement among Mid Penn Bancorp, Inc., Mid Penn Bank and Scott Micklewright dated September 6, 2022. (Incorporated by reference to Exhibit 10.8 to Registrant's Current Report on Form 8-K filed with the SEC on September 9, 2022.)
10.10	Amended and Restated Change in Control Agreement among Mid Penn Bancorp, Inc., Mid Penn Bank and Justin T. Webb dated September 6, 2022. (Incorporated by reference to Exhibit 10.9 to Registrant's Current Report on Form 8-K filed with the SEC on September 9, 2022.)
10.11	Mid Penn Bank 2025 Supplemental Executive Retirement Agreement between Mid Penn Bank and Rory G. Ritrievi dated October 24, 2025 (Incorporated by reference to Exhibit 10.2 to Registrant's Current Report on Form 8-K filed on October 24, 2025.)
10.12	Amendment to Supplemental Executive Retirement Plan Agreement between Mid Penn Bank and Scott Micklewright dated August 22, 2025. (Incorporated by reference to Exhibit 10.2 to Registrant's Current Report on Form 8-K filed with the SEC on August 26, 2025.)
10.13	Amendment to Supplemental Executive Retirement Plan Agreement between Mid Penn Bank and Justin Webb dated August 22, 2025. (Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed with the SEC on August 26, 2025.)
10.14	Form of Director Deferred Fee Agreement (Incorporated by reference to Exhibit 10.13 of the Registrant's Annual Report on Form 10-K filed with the SEC on March 15, 2021.)
10.15	Employee Stock Purchase Plan (Incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-8 filed with the SEC on May 25, 2023)
10.16	2023 Stock Incentive Plan (Incorporated by reference to Exhibit 10.2 to Registrant's Registration Statement on Form S-8 filed with the SEC on May 25, 2023)
10.17	Executive Annual Incentive Plan (Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed with the SEC on January 24, 2025.)

10.18	Employment Agreement among Mid Penn Bancorp, Inc., Mid Penn Bank and Heather Hall dated September 6, 2022 - filed herewith
10.19	Amended and Restated Change in Control Agreement among Mid Penn Bancorp, Inc., Mid Penn Bank and Heather Hall dated August 22, 2024. - filed herewith
10.20	Amended and Restated Supplemental Executive Retirement Plan Agreement between Mid Penn Bank and Heather Hall dated September 6, 2022. - filed herewith
10.21	Amendment to Supplemental Executive Retirement Plan Agreement between Mid Penn Bank and Heather Hall dated August 22, 2025. - filed herewith. - filed herewith
10.22	Employment Agreement among Mid Penn Bancorp, Inc., Mid Penn Bank and Joan Dickinson dated September 6, 2022. - filed herewith
10.23	Amended and Restated Change in Control Agreement among Mid Penn Bancorp, Inc., Mid Penn Bank and Joan Dickinson dated August 22, 2025 - filed herewith
10.24	Amended and Restated Supplemental Executive Retirement Plan Agreement between Mid Penn Bank and Joan Dickinson dated September 6, 2022. - filed herewith
10.25	Amendment to Supplemental Executive Retirement Plan Agreement between Mid Penn Bank and Joan Dickinson dated August 22, 2025. - filed herewith
10.26	William Penn Bancorporation 2022 Equity Incentive Plan, incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-8 filed May 1, 2025 (File No. 333-286886)
10.27	Mid Penn Bank Split Dollar Agreement between Mid Penn Bank and Rory G. Ritrievi dated October 24, 2025. (Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on October 24, 2025.)
16.1	Letter of RSM US LLP to the Securities and Exchange Commission (Incorporated by reference to 16.1 of the Registrant's Current Report on Form 8-K filed with the SEC on December 29, 2025.)
19	Insider Trading Policy - filed herewith.
21	Subsidiaries of Registrant - filed herewith.
23	Consent of Independent Registered Public Accounting Firm
31.1	Rule 13a-14(a)/15d-14(a) Certification of the Principal Executive Officer.
31.2	Rule 13a-14(a)/15d-14(a) Certification of the Principal Financial Officer.
32	Principal Executive and Financial Officer's §1350 Certifications.
97	Clawback Policy - filed herewith.
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

MID PENN BANCORP, INC.

101.DEF   Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB   Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE   Inline XBRL Taxonomy Extension Presentation Linkbase Document

104   Cover Page Interactive Data File (formatted in inline XBRL and contained in Exhibit 101)

ITEM 16. FORM 10-K SUMMARY

None.

MID PENN BANCORP, INC.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MID PENN BANCORP, INC.
(Registrant)

By: /s/ Rory G. Ritrievi
_____
Rory G. Ritrievi
Chair, President and
Chief Executive Officer
(Principal Executive Officer)

Date: March 12, 2026

By: /s/ Justin T. Webb
_____
Justin T. Webb
Chief Financial Officer
(Principal Financial Officer)

Date: March 12, 2026

MID PENN BANCORP, INC.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

By: /s/ Rory G. Ritrievi   March 12, 2026

Rory G. Ritrievi

Chair, President, Chief Executive Officer and

Director (Principal Executive Officer)

By: /s/ Justin T. Webb   March 12, 2026

Justin T. Webb

Chief Financial Officer (Principal Financial Officer)

By: /s/ Robert A. Abel   March 12, 2026

Robert A. Abel, Director

By: /s/ Thomas R. Brugger   March 12, 2026

Thomas R. Brugger, Director

By: /s/ Kimberly J. Brumbaugh   March 12, 2026

Kimberly J. Brumbaugh, Director

By: /s/ Matthew G. DeSoto   March 12, 2026

Matthew G. DeSoto, Director

By: /s/ Albert J. Evans   March 12, 2026

Albert J. Evans, Director

By: /s/ Joel L. Frank   March 12, 2026

Joel L. Frank, Director

By: /s/ Maureen M. Gathagan   March 12, 2026

Maureen M. Gathagan, Director

By: /s/ Brian A. Hudson, Sr.   March 12, 2026

Brian A. Hudson, Sr., Director

By: /s/ Bruce A. Kiefer   March 12, 2026

Bruce A. Kiefer, Director

By: /s/ Theodore W. Mowery   March 12, 2026

Theodore W. Mowery, Director

By: /s/ John E. Noone   March 12, 2026

John E. Noone, Director

By: /s/ William A. Specht, III   March 12, 2026

William A. Specht, Director

By: /s/ Kenneth J. Stephon   March 12, 2026

Kenneth J. Stephon, Director

2025 GIVING HIGHLIGHTS

Throughout 2025, we continued to build on our longstanding commitment to investing in and strengthening the communities we serve. Our charitable giving, fundraising initiatives, partnerships, and employee volunteerism helped expand access to education and health resources, supported neighborhood revitalization efforts, and contributed to the long-term stability of the communities across our footprint.

   


$2.78 MILLION
Total Contributions: Mid Penn Bank provided a total of $2.78 million in monetary and in-kind contributions to 814 nonprofit and community organizations throughout our service areas.


$250,000
Golf Classic: The Mid Penn Bank Celebrity Golf Classic raised $250,000 to benefit the Pennsylvania Breast Cancer Coalition, the Basser Center for BRCA at Penn Medicine, and the Cooper Foundation. Proceeds contribute to critical research and provide direct assistance to individuals and families affected by breast cancer.


$355,000
NoShaveNovember: For 11 years, we have partnered with Penn State Health Department of Urology on the NoShaveNovember campaign to support prostate and urological cancer research. This year, we raised $355,000 and brought our total contributions to $1.67 million.


$823,000
NAP: Through the Neighborhood Assistance Program (NAP), we committed $823,000 toward projects that revitalize distressed neighborhoods and benefit low-income residents across the communities we serve.


$833,000
EITC: Mid Penn Bank invested $833,000 through Pennsylvania's Educational Improvement Tax Credit Program (EITC) to fund scholarships and educational programs that advance academic opportunity for students and educators.


14,130 VOLUNTEER HOURS
Volunteering: Community service remains a defining part of Mid Penn, reflected in the 14,130 volunteer hours employees contributed through hands-on service to local nonprofit and community organizations.

MID PENN BANCORP INC.































BOARD OF DIRECTORS

MID PENN BANCORP INC.

Rory G. Ritrievi
Chair, President, and Chief Executive Officer,
Mid Penn Bancorp, Inc. and Mid Penn Bank

John E. Noone
Lead Independent Director, Mid Penn Bancorp, Inc.,
President, Shamrock Investments, LLC

Robert A. Abel
Principal Emeritus, Brown Plus

Thomas R. Brugger
Former Chief Financial Officer,
Orrstown Bank

Kimberly J. Brumbaugh
Founder and Managing Partner,
Brumbaugh Wealth Management, LLC

Matthew G. DeSoto
President and Chief Executive Officer,
MITER Brands

Albert J. Evans
President, Fanelli, Evans & Patel, P.C.

Joel L. Frank
Chairman and Managing Partner,
Lamb McErlane PC

Maureen M. Gathagan
Partner, Bittersweet Management, LLC,
Member, Gathagan Investment Company, LP

Brian A. Hudson, Sr.
Former Executive Director and
Chief Executive Officer,
Pennsylvania Housing Finance Agency

Bruce A. Kiefer
Former Manager/Chemist,
The Hershey Company,
Managing Partner, Lawrence Keister & Co.

Theodore W. Mowery
Founding Partner, Gunn Mowery, LLC

William A. Specht, III
President and Chief Executive Officer,
Seal Glove Manufacturing, Inc.
and Ark Safety

Kenneth J. Stephon
Chief Corporate Development Officer,
Mid Penn Bancorp, Inc. and Mid Penn Bank































MID PENN BANK®

EXECUTIVE TEAM

Rory G. Ritrievi
Chair, President, and Chief Executive Officer

Justin T. Webb
Chief Financial Officer

Scott W. Micklewright
President of Commercial and Consumer Banking and Chief Revenue Office

Joan E. Dickinson
Chief Retail Officer

Heather R. Hall
Market President of the Greater Harrisburg Area Market and Chief Lending Officer

Jordan D. Space
President of the Private Bank and Chief Revenue Officer of MPB Financial

Kenneth J. Stephon
Chief Corporate Development Officer

John Paul Livingston
Chief Information and Technology Officer

Joseph L. Paese
Director of Trust and Wealth Management

Dana R. Stewart
Chief Operating Officer

Zachary C. Miller
Chief Risk Officer

Paul W. Spotts
Chief Credit Officer

MID PENN BANCORP INC.

OFFICERS

Rory G. Ritrievi
Chair, President, and Chief Executive Officer

Justin T. Webb
Chief Financial Officer

Kenneth J. Stephon
Chief Corporate Development Officer



OUR MISSION

TO REWARD ALL OF OUR SHAREHOLDERS, CRITICALLY SERVE AND SUPPORT ALL OF OUR CUSTOMERS AND COMMUNITIES, AND CHERISH ALL OF OUR EMPLOYEES.



2407 PARK DRIVE, HARRISBURG, PA 17110 | MIDPENNBANK.COM